UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
383 Madison Avenue
New York, New York 10179

JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules of (1) Assets Held for Investment Purposes at End of Year as of December 31, 2019, (2) Assets Both Acquired and Disposed of Within the Plan Year ended December 31, 2019 and (3) Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.

We have served as the Plan's auditor since 2006.

Cleveland, Ohio
June 26, 2020

JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2019	2018
Assets:
Investments at fair value	$29,594,790,708	$23,555,032,494
Investments at contract value	2,401,033,693	2,178,776,787
Total investments	31,995,824,401	25,733,809,281

Receivables:
Employers’ contributions	557,628,289	519,861,002
Notes receivable from participants	565,805,075	559,966,294
Receivable for investments sold	639,190,253	182,236,389
Participants’ contributions	27,883,532	25,968,420
Accrued interest and dividends	23,803,380	21,046,617
Other	6,059,052	5,370,166
Total receivables	1,820,369,581	1,314,448,888

Cash (noninterest-bearing)	172,293	716,144
Total assets	33,816,366,275	27,048,974,313

Liabilities:
Derivative payables	861,116	2,810,109
Total liabilities at fair value	861,116	2,810,109
Payable for investments purchased	904,725,382	495,969,727
Accrued administrative expenses	2,879,172	2,426,949
Other	1,134,257	4,255,040
Total liabilities	909,599,927	505,461,825
Net assets available for benefits	$32,906,766,348	$26,543,512,488
The accompanying notes to financial statements are an integral part of these statements.

JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2019	2018
Additions:
Contributions:
Participants	$1,116,632,591	$1,063,850,381
Employers	566,618,552	528,177,711
Rollovers	196,865,874	241,154,607
Total contributions	1,880,117,017	1,833,182,699
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	145,139,032	112,992,789
Other	105,587,368	94,966,879
Interest income	86,579,444	74,105,132
Net appreciation/(depreciation) in fair value of investments	6,285,340,056	(1,841,646,733)
Net increase/(decrease) in investment income	6,622,645,900	(1,559,581,933)
Interest income on notes receivable from participants	24,256,710	20,876,791
Total additions	8,527,019,627	294,477,557

Deductions:
Benefits paid to participants	2,149,523,950	1,747,921,497
Administrative expenses	14,241,817	15,613,858
Total deductions	2,163,765,767	1,763,535,355
Net change during the year	6,363,253,860	(1,469,057,798)

Net assets transferred from other plan	—	30,756,077
Net assets available for benefits, beginning of year	26,543,512,488	27,981,814,209
Net assets available for benefits, end of year	$32,906,766,348	$26,543,512,488
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 38 states and Washington, D.C. and operates nationally as well as through non-U.S. bank branches and subsidiaries, and representative offices.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and governing legal Plan document for a more complete description of the Plan.
General
The Plan enables eligible employees of JPMorgan Chase and certain of its affiliated companies (i.e., "Participants") to save and invest for their retirement in individual accounts. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by the plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to and is intended to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended ("Code"). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Effective May 1, 2018, the Highbridge Capital 401(k) Plan, which relates to a previous acquisition, was merged into the Plan.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees who are regularly scheduled to work 20 hours or more per week are eligible to participate after completing 60 days of service. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless another investment election is chosen, Participant contributions are invested in one of the Plan’s qualified default investment alternative funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary/regular pay and variable incentive compensation. Eligible compensation excludes overtime, sign-on bonuses and similar awards, referral awards, stipends, non-cash awards (such as equity awards), and allowances. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution ("Matching Contribution") on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met. Participants whose total annual cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of total annual cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Discretionary contributions
In December 2019 and 2018, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2020 and 2019, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in a Target Date Fund in the absence of such an election.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Other contributions commencing January 1, 2019 - January 1, 2020
In connection with changes to the U.S. Retirement Savings Program, JPMorgan Chase announced in December 2018, that it would freeze its principal defined benefit pension plan in the U.S., the JPMorgan Chase Retirement Plan ("Retirement Plan"). Commencing on January 1, 2020 (and January 1, 2019, for new hires on and after December 2, 2017), eligible employees no longer earn monthly pay credits in the Retirement Plan. Instead, JPMorgan Chase will provide annual profit-sharing contributions to the Plan (known as “automatic pay credits”) on behalf of each Participant who has completed one year of service – provided that the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met – based upon a percentage of eligible compensation capped at $100,000 annually.
Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers; individual retirement accounts (“IRA”); governmental 457 plans; and 403(b) plans. After-tax rollovers are not accepted by the Plan, except Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a non-leveraged employee stock ownership plan. As such, Participants may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are 100% vested, including any associated investment performance (or “earnings”). Participants become 100% vested in the value of the Matching Contributions and automatic pay credits, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. For the years ended December 31, 2019 and 2018, $8,296,979 and $4,542,914, respectively, of the forfeited amounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of his or her vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of non-forfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per Plan provisions). Participants who do not have the amounts described in the preceding paragraph may request to withdraw their vested account balance only upon attaining age 59 ½ or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per Plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of his or her vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after he or she attains the age of 70 1/2 (or age 72 if the Participant turned age 70 ½ after December 31, 2019). A Participant will be deemed to have elected to defer receipt of his or her account balance to April 1 of the year following the year in which he or she attains age 70 1/2 (or age 72 if the Participant turned age 70 ½ after December 31, 2019) unless otherwise elected by the month following the date of his or her 65th birthday.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect to directly roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal plus accrued interest amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.
2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform with the current year’s presentation.
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
Investments are recorded at fair value, except for the synthetic guaranteed investment contracts ("synthetic GICs"), which are recorded at contract value. Investments measured at fair value include certain investments that use the net asset value per share ("NAV") or its equivalent as a practical expedient. For information related to the Plan’s valuation methodologies for its investments recorded at fair value, refer to Note 3.
Synthetic GICs
A synthetic GIC is an investment contract associated with the Stable Value Fund in which the Plan owns the underlying investment assets and purchases wrapper contracts from insurance companies or other financial institutions which provide market value and cash flow risk protection to the Plan. The Plan accounts for its synthetic GICs at contract value as that is the amount Participants would receive if they were to withdraw or transfer all or a portion of their investments in the Stable Value Fund. For a discussion of synthetic GIC investment contracts, refer to Note 5.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The U.S. Department of Labor, however, requires that these amounts be reported as a liability on Internal Revenue Service ("IRS") Form 5500. As a result, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on IRS Form 5500 as benefits paid.
The following is a reconciliation of net assets available for benefits as disclosed per the financial statements to the Form 5500.

December 31,	2019	2018
Net assets available for benefits per the financial statements	$32,906,766,348	$26,543,512,488
Less: Amounts allocated to withdrawing Participants	(3,230,876)	(2,362,723)
Net assets available for benefits per Form 5500	$32,903,535,472	$26,541,149,765

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

The following is a reconciliation of benefits paid to Participants as disclosed per the financial statements to Form 5500.

Year ended December 31,	2019	2018
Benefits paid to Participants per the financial statements	$2,149,523,950	$1,747,921,497
Add: Amounts allocated to withdrawing Participants at end of year	3,230,876	2,362,723
Less: Amounts allocated to withdrawing Participants at beginning of year	(2,362,723)	(4,498,999)
Benefits paid to Participants per Form 5500	$2,150,392,103	$1,745,785,221
Foreign currency translation
The Plan revalues assets, liabilities, income and expenses denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.
3. Fair value measurements
Determination of fair value
The following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-structured process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) market. No adjustments to quoted prices are applied for instruments classified within level 1 of the fair value hierarchy (refer to the discussion below for further information on the fair value hierarchy).
The Plan uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Plan could result in a different estimate of fair value at the reporting date.
During 2019, no changes were made to the Plan's valuation models that had, or are expected to have, a material impact on the Plan's Statements of Changes in Net Assets Available for Benefits.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

The following table describes the valuation methodologies generally used by the Plan to measure its instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Instrument	Valuation methodology	Classifications in the valuation hierarchy
JPMorgan Chase & Co. common stock	Closing price reported on the New York Stock Exchange	Level 1
Other equity, corporate debt, asset-backed, U.S. federal, state, local and non-U.S. government and mortgage-backed securities	Quoted market prices	Level 1
	In the absence of quoted market prices, securities are valued based on:	Level 2
• Observable market prices for similar securities
• Relevant broker quotes
• Independent pricing services
• Discounted cash flows
In addition, the following inputs to discounted cash flows are used for the following products:
Mortgage- and asset-backed securities specific inputs:
• Collateral characteristics
• Deal-specific payment and loss allocations
• Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity
Collateralized loan obligations ("CLOs") specific inputs:
• Collateral characteristics
• Deal-specific payment and loss allocations
• Expected prepayment speed, conditional default rates, loss severity
• Credit spreads
• Credit rating data
Fund investments (e.g., mutual, money market and other) and registered investment companies	Net asset value
	• NAV is supported by the ability to redeem and purchase at NAV level.	Level 1
Derivatives	Exchange traded derivatives that are actively traded and valued using the exchange price.	Level 1
	Non-exchange traded derivatives that are valued using independent pricing services.	Level 2
Refer to Note 6 for further information on derivative instruments.
Investments measured at net asset value
The Plan also uses as a practical expedient the NAV per share (or its equivalent) to measure the fair value of multiple investments that (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. These investments consist predominantly of investments in certain collective investment funds and registered investment companies.
The investment strategies for collective investment funds and registered investment companies vary, and they may invest directly and indirectly in a broad range of equity, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., Standard & Poor’s ("S&P") 500 Index, Russell 1000 Index, Bloomberg Barclays U.S. Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments could be subject to restrictions on redemption in the future as indicated above; and they may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

The following tables present the financial instruments carried at fair value as of December 31, 2019 and 2018, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2019	Level 1	Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co.	$5,695,985,065	$—	$5,695,985,065
Other equity securities	2,886,535,039	49,941	2,886,584,980
Total equity securities	8,582,520,104	49,941	8,582,570,045
Corporate debt and asset-backed securities	—	1,854,042,353	1,854,042,353
U.S. federal, state, local and non-U.S. government securities	526,570,614	34,078,069	560,648,683
Mortgage-backed securities	164,184,132	44,522,287	208,706,419
Money market funds and other	278,609,777	—	278,609,777
Derivative receivables	—	614,769	614,769
Total assets measured at fair value	$9,551,884,627	$1,933,307,419	$11,485,192,046
Investments measured at NAV(a)			18,109,598,662
Total investments at fair value			$29,594,790,708

Derivative payables	$—	$861,116	$861,116
Total liabilities measured at fair value	$—	$861,116	$861,116

	Fair value hierarchy
December 31, 2018	Level 1	Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co.	$4,401,020,129	$—	$4,401,020,129
Other equity securities	2,293,810,581	19,907	2,293,830,488
Total equity securities	6,694,830,710	19,907	6,694,850,617

Corporate debt and asset-backed securities	—	1,570,261,140	1,570,261,140
U.S. federal, state, local and non-U.S. government securities	566,507,075	49,833,930	616,341,005
Mortgage-backed securities	140,178,116	12,667,831	152,845,947
Money market funds and other	182,608,804	—	182,608,804
Derivative receivables	—	3,233,132	3,233,132
Total assets measured at fair value	$7,584,124,705	$1,636,015,940	$9,220,140,645
Investments measured at NAV(a)			14,334,891,849
Total investments at fair value			$23,555,032,494

Derivative payables	$—	$2,810,109	$2,810,109
Total liabilities measured at fair value	$—	$2,810,109	$2,810,109

(a)	Investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy.
4. Investment program
As of December 31, 2019, the Plan offers Participants 29 investment options, which consist of: nine Target Date Funds (most of the underlying funds are index funds) and 20 core investment funds, which are composed of six fixed-income funds, nine domestic equity funds (five are index funds), three international equity funds (two are index funds), one emerging markets equity index fund, and the JPMorgan Chase Common Stock Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Great-West Financial Retirement Plan Services, LLC is the third-party administrator and record-keeper.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using NAV. Changes generally become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes generally become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.
5. Synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any provision for credit losses to reflect the credit risk of the issuer of the synthetic GIC or otherwise.
There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to the synthetic GICs recorded at contract value:

December 31,	2019	2018
Synthetic GICs
MetLife Wrapper Contract	$723,686,179	$655,440,606
Prudential Wrapper Contract	742,497,086	674,105,681
Transamerica Wrapper Contract	558,322,075	507,380,517
VOYA Contract Wrapper Contract	376,528,353	341,849,983
Total synthetic GICs	$2,401,033,693	$2,178,776,787
6. Derivative instruments
Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. Derivative instruments enable Participants to mitigate or modify interest rate, credit, foreign exchange and equity risks. The Plan uses derivatives to manage and invest in market and credit risk exposures, predominantly using interest rate, credit derivative, foreign exchange and equity contracts. For a further discussion of credit derivatives, refer to the discussion in the Credit derivatives section of this Note.
Accounting for derivatives
All derivatives are recorded on the Statements of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statements of Changes in Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2019 and 2018.

	Notional amounts(a)
December 31,	2019	2018
Interest rate contracts
Swaps	$249,583,030	$344,922,347
Futures and forwards	238,861,540	143,533,938
Written options	92,508,526	134,499,328
Purchased options	271,840,000	162,460,000
Total interest rate contracts	852,793,096	785,415,613
Credit derivatives	103,425,833	90,442,647
Foreign exchange contracts
Spot, futures and forwards	65,082,083	34,764,532
Total foreign exchange contracts	65,082,083	34,764,532
Equity contracts
Futures and forwards	8,150	11,700
Warrants	—	2,998
Total equity contracts	8,150	14,698
Total derivative notional amounts	$1,021,309,162	$910,637,490

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables (irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2019 and 2018, respectively.

	Gross derivative receivables		Gross derivative payables
December 31,	2019	2018	2019	2018
Contract type
Interest rate	$25,072	$2,634,913	$101,644	$2,484,193
Credit	117,639	97,586	54,436	40,057
Foreign exchange	472,058	453,594	705,036	232,273
Equity	—	47,039	—	53,586
Gross fair value of derivative receivables and payables	$614,769	$3,233,132	$861,116	$2,810,109
Derivatives gains and losses
The following table presents derivatives gains/(losses), by contract type, for the years ended December 31, 2019 and 2018. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2019	2018
Contract type
Interest rate	$(8,829,631)	$1,229,711
Credit	471,957	(587,890)
Foreign exchange	614,953	1,353,317
Equity	2,366,171	(2,933,746)
Total	$(5,376,550)	$(938,608)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to actively pursue, where possible, the use of legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk inherent in derivative receivables. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Collateral/margin agreements provide for a security interest in, or title transfer of, securities or cash collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.
The amount of derivative receivables reported on the Statements of Net Assets Available for Benefits is the fair value of the derivative contracts excluding the impact of any legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $402,990 and $1,920,000 of cash collateral and no securities collateral as of December 31, 2019 and 2018, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract, generally upon a ratings downgrade of the counterparty or in the event sufficient collateral is not delivered as required, at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $861,116 and $2,810,109 as of December 31, 2019 and 2018, respectively. The Plan has posted $4,030,841 and $3,581,029 of cash collateral and $2,517,057 and $4,120,883 of securities collateral as of December 31, 2019 and 2018, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on either a single referenced entity ("single-name") or a broad-based index. Protected credit events are specified at the inception of a transaction.
The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2019 and 2018, where the Plan is the seller of protection. All of the credit derivative contracts, where the Plan is the seller of protection, were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Plan's view, the risks associated with such derivatives. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Protection sold – credit derivatives ratings(a)/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value of receivables(b)	Fair value of payables(b)	Net Fair value
2019	Investment-grade	$11,445,888	$7,750,000	$3,100,000	$22,295,888	$116,356	$(3,702)	$112,654
	Noninvestment-grade	800,000	—	—	800,000	1,283	—	1,283
	Total	$12,245,888	$7,750,000	$3,100,000	$23,095,888	$117,639	$(3,702)	$113,937

2018	Investment-grade	$5,400,000	$42,598,622	$2,700,000	$50,698,622	$97,586	$(40,057)	$57,529
	Noninvestment-grade	—	100,000	—	100,000	—	—	—
	Total	$5,400,000	$42,698,622	$2,700,000	$50,798,622	$97,586	$(40,057)	$57,529

(a)	The ratings scale is primarily based on external credit ratings as defined by S&P and Moody’s Investor Services.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral received and posted by the Plan.
7. Transactions with affiliated parties
Certain Plan investments are managed by parties that meet the definition of affiliated parties as defined by the Plan. The following summary of transactions qualify as party-in-interest transactions for the years ended December 31, 2019 and 2018.

	Aggregate cost of purchases		Aggregate proceeds from sales, redemptions and distributions to participants
	2019	2018	2019	2018
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,492,380,255	$3,290,556,240	$3,396,379,270	$3,319,336,274
JPMorgan Chase & Co. common stock	526,498,351	655,462,539	971,245,992	644,297,884
Core Bond Fund (managed by JPMorgan Investment Advisors)	116,883,863	38,293,276	21,424,217	31,463,286
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Markets Debt Fund	25,102,121	39,948,658	25,493,483	16,133,553
Short-Term Fixed Income Fund	989,102,822	1,168,918,662	892,202,909	1,115,485,007
Small Cap Core Fund	543,995,911	631,351,786	573,985,277	627,746,061
Stable Value Fund	789,530,394	1,229,634,893	616,590,493	1,213,670,396
8. Tax status and federal income taxes
On May 12, 2017, the Plan received a favorable letter of determination from the IRS stating that it qualified under Code Section 401(a), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the applicable provisions of the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019 and 2018, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to audits by the taxing authorities; however, there are currently no audits in progress for any tax period.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.
9. Commitments and contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management’s best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2019, that there are no pending or threatened legal proceedings affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.
10. Risks and uncertainties
The Plan’s investments include financial instruments that are exposed to various risks such as market, credit and liquidity risks. The instruments include investments in equities, fixed income securities, swaps, currency and commodities, futures, forwards, options, and other derivative contracts. Due to the level of risk associated with certain financial instruments, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Market risk is the risk associated with the effect of changes in market factors, such as interest and foreign exchange rates, equity and commodity prices, credit spreads or implied volatilities, on the value of assets and liabilities held for both the short and long term. In many cases, the Plan’s financial instruments serve to reduce, rather than increase, exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.
Credit risk is the risk associated with the default or change in credit profile of a counterparty. Regarding derivative assets, the Plan is subject to the risk of counterparty nonperformance except for written options, which obligate the Plan to perform, but do not give rise to counterparty credit risk. The Plan predominantly enters into derivative contracts with counterparties of high credit quality; therefore, the risk of counterparty nonperformance is considered to be negligible.
Concentration of credit risk arises when investments or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Plan’s exposure to a concentration of credit risk is limited by the broad diversification of its investments across the Participant directed fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan's exposure to credit risk from synthetic GICs is limited to the excess of the carrying value of the contract over the market value of the underlying investments.
11. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
12. Subsequent event
The Plan’s management has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through June 26, 2020, which is the date the financial statements were available to be issued. Following the outbreak of the COVID-19 pandemic in early 2020, the Plan’s management is monitoring the development of the pandemic and evaluating its impact on the Plan. The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020, provides certain relief options for plan sponsors and participants who meet the eligibility criteria spelled out in the CARES Act. The Plan has adopted certain of these provisions. Eligible Participants may now borrow up to the lesser of $100,000 or 100% of the vested value of their account balance, and they can suspend loan repayments for a new or existing loan through December 31, 2020 (or another deadline provided by the IRS). Eligible Participants also have the ability to take a hardship withdrawal from the Plan in an amount equal to their vested account balance up to a maximum of $100,000, which is exempt from the normal 10% early withdrawal penalty. Participants may elect to pay back a portion or the entire amount of the hardship withdrawal over a period of up to three years. The Plan’s management will continue to assess ongoing developments in government actions in response to the COVID-19 pandemic as well as monitor the development of the pandemic and evaluate its impact on the net assets available for benefits and the changes in net assets available for benefits of the Plan. The pandemic has adversely affected global economic activity and greatly increased the volatility and instability in financial markets which affects the values of the Plan’s investments. Refer to Note 10 for additional information regarding the effect on the values of the Plan’s investments and Participants’ account balances. As of the date these financial statements were available to be issued, the Plan’s management was not aware of any other material adverse effects on the Plan as a result of the COVID-19 pandemic. Further, there have been no other material subsequent events that occurred during such period that would require disclosure or recognition in these financial statements.

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES:
	ABB LTD	403,572 SHARES	8,894,807	9,739,740
	ABBVIE INC	58,245 SHARES	4,208,577	5,157,012
	ABIOMED INC	44,044 SHARES	8,468,151	7,513,466
	ABM INDUSTRIES INC	78,302 SHARES	2,664,957	2,952,768
	ACACIA RESEARCH CORP	32,678 SHARES	126,121	86,923
	ACADIA HEALTHCARE CO INC	82,928 SHARES	3,062,509	2,754,868
	ACCO BRANDS CORP	407,778 SHARES	3,190,528	3,816,802
	ACI WORLDWIDE INC	49,200 SHARES	1,588,324	1,863,942
	ACLARIS THERAPEUTICS INC	71,300 SHARES	1,345,614	134,757
	ACORDA THERAPEUTICS INC	25,500 SHARES	980,401	52,020
	ACTUANT CORP	103,638 SHARES	2,684,480	2,697,697
	ADAPTIVE BIOTECH CORP	26,300 SHARES	1,060,818	786,896
	ADECOAGRO	242,992 SHARES	2,372,195	2,033,843
	ADOBE INC	69,065 SHARES	8,352,075	22,778,328
	ADURO BIOTECH INC	483,500 SHARES	2,880,933	570,530
	ADVANCED DRAINAGE SYSTEMS INC	31,700 SHARES	1,256,648	1,231,228
	ADVANCED ENERGY INDUSTRIES INC	33,968 SHARES	2,174,765	2,418,522
	ADVANCED MICRO DEVICES INC	369,709 SHARES	9,268,112	16,954,855
	ADVANSIX INC	9,300 SHARES	255,155	185,628
	AIR FRANCE-KLM	142,409 SHARES	1,574,191	1,586,392
	AIRCASTLE LTD	124,800 SHARES	2,662,183	3,994,848
	AKEBIA THERAPEUTICS INC	89,700 SHARES	1,372,310	566,904
	AKZO NOBEL NV	49,683 SHARES	3,493,712	5,054,917
	ALECTOR INC	128,200 SHARES	2,496,500	2,208,886
	ALIBABA GRP HOLDING LTD	43,457 SHARES	4,599,176	9,217,230
	ALPHA & OMEGA SEMICONDUCTOR LTD	147,675 SHARES	2,239,611	2,011,333
	ALPHABET INC	40,701 SHARES	31,089,096	54,418,051
	AMAG PHARMACEUTICALS INC	18,300 SHARES	449,359	222,711
	AMAZON.COM INC	28,941 SHARES	33,292,666	53,478,337
	AMEDISYS INC	8,900 SHARES	1,094,334	1,485,588
	AMERICAN ASSETS TR INC	13,300 SHARES	611,513	610,470
	AMERICAN INTL GRP INC	246,588 SHARES	13,199,969	12,657,362
	AMERICAN PUBLIC EDUCATION INC	20,700 SHARES	621,134	566,973
	AMERICAN RENAL ASSOC HLDGS INC	35,400 SHARES	779,354	367,098
	AMERICAN TOWER CORP	88,941 SHARES	9,049,411	20,440,421
	AMERICOLD REALTY TRUST	101,300 SHARES	2,641,440	3,551,578
	AMERIS BANCORP	28,988 SHARES	752,477	1,233,150
	AMERIS BANCORP	94,740 SHARES	4,389,705	4,030,240
	AMETEK INC	31,930 SHARES	1,437,608	3,184,698
	AMICUS THERAPEUTICS INC	150,700 SHARES	894,971	1,467,818
	AMICUS THERAPEUTICS INC	213,865 SHARES	2,407,275	2,083,045
	AMPLIFY ENERGY CORP	82,300 SHARES	790,779	544,003
	ANAPTYSBIO INC	128,200 SHARES	2,089,295	2,083,250
	APOLLO COMMERCIAL RL ES FIN INC	51,700 SHARES	977,837	945,593
	APPFOLIO INC	8,497 SHARES	924,019	934,245
	APPLE INC	268,173 SHARES	53,759,500	78,749,001
	APPLIED INDUSTRIAL TECH INC	22,400 SHARES	1,031,982	1,493,856
	APPLIED MATERIALS INC	121,896 SHARES	4,034,824	7,440,532

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ARCBEST CORP	102,327 SHARES	2,287,752	2,824,225
	ARCH COAL INC	21,000 SHARES	1,744,305	1,506,540
	ARMADA HOFFLER PROP INC	209,816 SHARES	2,827,510	3,850,124
	ARMSTRONG WORLD INDUSTRIES INC	13,394 SHARES	1,172,899	1,258,634
	ARROWHEAD PHARMACEUTICALS INC	60,700 SHARES	1,000,962	3,850,201
	ARVINAS INC	1,600 SHARES	25,600	65,744
	ARYZTA AG	359,089 SHARES	1,724,065	401,233
	ASHFORD HOSPITALITY TR INC	27,510 SHARES	176,120	76,753
	ASSEMBLY BIOSCIENCES INC	68,600 SHARES	1,513,572	1,403,556
	ASSETMARK FINCL HOLDINGS INC	33,911 SHARES	847,338	984,097
	ASTRAZENECA PLC	61,137 SHARES	3,638,060	6,161,003
	ATARA BIOTHERAPEUTICS INC	13,600 SHARES	536,299	223,992
	ATKORE INTL GRP INC	183,100 SHARES	4,470,449	7,408,226
	ATLANTIC POWER CORP	122,588 SHARES	277,387	285,630
	ATLANTIC UNION BANKSHARES CORP	72,129 SHARES	2,798,277	2,708,444
	AUTODESK INC	87,004 SHARES	7,734,720	15,961,754
	AVAYA HOLDINGS CORP	43,800 SHARES	710,854	591,300
	AVIS BUDGET GRP INC	19,800 SHARES	697,073	638,352
	AVIVA PLC	862,189 SHARES	6,166,842	4,782,328
	AXA EQUITABLE HOLDINGS INC	11,059 SHARES	242,469	274,042
	AXIS CAPITAL HOLDINGS LTD	29,578 SHARES	1,868,465	1,758,116
	BAIDU INC	58,456 SHARES	9,444,955	7,388,838
	BALFOUR BEATTY PLC	1,087,177 SHARES	4,417,808	3,764,781
	BANCORP INC	126,100 SHARES	1,245,655	1,635,517
	BANDWIDTH INC	59,459 SHARES	2,777,254	3,808,349
	BANK OF NT BUTTERFIELD & SON LTD	72,200 SHARES	2,321,481	2,672,844
	BANKUNITED INC	143,593 SHARES	4,932,092	5,249,760
	BARCLAYS PLC	3,711,322 SHARES	10,335,229	8,832,133
	BARNES & NOBLE EDUCATION INC	266,200 SHARES	1,599,250	1,136,674
	BARRETT BUSINESS SERVICES INC	66,697 SHARES	3,043,763	6,033,411
	BASF SE	161,252 SHARES	13,621,037	12,190,712
	BASSETT FURNITURE INDUSTRIES INC	13,800 SHARES	272,178	230,184
	BAYER AG	73,658 SHARES	5,004,990	6,020,011
	BEACON ROOFING SUPPLY INC	18,837 SHARES	858,474	602,407
	BECTON DICKINSON AND CO	20,888 SHARES	4,188,895	5,680,909
	BENCHMARK ELECTRONICS INC	161,700 SHARES	4,290,311	5,556,012
	BERRY GLOBAL GRP INC	8,136 SHARES	301,342	386,379
	BERRY PETROLEUM CORP	206,700 SHARES	2,035,736	1,949,181
	BGC PARTNERS INC	51,951 SHARES	342,282	308,589
	BIOGEN INC	10,003 SHARES	3,011,064	2,968,190
	BLACK HILLS CORP	20,500 SHARES	1,485,066	1,610,070
	BLOOMIN' BRANDS INC	36,500 SHARES	755,252	805,555
	BLUCORA INC	143,600 SHARES	3,077,586	3,753,704
	BLUEBIRD BIO INC	10,100 SHARES	563,528	886,275
	BLUEPRINT MEDICINES CORP	32,100 SHARES	2,768,461	2,571,531
	BMC STOCK HOLDINGS INC	154,000 SHARES	3,541,866	4,418,260
	BNP PARIBAS SA	115,740 SHARES	6,666,852	6,863,576
	BOEING CO	21,985 SHARES	3,832,847	7,161,834

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	BOEING CO	34,633 SHARES	12,442,897	11,282,046
	BOISE CASCADE CO	73,209 SHARES	1,892,402	2,674,325
	BOOT BARN HOLDINGS INC	79,115 SHARES	2,366,690	3,522,991
	BOTTOMLINE TECH DE INC	15,400 SHARES	1,090,271	825,440
	BOYD GAMING CORP	22,600 SHARES	577,087	676,644
	BP PLC	1,171,363 SHARES	6,976,422	7,318,115
	BRAEMAR HOTELS & RESORTS INC	21,400 SHARES	207,652	191,102
	BRIDGEBIO PHARMA INC	37,600 SHARES	1,016,971	1,317,880
	BRIGHTCOVE INC	62,800 SHARES	772,436	545,732
	BRIGHTSPHERE INVESTMENT GRP	19,900 SHARES	291,273	203,378
	BRIGHTSPHERE INVESTMENT GRP	248,788 SHARES	3,835,726	2,542,613
	BRITISH AMERICAN TOBACCO PLC	214,566 SHARES	10,633,914	9,185,419
	BROOKLINE BANCORP INC	104,687 SHARES	1,585,539	1,723,148
	BROOKS AUTOMATION INC	59,964 SHARES	1,526,826	2,516,089
	BUILDERS FIRSTSOURCE INC	195,300 SHARES	2,887,181	4,962,573
	BUNGE LTD	74,915 SHARES	4,830,008	4,311,358
	BYLINE BANCORP INC	115,246 SHARES	2,458,859	2,255,364
	CACTUS INC	93,102 SHARES	2,754,991	3,195,261
	CAIXABANK SA	1,059,622 SHARES	3,950,057	3,328,013
	CAMBIUM NETWORKS CORP	180,400 SHARES	1,728,253	1,576,696
	CANADIAN IMPERIAL BK OF COMMERCE	28,410 SHARES	2,347,875	2,367,445
	CANADIAN NATIONAL RAILWAY CO	105,582 SHARES	9,363,367	9,549,892
	CARA THERAPEUTICS INC	43,700 SHARES	450,016	704,007
	CARDLYTICS INC	31,961 SHARES	518,893	2,009,068
	CARNIVAL CORP	82,243 SHARES	3,781,077	4,180,412
	CARREFOUR SA	235,793 SHARES	4,341,039	3,956,931
	CATALYST PHARMACEUTICALS INC	315,800 SHARES	834,369	1,184,250
	CATCHMARK TIMBER TR INC	48,700 SHARES	567,085	558,589
	CATHAY GENERAL BANCORP	21,179 SHARES	666,636	805,861
	CBIZ INC	77,700 SHARES	1,825,067	2,094,792
	CDW CORP/DE	71,189 SHARES	3,036,309	10,168,637
	CENTERPOINT ENERGY INC	106,708 SHARES	3,078,029	2,909,927
	CENTRAL EUROPEAN MEDIA ENTRPSLTD	110,000 SHARES	516,296	498,300
	CENTRAL GARDEN & PET CO	105,800 SHARES	2,503,809	3,106,288
	CENTRAL VALLEY COMMUNITY BANCORP	8,200 SHARES	183,693	177,694
	CERIDIAN HCM HOLDING INC	96,747 SHARES	5,235,966	6,567,186
	CF INDUSTRIES HOLDINGS INC	100,513 SHARES	3,483,807	4,798,491
	CHARLES SCHWAB CORP	120,320 SHARES	5,416,500	5,722,419
	CHATHAM LODGING TR	24,124 SHARES	490,524	442,434
	CHEVRON CORP	12,110 SHARES	1,369,219	1,459,376
	CHINA MERCHANTS PORT HOLDINGS CO	992,858 SHARES	3,117,252	1,679,441
	CHINA MOBILE LTD	1,126,679 SHARES	10,866,908	9,471,172
	CHUBB LTD	70,418 SHARES	10,188,368	10,961,266
	CIE FINANCIERE RICHEMONT SA	18,022 SHARES	1,373,419	1,415,556
	CIENA CORP	15,900 SHARES	476,067	678,771
	CIRCOR INTL INC	57,270 SHARES	2,333,364	2,648,165
	CISCO SYSTEMS INC	148,789 SHARES	4,130,074	7,135,920
	CITIGRP INC	46,146 SHARES	2,379,542	3,686,604

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	CITY OFFICE INC	132,100 SHARES	1,824,642	1,785,992
	CLEARWAY ENERGY INC	58,000 SHARES	1,080,945	1,108,960
	CLOUDFLARE INC	186,700 SHARES	3,056,188	3,185,102
	COBHAM PLC	627,886 SHARES	972,364	1,366,218
	COCA-COLA BOTTLERS JAPAN HLDGS INC	41,400 SHARES	978,301	1,063,238
	COGNIZANT TECH SOLUTIONS CORP	37,283 SHARES	2,463,030	2,312,292
	COHERUS BIOSCIENCES INC	97,100 SHARES	1,253,010	1,748,285
	COLUMBIA PROPERTY TR INC	152,895 SHARES	3,351,856	3,197,034
	COLUMBUS MCKINNON CORP/NY	50,285 SHARES	1,267,115	2,012,909
	COMCAST CORP	141,457 SHARES	4,049,830	6,361,321
	COMFORT SYSTEMS USA INC	35,600 SHARES	1,855,109	1,774,660
	COMMERCIAL METALS CO	96,316 SHARES	1,898,649	2,144,957
	COMMUNITY TR BANCORP INC	3,598 SHARES	123,017	167,811
	COMTECH TELECOMMUNICATIONS CORP	32,600 SHARES	1,146,874	1,156,974
	CONAGRA BRANDS INC	131,653 SHARES	3,275,330	4,507,799
	CONCERT PHARMACEUTICALS INC	49,900 SHARES	1,381,916	460,327
	CONMED CORP	8,700 SHARES	689,716	972,921
	CONNECTONE BANCORP INC	63,300 SHARES	1,250,031	1,628,076
	CONSOLIDATED WATER CO LTD	6,700 SHARES	91,056	109,210
	CONSTELLATION BRANDS INC	81,187 SHARES	14,664,801	15,405,233
	CONSTRUCTION PARTNERS INC	59,857 SHARES	871,556	1,009,788
	CORECIVIC INC	20,100 SHARES	470,792	349,338
	CORENERGY INFRASTRUCTURE TR INC	12,700 SHARES	560,715	567,817
	CORESITE REALTY CORP	5,430 SHARES	323,295	608,812
	CORNERSTONE ONDEMAND INC	74,600 SHARES	4,025,937	4,367,830
	COSTAMARE INC	77,500 SHARES	723,651	738,575
	COUSINS PROP INC	64,259 SHARES	2,222,854	2,647,471
	COUSINS PROP INC	98,063 SHARES	3,264,170	4,040,196
	COVENANT TRANSPORTATION GRP INC	11,500 SHARES	324,988	148,637
	CRA INTL INC	12,427 SHARES	230,900	676,899
	CROSS COUNTRY HEALTHCARE INC	227,323 SHARES	2,308,613	2,641,493
	CSW INDUSTRIALS INC	15,200 SHARES	1,126,056	1,170,400
	CUSTOMERS BANCORP INC	112,200 SHARES	2,287,066	2,671,482
	CVR ENERGY INC	53,700 SHARES	1,902,843	2,171,091
	CVS HEALTH CORP	121,390 SHARES	7,539,000	9,018,063
	CYBERARK SOFTWARE LTD	37,304 SHARES	1,786,044	4,348,900
	CYBER-CARE INC	12,250 SHARES	—	1,837
	DANA INC	43,600 SHARES	874,410	793,520
	DANAHER CORP	37,303 SHARES	4,050,722	5,725,264
	DANONE SA	50,421 SHARES	4,005,031	4,182,561
	DARLING INGREDIENTS INC	179,319 SHARES	3,255,961	5,035,278
	DECKERS OUTDOOR CORP	49,500 SHARES	5,499,337	8,358,570
	DELEK US HOLDINGS INC	38,164 SHARES	1,232,642	1,279,639
	DENBURY RESOURCES INC	2,052,600 SHARES	4,908,697	2,894,166
	DERMIRA INC	151,600 SHARES	1,638,832	2,298,256
	DEUTSCHE POST AG	173,111 SHARES	5,606,900	6,608,724
	DEXCOM INC	6,766 SHARES	502,855	1,479,995
	DIAMONDROCK HOSPITALITY CO	92,138 SHARES	939,437	1,020,889

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	DICERNA PHARMACEUTICALS INC	149,400 SHARES	1,611,456	3,291,282
	DOCUSIGN INC	185,128 SHARES	9,430,971	13,719,836
	DORIAN LPG LTD	99,900 SHARES	1,476,720	1,546,452
	DOW INC	49,391 SHARES	2,568,747	2,703,169
	DUPONT DE NEMOURS INC	70,213 SHARES	5,202,527	4,507,675
	E*TRADE FINCL CORP	22,700 SHARES	1,035,209	1,029,899
	EAST JAPAN RAILWAY CO	42,500 SHARES	3,674,619	3,855,210
	EAST WEST BANCORP INC	109,468 SHARES	3,367,414	5,331,092
	EASTGRP PROP INC	13,200 SHARES	1,805,364	1,751,244
	ECHO GLOBAL LOGISTICS INC	40,000 SHARES	902,559	828,000
	EDISON INTL	78,319 SHARES	5,602,476	5,906,036
	EDWARDS LIFESCIENCES CORP	56,402 SHARES	4,719,843	13,158,023
	EL PASO ELECTRIC CO	23,721 SHARES	1,053,066	1,610,419
	EMCOR GRP INC	91,808 SHARES	6,375,703	7,923,030
	EMERGENT BIOSOLUTIONS INC	45,601 SHARES	2,249,263	2,460,174
	ENBRIDGE INC	1 SHARE	—	40
	ENCANA CORP	1,072,040 SHARES	9,055,484	5,026,415
	ENCOMPASS HEALTH CORP	20,600 SHARES	1,159,830	1,426,962
	ENCORE WIRE CORP	21,100 SHARES	1,230,087	1,211,140
	ENDO INTL PLC	853,900 SHARES	3,967,820	4,004,791
	ENOVA INTL INC	30,800 SHARES	1,114,831	741,048
	ENSIGN GRP INC	137,800 SHARES	6,521,782	6,251,986
	ENTERPRISE FINCL SERVICES CORP	4,200 SHARES	182,591	202,482
	EQT CORP	65,374 SHARES	1,872,631	712,577
	EQUIFAX INC	89,931 SHARES	8,121,151	12,601,132
	EQUINIX INC	16,633 SHARES	7,058,043	9,708,682
	EQUITRANS MIDSTREAM CORP	51,836 SHARES	1,482,878	692,529
	ESPERION THERAPEUTICS INC	22,700 SHARES	643,345	1,353,601
	ESSENT GRP LTD	148,300 SHARES	6,676,440	7,710,117
	EVENTBRITE INC	16,866 SHARES	316,620	340,187
	EVERBRIDGE INC	30,323 SHARES	1,498,419	2,367,620
	EVERGY INC	39,863 SHARES	2,114,261	2,594,683
	EVERI HOLDINGS INC	231,482 SHARES	2,622,812	3,108,803
	EVO PAYMENTS INC	53,782 SHARES	1,277,803	1,420,383
	EXTREME NETWORKS INC	118,900 SHARES	977,320	876,293
	EXXON MOBIL CORP	115,423 SHARES	9,102,046	8,054,217
	FABRINET	31,400 SHARES	1,445,133	2,035,976
	FACEBOOK INC	155,026 SHARES	21,825,408	31,819,086
	FANUC CORP	52,900 SHARES	9,637,401	9,896,085
	FEDERATED INVESTORS INC	130,400 SHARES	4,047,158	4,249,736
	FEDNAT HOLDING CO	24,100 SHARES	512,114	400,783
	FERRO CORP	65,930 SHARES	892,508	977,742
	FIBROGEN INC	32,000 SHARES	1,057,089	1,372,480
	FIDELITY NATIONAL INFO SERVICES INC	105,704 SHARES	11,964,052	14,702,369
	FIFTH THIRD BANCORP	275,167 SHARES	6,119,365	8,458,634
	FINCL INSTITUTIONS INC	47,812 SHARES	1,531,920	1,534,765
	FIRST BANCORP/PUERTO RICO	516,100 SHARES	3,632,423	5,465,499
	FIRST BANCORP/SOUTHERN PINES NC	86,232 SHARES	3,170,455	3,441,519

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	FIRST BANK/HAMILTON NJ	12,300 SHARES	141,237	135,915
	FIRST BUSINESS FINCL SERVICES INC	12,293 SHARES	308,544	323,675
	FIRST CHOICE BANCORP	3,400 SHARES	72,213	91,664
	FIRST COMMUNITY BANKSHARES INC	8,219 SHARES	158,501	254,953
	FIRST FOUNDATION INC	80,358 SHARES	1,152,958	1,398,229
	FIRST HAWAIIAN INC	23,000 SHARES	568,864	663,550
	FIRST HORIZON NATIONAL CORP	408,400 SHARES	6,351,281	6,763,104
	FIRST INDUSTRIAL REALTY TR INC	113,947 SHARES	2,557,850	4,729,940
	FIRST REPUBLIC BANK	15,928 SHARES	1,479,218	1,870,744
	FIVE BELOW INC	26,900 SHARES	1,149,059	3,439,434
	FLAGSTAR BANCORP INC	118,600 SHARES	4,483,710	4,536,450
	FLEETCOR TECH INC	80,578 SHARES	11,551,422	23,183,902
	FLUENT INC	186,200 SHARES	1,112,713	465,500
	FOCUS FINCL PARTNERS INC	35,242 SHARES	1,075,514	1,038,582
	FOCUS FINCL PARTNERS INC	81,900 SHARES	1,848,067	2,413,593
	FORTUNE BRANDS HOME & SCRTY INC	54,250 SHARES	2,569,657	3,544,695
	FOX CORP	141,312 SHARES	4,213,762	5,143,757
	FRANKLIN RESOURCES INC	81,965 SHARES	2,707,705	2,129,451
	FRESHPET INC	13,767 SHARES	616,983	813,492
	FRONT YARD RESIDENTIAL CORP	17,300 SHARES	193,959	213,482
	FS BANCORP INC	4,400 SHARES	217,456	280,676
	FTS INTL INC	38,750 SHARES	362,532	40,300
	FUTUREFUEL CORP	47,689 SHARES	679,976	590,867
	GAMING AND LEISURE PROP INC	59,650 SHARES	933,005	2,567,932
	GARDNER DENVER HOLDINGS INC	47,423 SHARES	955,629	1,739,476
	GENERAC HOLDINGS INC	18,600 SHARES	1,049,851	1,870,974
	GENERAL ELECTRIC CO	1,120,221 SHARES	12,337,574	12,501,666
	GENERAL MOTORS CO	388 SHARES	—	14,201
	GEO GRP INC	43,850 SHARES	1,337,334	728,348
	GETTY REALTY CORP	31,400 SHARES	959,862	1,032,118
	GILDAN ACTIVEWEAR INC	61,804 SHARES	1,637,308	1,829,694
	GILEAD SCIENCES INC	56,791 SHARES	4,650,313	3,690,279
	GLADSTONE COMMERCIAL CORP	89,100 SHARES	2,018,975	1,947,726
	GLAUKOS CORP	46,874 SHARES	1,992,429	2,553,227
	GLOBAL PAYMENTS INC	94,915 SHARES	6,670,072	17,327,682
	GLOBUS MEDICAL INC	52,000 SHARES	2,960,029	3,061,760
	GMS INC	108,100 SHARES	2,920,468	2,927,348
	GOOSEHEAD INSURANCE INC	58,502 SHARES	843,038	2,480,485
	GRAY TELEVISION INC	100,217 SHARES	1,313,452	2,148,652
	GREAT LAKES DREDGE & DOCK CORP	203,300 SHARES	1,905,707	2,303,389
	GREAT LAKES DREDGE & DOCK CORP	240,124 SHARES	1,579,748	2,720,605
	GRITSTONE ONCOLOGY INC	22,000 SHARES	330,000	197,340
	GROCERY OUTLET HOLDING CORP	30,800 SHARES	677,600	999,460
	GRPON INC	212,500 SHARES	1,124,292	507,875
	GUARDANT HEALTH INC	12,037 SHARES	357,423	940,571
	GULFPORT ENERGY CORP	203,400 SHARES	980,810	618,336
	HAEMONETICS CORP	43,700 SHARES	4,448,025	5,021,130
	HALLADOR ENERGY CO	11,800 SHARES	66,320	35,046

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	HAMILTON BEACH BRANDS HOLDING CO	8,950 SHARES	100,984	170,945
	HANCOCK WHITNEY CORP	100,300 SHARES	4,474,659	4,401,164
	HANMI FINCL CORP	88,275 SHARES	2,098,346	1,765,059
	HANNON ARMSTRNG SUS INFRA CAP INC	42,800 SHARES	1,094,295	1,377,304
	HARSCO CORP	96,318 SHARES	1,984,967	2,216,277
	HEALTHCARE REALTY TR INC	88,500 SHARES	2,871,295	2,953,245
	HEALTHCARE SERVICES GRP INC	27,157 SHARES	1,070,038	660,458
	HEALTHEQUITY INC	24,630 SHARES	1,486,143	1,824,344
	HEIDRICK & STRUGGLES INTL INC	23,800 SHARES	1,008,791	773,500
	HELEN OF TROY LTD	33,414 SHARES	4,971,747	6,007,503
	HERMAN MILLER INC	7,113 SHARES	203,505	296,256
	HERON THERAPEUTICS INC	116,500 SHARES	1,963,951	2,737,750
	HIBBETT SPORTS INC	103,900 SHARES	2,026,465	2,913,356
	HIGHWOODS PROP INC	7,300 SHARES	352,921	357,043
	HILLENBRAND INC	18,835 SHARES	651,128	627,394
	HILLENBRAND INC	69,300 SHARES	3,594,749	2,308,383
	HILLTOP HOLDINGS INC	7,400 SHARES	183,881	184,482
	HILTON WORLDWIDE HOLDINGS INC	104,579 SHARES	6,862,217	11,598,857
	HNI CORP	78,300 SHARES	2,914,782	2,933,118
	HOLOGIC INC	89,812 SHARES	3,339,395	4,689,085
	HOME DEPOT INC	81,858 SHARES	10,118,574	17,876,150
	HOMESTREET INC	24,870 SHARES	601,304	845,580
	HOMOLOGY MEDICINES INC	58,300 SHARES	936,457	1,206,810
	HORIZON THERAPEUTICS PLC	109,700 SHARES	1,980,090	3,971,140
	HORIZON THERAPEUTICS PLC	124,970 SHARES	2,675,345	4,523,914
	HOULIHAN LOKEY INC	21,385 SHARES	639,603	1,045,085
	HOULIHAN LOKEY INC	52,413 SHARES	2,406,564	2,561,423
	HUBSPOT INC	33,676 SHARES	2,052,017	5,337,646
	HUDSON LTD	147,132 SHARES	2,654,014	2,257,005
	HUDSON PACIFIC PROP INC	27,792 SHARES	889,404	1,046,369
	HURCO COS INC	11,987 SHARES	395,803	459,821
	HURON CONSULTING GRP INC	33,022 SHARES	1,282,666	2,269,272
	IBERIABANK CORP	54,572 SHARES	4,103,436	4,083,623
	ICHOR HOLDINGS LTD	55,000 SHARES	1,286,783	1,829,850
	IDACORP INC	14,676 SHARES	1,026,478	1,567,397
	IDT CORP	53,308 SHARES	386,017	384,351
	IHS MARKIT LTD	230,727 SHARES	8,347,629	17,385,279
	ILLINOIS TOOL WORKS INC	24,403 SHARES	2,235,426	4,383,511
	IMAX CORP	120,785 SHARES	2,748,427	2,467,638
	IMMUNOMEDICS INC	124,200 SHARES	2,148,915	2,628,072
	INDEPENDENCE REALTY TR INC	250,759 SHARES	2,408,857	3,530,687
	INFINEON TECH AG	76,579 SHARES	1,316,330	1,745,846
	ING GROEP NV	354,924 SHARES	4,223,649	4,258,123
	INGENICO GRP SA	11,897 SHARES	819,207	1,292,704
	INGEVITY CORP	19 SHARES	—	1,660
	INPHI CORP	54,661 SHARES	1,879,522	4,046,007
	INSMED INC	68,400 SHARES	1,708,048	1,633,392
	INTEGER HOLDINGS CORP	70,100 SHARES	2,908,027	5,638,143

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	INTEGRA LIFESCIENCES HOLDINGS CORP	53,360 SHARES	2,494,952	3,109,821
	INTERCONTINENTAL EXCHANGE INC	111,735 SHARES	6,026,119	10,341,074
	INTERSECT ENT INC	102,430 SHARES	2,637,013	2,550,507
	INTERXION HOLDING NV	51,018 SHARES	1,596,467	4,275,819
	INTL PAPER CO	131,523 SHARES	6,132,473	6,056,634
	INVESTORS BANCORP INC	598,500 SHARES	6,960,929	7,131,128
	INVESTORS REAL ESTATE TR	3,800 SHARES	288,127	275,500
	JELD-WEN HOLDING INC	22,200 SHARES	474,197	519,702
	JELD-WEN HOLDING INC	77,694 SHARES	1,843,330	1,818,817
	JERNIGAN CAPITAL INC	6,200 SHARES	122,137	118,668
	JOHNSON & JOHNSON	76,868 SHARES	7,323,421	11,212,735
	JOHNSON CONTROLS INTL PLC	83,924 SHARES	3,173,384	3,416,546
	JOHNSON MATTHEY PLC	81,811 SHARES	3,314,707	3,247,038
	JONES LANG LASALLE INC	4,550 SHARES	638,654	792,109
	JOUNCE THERAPEUTICS INC	61,400 SHARES	1,011,457	536,022
*	JPMORGAN CHASE & CO	40,860,725 SHARES	2,704,627,360	5,695,985,065
	K12 INC	126,823 SHARES	2,820,234	2,580,848
	KB HOME	74,400 SHARES	2,029,520	2,549,688
	KBR INC	171,300 SHARES	3,308,513	5,224,650
	KDDI CORP	212,000 SHARES	3,989,598	6,345,857
	KELLY SERVICES INC	30,849 SHARES	684,576	696,570
	KIMBALL ELECTRONICS INC	16,754 SHARES	200,721	294,033
	KIMBALL INTL INC	66,749 SHARES	912,885	1,379,702
	KIMBERLY-CLARK CORP	51,816 SHARES	5,972,521	7,127,291
	KNOLL INC	156,500 SHARES	3,105,434	3,953,190
	KOHL'S CORP	27,798 SHARES	1,401,232	1,416,308
	KONTOOR BRANDS INC	19,500 SHARES	645,805	818,805
	KONTOOR BRANDS INC	25,097 SHARES	760,886	1,053,823
	KOPPERS HOLDINGS INC	62,400 SHARES	1,841,735	2,384,928
	KORN FERRY	15,300 SHARES	643,632	648,720
	KORN FERRY	86,741 SHARES	2,663,757	3,677,818
	KRATON CORP	58,100 SHARES	1,955,072	1,471,092
	KURA ONCOLOGY INC	8,900 SHARES	151,300	122,375
	LADDER CAPITAL CORP	54,500 SHARES	941,851	983,180
	LANNETT CO INC	292,300 SHARES	2,830,218	2,578,086
	LAS VEGAS SANDS CORP	48,528 SHARES	2,623,716	3,350,373
	LEXINGTON REALTY TR	45,200 SHARES	501,111	480,024
	LIBERTY LATIN AMERICA LTD	258,500 SHARES	4,256,078	4,989,050
	LIFETIME BRANDS INC	33,833 SHARES	485,176	235,139
	LIGAND PHARMACEUTICALS INC	9,555 SHARES	1,301,406	996,491
	LIMELIGHT NETWORKS INC	189,300 SHARES	715,260	772,344
	LINDE PLC	39,270 SHARES	5,223,991	8,410,574
	LITHIA MOTORS INC	6,500 SHARES	751,874	955,500
	LIVEPERSON INC	24,837 SHARES	984,530	918,969
	LIVERAMP HOLDINGS INC	34,074 SHARES	1,602,122	1,637,937
	LIVONGO HEALTH INC	27,500 SHARES	589,402	689,150
	LIVONGO HEALTH INC	87,054 SHARES	2,037,599	2,181,573
	LLOYDS BANKING GRP PLC	2,980,795 SHARES	2,476,506	2,468,005

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	LOCKHEED MARTIN CORP	47,662 SHARES	13,187,539	18,558,630
	LOEWS CORP	24,128 SHARES	1,000,116	1,266,479
	LTC PROP INC	13,700 SHARES	707,379	613,349
	LUMENTUM HOLDINGS INC	21,700 SHARES	1,197,283	1,720,810
	LUTHER BURBANK CORP	32,800 SHARES	342,868	378,184
	MADRIGAL PHARMACEUTICALS INC	7,992 SHARES	1,479,209	728,151
	MAGELLAN HEALTH INC	52,100 SHARES	3,568,834	4,076,825
	MAGNA INTL INC	36,709 SHARES	1,908,631	2,013,122
	MANTECH INTL CORP	9,400 SHARES	524,017	750,872
	MANULIFE FINCL CORP	169,740 SHARES	3,054,726	3,450,431
	MARKEL CORP	8,960 SHARES	7,192,619	10,242,803
	MARKETAXESS HOLDINGS INC	5,347 SHARES	836,529	2,027,101
	MARRIOTT VACATIONS WW CORP	14,600 SHARES	1,288,203	1,879,896
	MARSH & MCLENNAN COS INC	59,855 SHARES	2,396,450	6,668,446
	MARSH & MCLENNAN COS INC	91,627 SHARES	5,670,614	10,208,164
	MASIMO CORP	8,400 SHARES	509,298	1,327,704
	MASTEC INC	92,900 SHARES	5,105,624	5,960,464
	MASTERCARD INC	114,271 SHARES	8,697,664	34,120,178
	MATRIX SERVICE CO	67,300 SHARES	1,057,872	1,539,824
	MATTEL INC	76,642 SHARES	1,622,981	1,038,499
	MAXIM INTEGRATED PRODUCTS INC	11,545 SHARES	701,149	710,133
	MAXIMUS INC	5,600 SHARES	383,761	416,584
	MAXLINEAR INC	127,731 SHARES	2,557,416	2,710,452
	MAYVILLE ENGINEERING CO INC	102,975 SHARES	1,501,900	965,905
	MEDICINES CO	21,100 SHARES	543,004	1,792,234
	MEDTRONIC PLC	102,626 SHARES	7,048,733	11,642,920
	MEIRAGTX HOLDINGS PLC	52,100 SHARES	1,164,126	1,043,042
	MENLO THERAPEUTICS INC	141,900 SHARES	1,502,968	658,416
	MERCK & CO INC	31,195 SHARES	1,482,639	2,837,185
	MEREDITH CORP	63,900 SHARES	3,436,380	2,074,833
	MERIT MEDICAL SYSTEMS INC	3,017 SHARES	166,188	94,191
	MERITAGE HOMES CORP	103,400 SHARES	6,683,447	6,318,774
	MERITOR INC	71,026 SHARES	800,426	1,860,171
	METHODE ELECTRONICS INC	123,540 SHARES	4,084,037	4,861,299
	METLIFE INC	116,079 SHARES	5,015,362	5,916,547
	METTLER-TOLEDO INTL INC	13,785 SHARES	9,452,548	10,935,365
	MFA FINCL INC	616,749 SHARES	4,713,399	4,718,130
	MGIC INVESTMENT CORP	326,200 SHARES	4,471,431	4,622,254
	MGP INGREDIENTS INC	56,006 SHARES	3,593,649	2,713,491
	MICRO FOCUS INTL PLC	184,338 SHARES	4,327,520	2,597,818
	MICROCHIP TECH INC	25,886 SHARES	2,245,702	2,710,782
	MICROCHIP TECH INC	147,904 SHARES	12,548,809	15,488,507
	MICROSOFT CORP	68,634 SHARES	3,054,732	10,823,582
	MICROSOFT CORP	483,706 SHARES	41,730,768	76,280,436
	MICROSTRATEGY INC	7,200 SHARES	1,335,635	1,026,936
	MIRATI THERAPEUTICS INC	15,154 SHARES	801,290	1,952,744
	MOBILE MINI INC	155,364 SHARES	5,154,001	5,889,849
	MODINE MANUFACTURING CO	14,700 SHARES	306,789	113,190

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MOELIS & CO	16,500 SHARES	524,186	526,680
	MOELIS & CO	70,993 SHARES	2,394,680	2,266,097
	MOLINA HEALTHCARE INC	32,275 SHARES	2,247,517	4,379,395
	MONOLITHIC POWER SYSTEMS INC	17,162 SHARES	1,048,418	3,055,179
	MONRO INC	42,092 SHARES	2,579,217	3,291,594
	MONSTER BEVERAGE CORP	185,595 SHARES	6,631,005	11,794,562
	MOOG INC	8,700 SHARES	451,969	742,371
	MORGAN STANLEY	277,699 SHARES	9,177,429	14,195,973
	MOTORS LIQUIDATION CO	765 SHARES	—	6,770
	MRC GLOBAL INC	288,600 SHARES	5,041,809	3,936,504
	MSCI INC	30,034 SHARES	2,540,494	7,754,178
	MUELLER INDUSTRIES INC	51,800 SHARES	1,536,266	1,644,650
	MUELLER WATER PRODUCTS INC	136,914 SHARES	1,393,067	1,640,230
	MURATA MANUFACTURING CO LTD	29,900 SHARES	1,513,241	1,856,042
	MYERS INDUSTRIES INC	31,900 SHARES	565,708	532,092
	MYRIAD GENETICS INC	195,100 SHARES	4,445,948	5,312,573
	NATERA INC	85,499 SHARES	1,835,622	2,880,461
	NATIONAL GENERAL HOLDINGS CORP	22,855 SHARES	523,087	505,095
	NATIONAL STORAGE AFFILIATES TR	122,614 SHARES	2,594,826	4,122,283
	NATIONAL VISION HOLDINGS INC	56,100 SHARES	2,167,918	1,819,323
	NEOPHOTONICS CORP	199,100 SHARES	1,303,354	1,756,062
	NEW JERSEY RESOURCES CORP	30,556 SHARES	1,217,971	1,361,881
	NEW SENIOR INVESTMENT GRP INC	247,000 SHARES	1,227,540	1,889,550
	NEWS CORP	232,889 SHARES	3,058,107	3,293,050
	NEXSTAR MEDIA GRP INC	22,778 SHARES	2,259,163	2,670,720
	NEXTERA ENERGY INC	27,507 SHARES	4,557,940	6,661,095
	NEXTERA ENERGY PARTNERS LP	91,164 SHARES	4,414,100	4,799,785
	NGM BIOPHARMACEUTICALS INC	101,900 SHARES	1,675,792	1,884,131
	NIC INC	150,200 SHARES	2,400,735	3,356,970
	NIELSEN HOLDINGS PLC	139,559 SHARES	3,810,602	2,833,048
	NIKE INC	44,524 SHARES	2,563,510	4,510,726
	NINE ENERGY SERVICE INC	53,300 SHARES	1,818,704	416,806
	NLIGHT INC	111,383 SHARES	2,407,450	2,258,847
	NMI HOLDINGS INC	44,900 SHARES	1,502,411	1,489,782
	NN INC	111,504 SHARES	2,405,330	1,031,412
	NORTHEAST BANK	10,700 SHARES	201,600	235,293
	NORTHROP GRUMMAN CORP	32,374 SHARES	8,014,999	11,135,685
	NOVARTIS AG	78,846 SHARES	5,556,017	7,482,777
	NUVASIVE INC	37,500 SHARES	2,438,688	2,900,250
	NVE CORP	14,825 SHARES	1,038,317	1,058,505
	OCCIDENTAL PETROLEUM CORP	149,834 SHARES	9,539,886	6,174,659
	OCEANFIRST FINCL CORP	31,000 SHARES	894,731	791,740
	OFFICE DEPOT INC	720,109 SHARES	2,738,965	1,973,099
	ONE GAS INC	12,200 SHARES	1,089,089	1,141,554
	ONTO INNOVATION INC	62,353 SHARES	1,668,882	2,278,379
	OOMA INC	80,500 SHARES	883,190	1,065,015
	ORASURE TECH INC	116,400 SHARES	1,284,293	934,692
	O'REILLY AUTOMOTIVE INC	25,883 SHARES	6,810,342	11,343,484

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	OWENS & MINOR INC	683,977 SHARES	6,378,646	3,536,161
	PACWEST BANCORP	63,980 SHARES	2,671,893	2,448,515
	PARK-OHIO HOLDINGS CORP	10,159 SHARES	350,782	341,850
	PAYPAL HOLDINGS INC	194,792 SHARES	11,479,122	21,070,651
	PEBBLEBROOK HOTEL TR	86,421 SHARES	2,557,131	2,316,947
	PENN NATIONAL GAMING INC	45,444 SHARES	950,226	1,161,549
	PENN NATIONAL GAMING INC	75,640 SHARES	1,483,439	1,933,358
	PENNANT GRP INC	68,950 SHARES	456,112	2,280,176
	PENNYMAC FINCL SERVICES INC	206,086 SHARES	5,931,574	7,015,167
	PENNYMAC MTG INVESTMENT TR	226,100 SHARES	4,911,338	5,039,769
	PENUMBRA INC	47,962 SHARES	6,478,295	7,878,718
	PEPSICO INC	23,529 SHARES	2,000,513	3,215,708
	PERFORMANCE FOOD GRP CO	88,200 SHARES	2,920,336	4,540,536
	PERFORMANCE FOOD GRP CO	129,554 SHARES	3,520,203	6,669,440
	PERRIGO CO PLC	70,074 SHARES	4,672,426	3,620,023
	PERSONALIS INC	31,400 SHARES	533,800	342,260
	PERSPECTA INC	227,400 SHARES	4,715,030	6,012,456
	PFIZER INC	197,200 SHARES	5,502,299	7,726,296
	PGT INNOVATIONS INC	81,848 SHARES	1,180,189	1,220,354
	PHIBRO ANIMAL HEALTH CORP	26,400 SHARES	1,221,445	655,512
	PHILIP MORRIS INTL INC	84,962 SHARES	7,391,809	7,229,417
	PHYSICIANS REALTY TR	262,900 SHARES	4,995,286	4,979,326
	PINNACLE FINCL PARTNERS INC	86,454 SHARES	3,177,670	5,533,056
	PIONEER NATURAL RESOURCES CO	28,872 SHARES	4,088,790	4,370,355
	PLANET FITNESS INC	51,837 SHARES	1,052,574	3,871,187
	PNC FINCL SERVICES GRP INC	42,936 SHARES	6,368,577	6,853,874
	PNM RESOURCES INC	29,600 SHARES	1,324,533	1,501,016
	PNM RESOURCES INC	32,521 SHARES	1,640,832	1,649,140
	POLYONE CORP	37,200 SHARES	1,204,898	1,368,588
	POLYONE CORP	101,956 SHARES	3,530,751	3,750,961
	POPULAR INC	29,616 SHARES	963,146	1,739,940
	PORTLAND GENERAL ELECTRIC CO	78,338 SHARES	2,881,059	4,370,477
	PREMIER INC	41,588 SHARES	1,416,474	1,575,353
	PRESTIGE CONSUMER HEALTHCARE INC	56,923 SHARES	2,851,205	2,305,381
	PRINCIPIA BIOPHARMA INC	2,300 SHARES	39,100	125,994
	PROGRESS SOFTWARE CORP	125,100 SHARES	5,285,791	5,197,905
	PROGRESSIVE CORP	182,939 SHARES	12,522,406	13,242,954
	PROOFPOINT INC	39,573 SHARES	1,662,429	4,542,189
	PROSIGHT GLOBAL INC	24,600 SHARES	431,312	396,798
	PROSIGHT GLOBAL INC	38,009 SHARES	532,126	613,085
	PRUDENTIAL PLC	389,900 SHARES	6,946,439	7,484,375
	Q2 HOLDINGS INC	37,401 SHARES	940,068	3,032,473
	QTS REALTY TR INC	84,243 SHARES	3,686,716	4,571,868
	QUAD/GRAPHICS INC	77,808 SHARES	1,461,694	363,363
	QUALCOMM INC	117,046 SHARES	7,403,089	10,326,969
	QUANEX BUILDING PRODUCTS CORP	29,300 SHARES	572,209	500,444
	RADIAN GRP INC	161,200 SHARES	2,915,558	4,055,792
	RADIUS HEALTH INC	7,800 SHARES	375,369	157,248

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	RAMACO RESOURCES INC	24,400 SHARES	170,023	87,352
	RAMBUS INC	383,900 SHARES	4,180,113	5,288,222
	RAYTHEON CO	23,920 SHARES	2,839,526	5,256,181
	RED ROBIN GOURMET BURGERS INC	4,300 SHARES	127,282	141,986
	REDWOOD TR INC	95,964 SHARES	1,326,937	1,587,245
	RELX PLC	136,546 SHARES	3,138,599	3,446,846
	RENASANT CORP	78,607 SHARES	2,904,004	2,784,260
	RENT-A-CENTER INC	267,700 SHARES	5,306,370	7,720,468
	RETAIL OPPORTUNITY INVS CORP	167,987 SHARES	3,024,071	2,966,650
	REVANCE THERAPEUTICS INC	12,700 SHARES	406,310	206,121
	REX AMERICAN RESOURCES CORP	1,191 SHARES	61,870	97,614
	REXFORD INDUSTRIAL REALTY INC	8,900 SHARES	180,903	406,463
	REXNORD CORP	170,311 SHARES	3,590,042	5,555,545
	RH	8,100 SHARES	1,802,601	1,729,350
	RHYTHM PHARMACEUTICALS INC	38,500 SHARES	931,583	883,960
	ROCHE HOLDING AG	15,396 SHARES	3,180,560	4,992,352
	ROLLS-ROYCE HOLDINGS PLC	876,527 SHARES	9,953,104	7,933,176
	ROLLS-ROYCE INTL LTD	36,310,008 SHARES	—	48,102
	ROSS STORES INC	77,361 SHARES	3,665,353	9,006,368
	ROYAL DUTCH SHELL PLC	260,068 SHARES	6,506,929	7,715,639
	RR DONNELLEY & SONS CO	152,900 SHARES	855,086	603,955
	RUSH ENTERPRISES INC	9,200 SHARES	325,672	427,800
	RYANAIR HOLDINGS PLC	61,184 SHARES	4,113,086	5,360,330
	RYERSON HOLDING CORP	36,400 SHARES	443,321	430,612
	S&P GLOBAL INC	26,286 SHARES	4,674,623	7,177,392
	SAGE THERAPEUTICS INC	32,100 SHARES	2,487,339	2,317,299
	SAIA INC	64,456 SHARES	4,297,297	6,002,143
	SALESFORCE.COM INC	149,478 SHARES	14,393,203	24,311,102
	SAMSUNG ELECTRONICS CO LTD	632 SHARES	623,317	753,976
	SAMSUNG ELECTRONICS CO LTD	6,927 SHARES	4,631,679	8,263,911
	SANDERSON FARMS INC	32,998 SHARES	4,328,716	5,814,908
	SANDSTORM GOLD LTD	182,954 SHARES	950,158	1,363,007
	SANMINA CORP	163,299 SHARES	3,788,014	5,591,358
	SAP SE	51,721 SHARES	3,855,991	6,985,397
	SAREPTA THERAPEUTICS INC	14,400 SHARES	613,136	1,858,176
	SAUL CENTERS INC	9,500 SHARES	510,181	501,410
	SCHWEITZER-MAUDUIT INTL INC	134,649 SHARES	5,435,770	5,653,912
	SEACOAST BANKING CORP OF FLORIDA	42,892 SHARES	1,014,417	1,311,208
	SEATTLE GENETICS INC	48,470 SHARES	3,481,917	5,538,182
	SELECT ENERGY SERVICES INC	302,900 SHARES	3,318,136	2,810,912
	SELECT MEDICAL HOLDINGS CORP	108,300 SHARES	1,847,131	2,527,722
	SELECTIVE INSURANCE GRP	9,967 SHARES	345,225	649,749
	SEMPRA ENERGY	42,204 SHARES	4,804,323	6,393,062
	SENIOR HOUSING GRP LLC	75,100 SHARES	667,830	633,844
	SERVICENOW INC	65,271 SHARES	4,096,510	18,427,309
	SHORE BANCSHARES INC	16,400 SHARES	277,951	284,704
	SIEMENS AG	69,802 SHARES	7,478,219	9,131,229
	SIERRA BANCORP	7,861 SHARES	144,888	228,912

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SIGNATURE BANK	21,556 SHARES	2,993,588	2,944,765
	SIGNATURE BANK	35,300 SHARES	4,420,438	4,822,333
	SIGNET JEWELERS LTD	11,300 SHARES	727,297	245,662
	SILK ROAD MEDICAL INC	42,736 SHARES	1,714,777	1,725,680
	SIMPLY GOOD FOODS CO	53,600 SHARES	1,551,579	1,529,744
	SINCLAIR BROADCAST GRP INC	76,048 SHARES	2,486,115	2,535,440
	SINOPHARM GRP CO LTD	405,119 SHARES	1,408,508	1,479,201
	SK TELECOM CO LTD	275,121 SHARES	6,263,807	6,358,046
	SKYWEST INC	65,800 SHARES	1,856,109	4,252,654
	SL GREEN REALTY CORP	45,571 SHARES	4,261,044	4,187,063
	SLACK TECH INC	409,998 SHARES	9,511,714	9,216,755
	SMART GLOBAL HOLDINGS INC	73,400 SHARES	2,259,453	2,784,796
	SOMPO HOLDINGS INC	69,900 SHARES	2,776,861	2,765,769
	SOUTHERN CO	230,611 SHARES	11,654,370	14,689,921
	SOUTHWEST AIRLINES CO	103,816 SHARES	3,858,954	5,603,988
	SOUTHWEST GAS HOLDINGS INC	33,305 SHARES	2,389,030	2,530,181
	SPARK ENERGY INC	225,634 SHARES	2,653,282	2,082,602
	SPARTANNASH CO	21,653 SHARES	482,272	308,339
	SPLUNK INC	78,376 SHARES	9,692,597	11,738,374
	SPORTSMAN'S WAREHOUSE HLDGS INC	88,600 SHARES	717,179	711,458
	SPS COMMERCE INC	19,700 SHARES	890,033	1,091,774
	SS&C TECH HOLDINGS INC	284,754 SHARES	13,875,496	17,483,896
	SSE PLC	289,432 SHARES	5,614,723	5,515,569
	STAMPS.COM INC	28,500 SHARES	2,165,944	2,380,320
	STATE STREET CORP	64,150 SHARES	4,724,457	5,074,265
	STEELCASE INC	153,736 SHARES	2,765,360	3,145,439
	STEPAN CO	33,200 SHARES	2,889,766	3,401,008
	STERICYCLE INC	40,739 SHARES	2,563,913	2,599,556
	STERLING BANCORP/DE	66,900 SHARES	1,242,961	1,410,252
	STERLING CONSTRUCTION CO INC	18,700 SHARES	220,480	263,296
	STEVEN MADDEN LTD	108,930 SHARES	3,445,595	4,685,079
	STONERIDGE INC	18,396 SHARES	547,186	539,371
	STRATEGIC EDUCATION INC	9,200 SHARES	1,570,284	1,461,880
	SUMITOMO MITSUI FINCL GRP INC	116,600 SHARES	4,398,048	4,332,467
	SUMMIT HOTEL PROP INC	157,019 SHARES	2,053,253	1,937,614
	SUMMIT MATERIALS INC	279,490 SHARES	6,795,613	6,679,811
	SUN COMMUNITIES INC	7,195 SHARES	515,909	1,079,969
	SUNSTONE HOTEL INVESTORS INC	201,611 SHARES	2,870,738	2,806,425
	SUTRO BIOPHARMA INC	18,200 SHARES	273,000	200,200
	SVMK INC	43,200 SHARES	496,548	771,984
	SYNEOS HEALTH INC	44,063 SHARES	2,142,470	2,620,647
	SYROS PHARMACEUTICALS INC	331,200 SHARES	2,852,773	2,288,592
	TABULA RASA HEALTHCARE INC	47,739 SHARES	2,886,485	2,323,935
	TAKEDA PHARMACEUTICAL CO LTD	323,200 SHARES	15,403,686	12,883,390
	TANDEM DIABETES CARE INC	27,342 SHARES	1,647,739	1,629,857
	TAYLOR MORRISON HOME CORP	274,200 SHARES	6,119,062	5,994,012
	TC ENERGY CORP	138,187 SHARES	6,176,972	7,366,749
	TCF FINCL CORP	91,217 SHARES	2,453,056	4,268,956

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	TCR2 THERAPEUTICS INC	36,700 SHARES	550,228	524,076
	TE CONNECTIVITY LTD	34,600 SHARES	1,993,797	3,316,064
	TECH DATA CORP	11,684 SHARES	1,001,179	1,677,822
	TEGNA INC	101,200 SHARES	1,574,980	1,689,028
	TELADOC HEALTH INC	40,111 SHARES	1,742,933	3,358,093
	TENET HEALTHCARE CORP	203,800 SHARES	5,015,506	7,750,514
	TERRAFORM POWER INC	309,500 SHARES	5,021,749	4,763,205
	TERRENO REALTY CORP	8,900 SHARES	450,254	481,846
	TEXAS INSTRUMENTS INC	44,984 SHARES	2,996,896	5,770,997
	TEXAS ROADHOUSE INC	26,875 SHARES	921,559	1,513,600
	THERAPEUTICSMD INC	255,600 SHARES	1,162,447	618,552
	THERMO FISHER SCIENTIFIC INC	8,466 SHARES	1,200,990	2,750,349
	THERMO FISHER SCIENTIFIC INC	37,661 SHARES	6,386,892	12,234,929
	THERMON GRP HOLDINGS INC	67,656 SHARES	1,605,342	1,813,181
	THIRD POINT REINSURANCE LTD	24,900 SHARES	253,682	261,948
	TILLY'S INC	93,500 SHARES	964,621	1,145,375
	TIVITY HEALTH INC	77,400 SHARES	1,738,008	1,574,703
	TIVO CORP	350,400 SHARES	2,794,814	2,971,392
	TJX COS INC	86,177 SHARES	4,103,714	5,261,968
	TOTAL SA	229,688 SHARES	11,862,834	12,701,746
	TOTAL SA	134,899 SHARES	7,657,576	7,450,067
	TOWER SEMICONDUCTOR LTD	98,864 SHARES	2,121,580	2,378,668
	TRANSUNION	231,757 SHARES	7,978,445	19,840,717
	TREEHOUSE FOODS INC	6,700 SHARES	624,246	324,950
	TREX CO INC	21,319 SHARES	1,616,991	1,916,152
	TRIMAS CORP	25,624 SHARES	465,658	804,850
	TRINET GRP INC	12,500 SHARES	603,494	707,625
	TRINITY INDUSTRIES INC	89,787 SHARES	2,095,586	1,988,782
	TRINSEO SA	61,796 SHARES	2,816,079	2,299,429
	TRONOX HOLDINGS PLC	59,600 SHARES	688,021	680,632
	TRUEBLUE INC	127,881 SHARES	3,245,511	3,076,817
	TURNING POINT THERAPEUTICS INC	10,644 SHARES	643,515	663,015
	TYLER TECH INC	26,704 SHARES	5,984,724	8,011,734
	TYSON FOODS INC	130,048 SHARES	7,487,929	11,839,570
	UBER TECH INC	314,136 SHARES	10,035,656	9,342,405
	ULTRA CLEAN HOLDINGS INC	73,129 SHARES	622,607	1,716,338
	UMPQUA HOLDINGS CORP	206,800 SHARES	3,584,022	3,660,360
	UNDER ARMOUR INC	472,834 SHARES	8,975,432	10,213,214
	UNICREDIT SPA	795,062 SHARES	11,717,693	11,619,791
	UNIFIRST CORP	14,500 SHARES	2,446,057	2,928,710
	UNISYS CORP	290,900 SHARES	2,397,251	3,450,074
	UNITED COMMUNITY BANKS INC	46,600 SHARES	1,533,602	1,439,008
	UNITED PARCEL SERVICE INC	76,126 SHARES	8,462,446	8,911,310
	UNITEDHEALTH GRP INC	68,533 SHARES	11,774,299	20,147,331
	UNIVERSAL FOREST PRODUCTS INC	74,100 SHARES	2,036,067	3,534,570
	URBAN EDGE PROP	36,200 SHARES	693,010	694,316
	US BANCORP	98,400 SHARES	4,621,169	5,834,136
	US FOODS HOLDING CORP	24,000 SHARES	603,631	1,005,360

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	VALHI INC	24,600 SHARES	64,343	46,002
	VARONIS SYSTEMS INC	52,784 SHARES	1,511,109	4,101,845
	VECTRUS INC	130,713 SHARES	3,842,599	6,700,348
	VERITIV CORP	33,300 SHARES	1,030,510	655,011
	VERIZON COMMUNICATIONS INC	161,870 SHARES	8,251,996	9,938,818
	VERSO CORP	10,300 SHARES	189,643	185,709
	VIELA BIO INC	46,300 SHARES	879,700	1,257,045
	VIRTUSA CORP	33,300 SHARES	1,510,193	1,509,489
	VISA INC	127,988 SHARES	7,909,830	24,048,945
	VISHAY INTERTECH INC	214,000 SHARES	4,100,890	4,556,060
	VISHAY PRECISION GRP INC	24,900 SHARES	654,684	846,600
	VISTRA ENERGY CORP	25,375 SHARES	325,459	583,371
	VODAFONE GRP	3,033,271 SHARES	7,509,088	5,897,295
	VOLKSWAGEN AG	75,106 SHARES	13,461,367	14,858,175
	W&T OFFSHORE INC	329,600 SHARES	893,540	1,832,576
	WABASH NATIONAL CORP	336,925 SHARES	4,790,022	4,949,428
	WALKER & DUNLOP INC	87,544 SHARES	3,975,679	5,662,346
	WALMART INC	51,640 SHARES	3,910,654	6,136,898
	WALT DISNEY CO	27,342 SHARES	3,337,871	3,954,473
	WARRIOR MET COAL INC	152,600 SHARES	3,934,082	3,224,438
	WAVE LIFE SCIENCES LTD	58,600 SHARES	1,547,530	469,679
	WELBILT INC	156,842 SHARES	2,883,465	2,448,304
	WELLS FARGO & CO	349,708 SHARES	17,520,286	18,814,290
	WESTROCK CO	126 SHARES	—	5,407
	WEYERHAEUSER CO	224,130 SHARES	6,277,703	6,768,726
	WINGSTOP INC	30,769 SHARES	984,404	2,653,211
	WINTR FINCL CORP	49,038 SHARES	2,087,064	3,476,794
	WINTR FINCL CORP	49,800 SHARES	3,912,718	3,530,820
	WORKDAY INC	87,007 SHARES	9,337,215	14,308,301
	WORTHINGTON INDUSTRIES INC	12,800 SHARES	472,041	539,904
	WPX ENERGY INC	370,837 SHARES	4,097,420	5,095,300
	WW INTL INC	28,200 SHARES	1,078,949	1,077,522
	WW OIL AND GAS INC	284 SHARES	—	2
	XENCOR INC	29,100 SHARES	457,913	1,000,749
	XENIA HOTELS & RESORTS INC	111,900 SHARES	2,327,103	2,418,159
	XILINX INC	19,650 SHARES	1,917,913	1,921,180
	XPERI CORP	95,000 SHARES	1,875,204	1,757,500
	YELP INC	46,900 SHARES	1,622,102	1,633,527
	Y-MABS THERAPEUTICS INC	5,600 SHARES	89,600	175,000
	ZIMMER BIOMET HOLDINGS INC	27,381 SHARES	3,043,090	4,098,388
	ZUMIEZ INC	49,100 SHARES	1,125,350	1,695,914
	ZYNERBA PHARMACEUTICALS INC	117,259 SHARES	1,653,129	708,244
	TOTAL EQUITY SECURITIES		4,938,055,332	8,582,570,045
CORPORATE DEBT AND ASSET-BACKED SECURITIES:
	1011778 BC ULC / NEW RED FIN INC	3.88% 15/JAN/2028 800,000	800,000	802,000
	1011778 BC ULC / NEW RED FIN INC	5.00% 15/OCT/2025 2,128,000	2,141,101	2,197,160
	8TH AVENUE FOOD & PROVISIONS INC	3.87% 01/JAN/2028 1,308,552	1,297,803	1,316,181
	8TH AVENUE FOOD & PROVISIONS INC	ZCP 21/SEP/2026 357,453	354,772	353,283

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ABBVIE INC	2.85% 14/MAY/2023 500,000	508,126	509,981
	ABBVIE INC	2.90% 06/NOV/2022 2,000,000	1,944,812	2,041,237
	ABBVIE INC	3.20% 06/NOV/2022 350,000	346,053	359,143
	ABN AMRO BANK	2.45% 04/JUN/2020 200,000	200,112	200,307
	ABN AMRO FUNDING USA	1.87% 05/MAR/2020 5,800,000	5,781,390	5,780,574
	ACADIA HEALTHCARE CO INC	5.13% 01/JUL/2022 370,000	370,000	372,775
	ACADIA HEALTHCARE CO INC	5.63% 15/FEB/2023 662,000	666,505	672,757
	ACADIA HEALTHCARE CO INC	6.50% 01/MAR/2024 1,372,000	1,386,461	1,421,735
	ACTIVISION BLIZZARD INC	2.60% 15/JUN/2022 700,000	697,690	708,454
	ADT SECURITY CORP	3.50% 15/JUL/2022 418,000	426,623	425,578
	ADT SECURITY CORP	4.13% 15/JUN/2023 1,081,000	1,067,488	1,114,781
	ADVENTIST HEALTH SYSTEM	2.43% 01/SEP/2024 200,000	200,000	200,359
	AEP TEXAS CENTRAL TRANS FD II LLC	5.31% 01/JUL/2021 7,780,925	7,864,328	7,837,490
	AERCAP IRELAND CAPITAL DAC	4.63% 01/JUL/2022 200,000	202,384	211,345
	AERCAP IRELAND CAPITAL DAC	4.13% 03/JUL/2023 800,000	795,837	845,227
	AERCAP IRELAND CAPITAL DAC	4.50% 15/MAY/2021 700,000	708,911	722,509
	AERCAP IRELAND CAPITAL DAC	4.63% 30/OCT/2020 300,000	309,325	306,002
	AES CORP	5.13% 01/SEP/2027 750,000	755,625	800,625
	AETNA INC	2.75% 15/NOV/2022 600,000	588,888	609,777
	AIG GLOBAL FUNDING NOTES	FLT 02/JUL/2020 3,400,000	3,407,103	3,406,270
	AIR LEASE CORP	2.50% 01/MAR/2021 800,000	779,576	803,686
	AIR LEASE CORP	3.38% 01/JUN/2021 1,200,000	1,193,892	1,220,394
	AIR LEASE CORP	3.75% 01/FEB/2022 300,000	300,015	308,962
	AIR LEASE CORP	3.88% 01/APR/2021 800,000	806,344	816,408
	AIRCASTLE LTD	5.13% 15/MAR/2021 100,000	103,090	103,310
	AIRCASTLE LTD	5.50% 15/FEB/2022 900,000	939,790	957,464
	ALBERTSONS COS INC	4.63% 15/JAN/2027 746,000	746,000	745,105
	ALBERTSONS COS INC	5.88% 15/FEB/2028 1,947,000	1,983,315	2,068,688
	ALBERTSONS COS INC	7.50% 15/MAR/2026 800,000	799,765	898,000
	ALBERTSONS COS INC	5.75% 15/MAR/2025 657,000	583,035	679,995
	ALCOA NEDERLAND HOLDING	6.75% 30/SEP/2024 1,883,000	2,019,377	1,981,085
	ALIANZ FIN CORP	1.95% 16/MAR/2020 8,350,000	8,316,687	8,318,957
	ALIMENTATION COUCHE-TARD INC	2.70% 26/JUL/2022 800,000	799,256	808,795
	ALLEGION US HOLDING CO INC	3.20% 01/OCT/2024 400,000	381,688	411,395
	ALLERGAN FUNDING SCS	3.45% 15/MAR/2022 2,100,000	2,110,458	2,148,226
	ALLIANCE DATA SYSTEMS CORP	4.75% 15/DEC/2024 1,920,000	1,920,000	1,915,200
	ALLIANT HOLDINGS INTERMEDIATE LLC	6.75% 15/OCT/2027 1,554,000	1,554,000	1,664,256
	ALLY AUTO RCVBLS TR	1.70% 15/JUN/2021 2,992,472	2,988,003	2,990,502
	ALLY AUTO RCVBLS TR	1.78% 16/AUG/2021 1,060,242	1,058,735	1,059,731
	ALLY AUTO RCVBLS TR	1.74% 15/SEP/2021 1,369,003	1,366,847	1,368,137
	ALLY AUTO RCVBLS TR	1.75% 15/DEC/2021 309,262	308,524	309,042
	ALLY AUTO RCVBLS TR	1.99% 15/MAR/2022 2,168,162	2,168,090	2,168,445
	ALLY AUTO RCVBLS TR	2.35% 15/JUN/2022 6,429,973	6,441,674	6,443,656
	ALLY AUTO RCVBLS TR	2.64% 16/FEB/2021 50,545	50,527	50,552
	ALLY AUTO RCVBLS TR	2.72% 17/MAY/2021 875,188	875,234	875,329
	ALLY AUTO RCVBLS TR	2.85% 15/MAR/2022 2,918,598	2,928,251	2,926,360
	ALLY AUTO RCVBLS TR	2.34% 15/JUN/2022 3,353,000	3,358,897	3,358,993
	ALLY FINCL INC	8.00% 01/NOV/2031 1,603,000	2,064,942	2,225,124

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ALTICE FRANCE SA/FRANCE	5.50% 15/JAN/2028 2,061,000	2,061,000	2,117,781
	ALTICE FRANCE SA/FRANCE	7.38% 01/MAY/2026 6,386,000	6,601,854	6,856,265
	ALTICE FRANCE SA/FRANCE	8.13% 01/FEB/2027 861,000	868,534	969,701
	ALTICE LUXEMBOURG SA	10.50% 15/MAY/2027 1,998,000	2,015,600	2,277,820
	AMERICAN BLDRS & CNTRCTRS SUP CO	5.88% 15/MAY/2026 1,995,000	2,009,531	2,119,688
	AMERICAN BLDRS & CNTRCTRS SUP CO	4.00% 15/JAN/2028 2,011,000	2,018,554	2,041,165
	AMERICAN EXPRESS CO	FLT 03/AUG/2023 1,500,000	1,500,000	1,512,623
	AMERICAN EXPRESS CREDIT ACCT	1.93% 15/SEP/2022 12,108,000	12,099,244	12,107,450
	AMERICAN EXPRESS CREDIT ACCT	1.77% 15/NOV/2022 2,173,000	2,170,750	2,172,198
	AMERICAN HONDA FIN CORP	1.77% 04/MAR/2020 8,400,000	8,375,010	8,374,255
	AMERICAN HONDA FIN CORP	2.00% 14/FEB/2020 1,300,000	1,299,826	1,299,950
	AMERICAN HONDA FIN CORP	FLT 08/JAN/2021 1,155,000	1,159,293	1,158,720
	AMERICAN HONDA FIN CORP	FLT 16/JUN/2020 3,069,000	3,070,965	3,070,572
	AMERICAN HONDA FIN CORP	FLT 19/OCT/2020 209,000	209,392	209,347
	AMERICAN INTL GRP INC	3.75% 10/JUL/2025 1,300,000	1,295,489	1,391,450
	AMERICAN TOWER CORP	2.25% 15/JAN/2022 1,200,000	1,192,257	1,203,902
	AMERICAN TOWER CORP	3.00% 15/JUN/2023 700,000	684,089	715,483
	AMERICAN TOWER CORP	3.45% 15/SEP/2021 100,000	99,624	102,278
	AMERICAN TOWER CORP	3.50% 31/JAN/2023 500,000	491,020	518,165
	AMERICAN TOWER CORP	5.90% 01/NOV/2021 100,000	106,018	106,795
	AMERICAN TRANSMISSION SYSTEMS INC	5.25% 15/JAN/2022 200,000	211,346	211,691
	AMERICREDIT AUTOMOBILE RCVBLS TR	1.87% 18/AUG/2021 27,982	27,861	27,978
	AMERICREDIT AUTOMOBILE RCVBLS TR	1.98% 20/DEC/2021 41,791	41,661	41,784
	AMERICREDIT AUTOMOBILE RCVBLS TR	1.90% 18/MAR/2022 1,732,533	1,726,995	1,730,954
	AMERICREDIT AUTOMOBILE RCVBLS TR	2.04% 18/JUL/2022 134,262	134,128	134,275
	AMGEN INC	2.25% 19/AUG/2023 400,000	392,524	403,759
	AP MOLLER - MAERSK	3.75% 22/SEP/2024 1,000,000	1,010,680	1,029,596
	APERGY CORP	6.38% 01/MAY/2026 2,066,000	2,101,699	2,179,630
	APPLIED SYSTEMS INC	ZCP 15/SEP/2024 560,265	560,265	563,021
	APX GRP INC	7.63% 01/SEP/2023 1,235,000	1,196,650	1,160,900
	APX GRP INC	7.88% 01/DEC/2022 2,529,000	2,535,859	2,551,129
	APX GRP INC	8.50% 01/NOV/2024 1,644,000	1,658,444	1,693,320
	APX GRP INC	8.75% 01/DEC/2020 743,000	753,135	743,000
	ARAMARK SERVICES INC	5.13% 15/JAN/2024 980,000	1,004,500	1,005,676
	ARBY'S	ZCP 01/JAN/2025 703,873	700,926	709,300
	ARD FIN SA	6.50% 30/JUN/2027 726,000	732,430	750,648
	ARDAGH PACKAGING FIN PLC	4.13% 15/AUG/2026 1,330,000	1,330,000	1,363,250
	ARDAGH PACKAGING FIN PLC	5.25% 15/AUG/2027 1,585,000	1,585,000	1,668,244
	ARDAGH PACKAGING FIN PLC	6.00% 15/FEB/2025 4,538,000	4,634,060	4,759,227
	ARROW ELECTRONICS INC	3.25% 08/SEP/2024 400,000	373,756	411,324
	ARROW ELECTRONICS INC	4.50% 01/MAR/2023 300,000	302,349	316,681
	ARUBA INVESTMENTS INC	8.75% 15/FEB/2023 1,266,000	1,282,836	1,259,670
	ASCEND LEARNING LLC	ZCP 15/JUL/2024 989,771	973,854	997,506
	ASCEND LEARNING LLC	6.88% 01/AUG/2025 2,841,000	2,805,817	2,983,050
	ASGN INC	4.63% 15/MAY/2028 1,877,000	1,893,424	1,929,331
	AT&T INC	FLT 01/JUN/2021 400,000	400,000	402,374
	AT&T INC	FLT 12/JUN/2024 200,000	198,868	203,470
	AT&T INC	3.20% 01/MAR/2022 2,300,000	2,298,252	2,354,613

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	AT&T INC	4.10% 15/FEB/2028 870,000	862,168	946,689
	ATHENE GLOBAL FUNDING	4.00% 25/JAN/2022 700,000	699,783	723,135
	ATOTECH ALPHA 2	8.75% 01/JUN/2023 1,695,000	1,704,656	1,728,900
	ATOTECH ALPHA 3	6.25% 01/FEB/2025 2,437,000	2,496,696	2,497,925
	AUST & NEW ZEA CORP	1.85% 08/MAY/2020 5,800,000	5,762,271	5,760,803
	AUSTRALIA & NEW ZEALND BK GRP LTD	FLT 02/JUL/2020 1,380,000	1,380,502	1,381,373
	AUSTRALIA & NEW ZEALND BK GRP LTD	5.10% 13/JAN/2020 2,700,000	2,702,649	2,702,453
	AUTONATION INC	3.35% 15/JAN/2021 300,000	297,104	303,128
	AVANTOR INC	6.00% 01/OCT/2024 1,003,000	1,031,564	1,069,429
	AVANTOR INC	9.00% 01/OCT/2025 2,584,000	2,620,515	2,887,698
	AVANTOR INC	ZCP 20/SEP/2024 176,808	176,623	178,650
	AVIATION CAPITAL GRP CORP	6.75% 06/APR/2021 900,000	1,056,375	948,449
	AVIATION CAPITAL GRP LLC	FLT 01/JUN/2021 1,200,000	1,200,000	1,205,172
	AVIATION CAPITAL GRP LLC	2.88% 20/JAN/2022 1,300,000	1,292,544	1,309,366
	AVIS BUDGET CAR RENTAL LLC	5.25% 15/MAR/2025 2,293,000	2,156,517	2,358,924
	AVOLON HOLDINGS FUNDING LTD	5.50% 15/JAN/2023 700,000	730,233	754,656
	AXALTA COATING SYSTEMS LLC	4.88% 15/AUG/2024 1,394,000	1,440,205	1,442,790
	B&G FOODS INC	5.25% 01/APR/2025 1,622,000	1,608,559	1,667,951
	B&G FOODS INC	5.25% 15/SEP/2027 920,000	922,300	929,200
	BA CREDIT CARD TR	1.95% 15/AUG/2022 10,585,000	10,580,521	10,586,058
	BACARDI LTD	4.50% 15/JAN/2021 300,000	306,609	306,342
	BACARDI LTD	5.30% 15/MAY/2048 800,000	787,560	929,503
	BANCO SANTANDER	ZCP 31/DEC/2164 200,000	227,443	238,780
	BANFF MERGER SUB INC	9.75% 01/SEP/2026 387,000	360,053	391,837
	BANGKOK BANK	4.80% 18/OCT/2020 700,000	722,015	713,832
	BANK OF AMERICA CORP	FLT 22/OCT/2025 200,000	200,000	201,338
	BANK OF AMERICA CORP	4.00% 01/APR/2024 2,486,000	2,476,677	2,662,713
	BANK OF IRELAND	FLT 31/DEC/2164 200,000	252,851	231,235
	BANK OF MONTREAL	FLT 13/JUL/2020 1,958,000	1,961,140	1,960,725
	BANK OF MONTREAL	FLT 15/JUN/2020 718,000	717,516	719,170
	BANK OF NEW YORK MELLON CORP	2.10% 24/OCT/2024 500,000	499,125	500,653
	BANK OF NEW YORK MELLON CORP	4.60% 15/JAN/2020 342,000	342,314	342,284
	BANK OF NOVA SCOTIA	2.00% 09/MAR/2020 6,000,000	6,001,484	6,001,816
	BANK OF NOVA SCOTIA	FLT 18/FEB/2020 3,930,000	3,929,887	3,931,027
	BANK OF NOVA SCOTIA	FLT 08/JAN/2021 665,000	666,354	665,565
	BANK OF THE WEST	3.09% 15/APR/2021 1,603,052	1,605,873	1,604,375
	BARCLAYS BANK PLC	7.63% 21/NOV/2022 3,100,000	3,375,260	3,483,625
	BARCLAYS DRYROCK ISSUANCE TR	2.20% 15/DEC/2022 1,325,000	1,325,176	1,325,244
	BARCLAYS PLC	FLT 16/MAY/2024 1,000,000	1,000,000	1,011,422
	BARCLAYS PLC	3.20% 10/AUG/2021 800,000	799,488	810,854
	BASF SE CORP	1.71% 10/JAN/2020 8,300,000	8,296,535	8,296,309
	BAT CAPITAL CORP	2.76% 15/AUG/2022 590,000	568,448	598,698
	BAT CAPITAL CORP	3.22% 15/AUG/2024 100,000	97,968	102,288
	BAT INTL FIN PLC	3.25% 07/JUN/2022 300,000	295,446	306,658
	BAT INTL FIN PLC	3.50% 15/JUN/2022 300,000	297,354	308,242
	BAUSCH HEALTH AMERICAS INC	8.50% 31/JAN/2027 993,000	1,030,535	1,130,828
	BAUSCH HEALTH AMERICAS INC	9.25% 01/APR/2026 1,585,000	1,583,019	1,820,531
	BAUSCH HEALTH COS INC	5.25% 30/JAN/2030 750,000	766,875	777,750

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	BAUSCH HEALTH COS INC	5.50% 01/MAR/2023 323,000	326,230	324,615
	BAUSCH HEALTH COS INC	5.50% 01/NOV/2025 830,000	838,300	867,350
	BAUSCH HEALTH COS INC	5.88% 15/MAY/2023 832,000	832,000	839,280
	BAUSCH HEALTH COS INC	6.13% 15/APR/2025 1,577,000	1,577,000	1,629,404
	BAUSCH HEALTH COS INC	7.00% 15/JAN/2028 1,411,000	1,425,323	1,557,462
	BAUSCH HEALTH COS INC	9.00% 15/DEC/2025 1,779,000	1,754,290	2,023,079
	BAYER US FIN II LLC	2.75% 15/JUL/2021 1,800,000	1,762,404	1,810,944
	BAYER US FIN II LLC	3.50% 25/JUN/2021 300,000	299,838	305,473
	BAYER US FIN LLC	3.00% 08/OCT/2021 300,000	294,606	303,881
	BBVA USA	2.50% 27/AUG/2024 1,400,000	1,399,342	1,388,714
	BEACON ROOFING SUPPLY INC	4.50% 15/NOV/2026 2,226,000	2,259,084	2,292,780
	BEACON ROOFING SUPPLY INC	4.88% 01/NOV/2025 4,430,000	4,306,443	4,452,150
	BECTON DICKINSON AND CO	FLT 06/JUN/2022 800,000	800,000	805,890
	BELLRING BRANDS, LLC	ZCP 10/OCT/2024 1,277,000	1,251,460	1,293,767
	BERKSHIRE HATHAWAY FIN CORP	FLT 10/JAN/2020 2,934,000	2,934,108	2,934,394
	BERRY GLOBAL INC	4.88% 15/JUL/2026 512,000	512,640	540,006
	BERRY GLOBAL INC	5.13% 15/JUL/2023 1,645,000	1,641,331	1,688,181
	BERRY GLOBAL INC	5.50% 15/MAY/2022 2,669,000	2,715,569	2,699,026
	BERRY GLOBAL INC	6.00% 15/OCT/2022 289,000	289,000	294,419
	BGC PARTNERS INC	5.38% 24/JUL/2023 1,500,000	1,512,168	1,604,393
	BIG RIVER STEEL LLC	ZCP 15/AUG/2023 1,339,207	1,334,062	1,342,140
	BIG RIVER STEEL LLC	7.25% 01/SEP/2025 2,339,000	2,383,800	2,467,645
	BMW FIN	2.25% 12/AUG/2022 1,400,000	1,398,950	1,405,607
	BMW US CAPITAL LLC	FLT 06/APR/2020 656,000	655,233	656,433
	BMW US CAPITAL LLC	FLT 14/AUG/2020 675,000	675,990	675,856
	BMW VEHICLE LEASE TR	2.07% 20/OCT/2020 2,818,449	2,815,509	2,818,442
	BMW VEHICLE LEASE TR	2.97% 21/DEC/2020 1,040,825	1,042,438	1,042,503
	BMW VEHICLE OWNER TR	2.11% 25/SEP/2020 822,856	822,856	822,973
	BNG BANK NV	ZCP 15/APR/2020 6,000,000	5,967,625	5,969,242
	BNP PARIBAS FORTIS CORP	1.89% 28/APR/2020 5,800,000	5,765,599	5,764,359
	BNZ INTL FUNDING LTD	FLT 21/FEB/2020 2,000,000	2,001,136	2,001,864
	BOC AVIATION LTD	2.75% 18/SEP/2022 500,000	493,195	501,754
	BOC AVIATION LTD	3.50% 10/OCT/2024 400,000	397,184	412,762
	BOMBARDIER INC	6.00% 15/OCT/2022 434,000	436,170	433,870
	BOMBARDIER INC	7.50% 01/DEC/2024 1,828,000	1,865,683	1,920,552
	BOMBARDIER INC	7.50% 15/MAR/2025 731,000	740,536	753,836
	BOMBARDIER INC	7.88% 15/APR/2027 175,000	159,250	180,031
	BORAL FIN PTY LTD	3.00% 01/NOV/2022 100,000	99,899	100,416
	BOSTON SCIENTIFIC CORP	3.38% 15/MAY/2022 400,000	399,788	413,104
	BOYD GAMING CORP	4.75% 01/DEC/2027 1,250,000	1,251,563	1,298,438
	BOYD GAMING CORP	6.38% 01/APR/2026 856,000	884,922	921,002
	BP CAPITAL MARKETS PLC	3.81% 10/FEB/2024 1,400,000	1,430,618	1,495,694
	BPCE CORP	1.86% 03/AUG/2020 3,000,000	2,966,094	2,965,260
	BPCE SA	2.25% 27/JAN/2020 1,800,000	1,799,291	1,799,995
	BROADCOM CORP	2.20% 15/JAN/2021 1,800,000	1,797,966	1,801,381
	BROADCOM CORP	2.65% 15/JAN/2023 1,800,000	1,799,802	1,810,256
	BROADCOM INC	3.13% 15/APR/2021 1,300,000	1,297,920	1,315,782
	BROADCOM INC	3.13% 15/OCT/2022 200,000	198,302	203,759

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CAESARS RESORT COLLECTION LLC	5.25% 15/OCT/2025 1,423,000	1,430,985	1,472,805
	CALFRAC HOLDINGS LP	8.50% 15/JUN/2026 990,000	990,000	405,900
	CALIFORNIA RESOURCES CORP	8.00% 15/DEC/2022 626,000	501,578	269,180
	CALLON PETROLEUM CO	6.13% 01/OCT/2024 1,046,000	1,072,475	1,065,811
	CALLON PETROLEUM CO	6.38% 01/JUL/2026 2,279,000	2,279,630	2,312,285
	CALPINE CORP	4.50% 15/FEB/2028 1,598,000	1,603,993	1,612,174
	CALPINE CORP	5.25% 01/JUN/2026 1,333,000	1,321,975	1,387,986
	CAMPBELL SOUP CO	FLT 15/MAR/2021 1,000,000	1,000,674	1,002,101
	CAMPBELL SOUP CO	2.50% 02/AUG/2022 700,000	665,847	708,564
	CAMPBELL SOUP CO	3.65% 15/MAR/2023 600,000	585,822	625,104
	CANADIAN IMPERIAL BK OF COMMERCE	FLT 05/OCT/2020 2,673,000	2,677,453	2,676,299
	CANTOR FITZGERALD LP	4.88% 01/MAY/2024 800,000	797,648	853,236
	CAPITAL AUTO RCVBLS ASSET TR	2.79% 20/JAN/2022 103,360	103,584	103,597
	CAPITAL ONE MULTI-ASSET EXECUTN TR	2.00% 17/JAN/2023 10,732,000	10,732,583	10,733,296
	CARDINAL HEALTH INC	2.62% 15/JUN/2022 1,200,000	1,200,000	1,212,288
	CARMAX AUTO OWNER TR	1.88% 15/JUN/2021 2,398,761	2,395,790	2,398,016
	CARMAX AUTO OWNER TR	1.39% 17/MAY/2021 1,374,259	1,369,773	1,373,209
	CARMAX AUTO OWNER TR	1.40% 15/AUG/2021 180,295	178,999	180,003
	CARMAX AUTO OWNER TR	1.98% 15/NOV/2021 2,410,792	2,405,894	2,410,735
	CARMAX AUTO OWNER TR	1.93% 15/MAR/2022 2,559,947	2,558,745	2,559,013
	CARMAX AUTO OWNER TR	2.23% 17/MAY/2021 164,959	164,829	164,962
	CARMAX AUTO OWNER TR	2.73% 16/AUG/2021 1,089,887	1,090,937	1,091,071
	CARMAX AUTO OWNER TR	2.88% 15/OCT/2021 2,044,497	2,048,128	2,048,465
	CARMAX AUTO OWNER TR	3.02% 15/JUL/2022 4,844,554	4,866,733	4,865,405
	CARMAX AUTO OWNER TR	3.02% 15/JUL/2022 5,441,819	5,467,310	5,465,241
	CARMAX AUTO OWNER TR	1.97% 16/NOV/2020 2,059,961	2,059,961	2,060,091
	CARRIZO OIL & GAS INC	6.25% 15/APR/2023 2,239,000	2,160,000	2,272,249
	CATALENT PHARMA SOLUTIONS INC	4.88% 15/JAN/2026 1,332,000	1,336,471	1,378,620
	CCO HOLDINGS LLC	4.75% 01/MAR/2030 5,455,000	5,517,737	5,553,354
	CCO HOLDINGS LLC	5.00% 01/FEB/2028 1,860,000	1,850,550	1,951,735
	CCO HOLDINGS LLC	5.13% 01/MAY/2023 1,348,000	1,369,905	1,375,809
	CCO HOLDINGS LLC	5.13% 01/MAY/2027 2,330,000	2,338,525	2,458,150
	CCO HOLDINGS LLC	5.38% 01/MAY/2025 1,645,000	1,657,446	1,698,463
	CCO HOLDINGS LLC	5.50% 01/MAY/2026 314,000	315,178	330,877
	CCO HOLDINGS LLC	5.75% 15/FEB/2026 988,000	988,000	1,042,360
	CCO HOLDINGS LLC	5.88% 01/APR/2024 860,000	859,513	889,025
	CCO HOLDINGS LLC	5.88% 01/MAY/2027 1,157,000	1,157,000	1,223,527
	CDK GLOBAL INC	4.88% 01/JUN/2027 2,349,000	2,277,133	2,481,131
	CDP FINCL INC	2.06% 04/FEB/2020 5,100,000	5,090,692	5,091,769
	CDP FINCL INC	1.83% 13/MAY/2020 5,800,000	5,761,217	5,760,643
	CEDAR FAIR LP	5.38% 01/JUN/2024 690,000	710,700	708,975
	CENT CLO 19 LTD	FLT 29/OCT/2025 440,780	440,559	441,290
	CENTENE CORP	4.63% 15/DEC/2029 4,328,000	4,549,810	4,550,243
	CENTENE CORP	4.75% 15/JAN/2025 1,682,000	1,680,932	1,747,144
	CENTENE CORP	4.75% 15/MAY/2022 1,097,000	1,111,061	1,118,940
	CENTENE CORP	5.38% 01/JUN/2026 2,515,000	2,521,390	2,669,044
	CENTENE CORP	6.13% 15/FEB/2024 1,182,000	1,210,168	1,226,325
	CENTENNIAL RESOURCE PROD LLC	5.38% 15/JAN/2026 3,440,000	3,479,800	3,379,800

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CENTENNIAL RESOURCE PROD LLC	6.88% 01/APR/2027 467,000	467,000	485,680
	CENTERPOINT ENERGY TRAN BD CO	5.23% 01/FEB/2023 499,048	502,889	499,614
	CENTERPOINT ENERGY TRAN BD CO	2.16% 15/OCT/2021 3,873,690	3,875,473	3,874,914
	CENTRAL JAPAN RAILWAY CO	2.80% 23/FEB/2022 300,000	299,640	303,453
	CENTURYLINK INC	5.13% 15/DEC/2026 2,600,000	2,629,250	2,645,838
	CENTURYLINK INC	5.63% 01/APR/2025 900,000	903,375	956,295
	CENTURYLINK INC	5.80% 15/MAR/2022 2,531,000	2,591,607	2,660,764
	CENTURYLINK INC	6.45% 15/JUN/2021 990,000	1,029,265	1,036,282
	CENTURYLINK INC	7.50% 01/APR/2024 2,695,000	2,813,492	3,038,613
	CF INDUSTRIES INC	3.40% 01/DEC/2021 447,000	446,343	458,416
	CF INDUSTRIES INC	5.15% 15/MAR/2034 533,000	558,171	595,627
	CF INDUSTRIES INC	5.38% 15/MAR/2044 269,000	269,336	293,210
	CHANGE HEALTHCARE HOLDINGS LLC	5.75% 01/MAR/2025 2,476,000	2,513,740	2,544,090
	CHARLES RIVER LABORATORIES INTL INC	5.50% 01/APR/2026 680,000	695,300	731,000
	CHARLES SCHWAB CORP	4.45% 22/JUL/2020 500,000	505,975	507,762
	CHARTER COMMUNICTNS OPRTNG LLC	4.46% 23/JUL/2022 5,500,000	5,549,283	5,781,430
	CHEMOURS CO	5.38% 15/MAY/2027 362,000	307,948	320,370
	CHEMOURS CO	6.63% 15/MAY/2023 1,598,000	1,624,558	1,604,120
	CHENIERE ENERGY PARTNERS LP	4.50% 01/OCT/2029 2,655,000	2,678,231	2,728,278
	CHENIERE ENERGY PARTNERS LP	5.63% 01/OCT/2026 1,940,000	1,942,425	2,051,550
	CHESAPEAKE ENERGY CORP	7.50% 01/OCT/2026 1,918,000	1,916,170	1,054,900
	CHEVRON CORP	1.99% 03/MAR/2020 1,400,000	1,400,275	1,400,025
	CHS/COMMUNITY HEALTH SYSTEMS INC	6.25% 31/MAR/2023 1,615,000	1,631,606	1,639,225
	CITIBANK CREDIT CARD ISSUANCE TR	1.92% 07/APR/2022 10,075,000	10,076,257	10,074,459
	CITIBANK NA	FLT 01/MAY/2020 1,905,000	1,905,615	1,906,253
	CITIBANK NA	FLT 12/FEB/2021 308,000	308,511	308,588
	CITIGRP GBL MKTS INC	2.18% 09/APR/2020 8,400,000	8,354,955	8,358,933
	CITIGRP INC	FLT 01/SEP/2023 200,000	199,368	204,245
	CITIGRP INC	2.70% 27/OCT/2022 100,000	99,608	101,665
	CITIGRP INC	2.75% 25/APR/2022 1,500,000	1,498,950	1,524,034
	CITIZENS BANK	3.25% 14/FEB/2022 1,300,000	1,298,817	1,332,247
	CLEAR CHANNEL WRLDWD HLDGS INC	5.13% 15/AUG/2027 2,161,000	2,173,801	2,250,249
	CLEAR CHANNEL WRLDWD HLDGS INC	9.25% 15/FEB/2024 3,406,000	3,521,978	3,772,145
	CLEARWAY ENERGY OPERATING LLC	4.75% 15/MAR/2028 1,069,000	1,090,380	1,083,699
	CLEARWAY ENERGY OPERATING LLC	5.00% 15/SEP/2026 404,000	398,529	417,130
	CLEARWAY ENERGY OPERATING LLC	5.75% 15/OCT/2025 1,825,000	1,829,250	1,920,813
	CNH EQUIPMENT TR	1.48% 15/APR/2021 115,567	115,231	115,533
	CNH EQUIPMENT TR	1.63% 15/AUG/2021 1,817,805	1,810,564	1,816,951
	CNH EQUIPMENT TR	1.44% 15/DEC/2021 943,597	937,781	941,585
	CNH EQUIPMENT TR	2.78% 16/AUG/2021 1,212,819	1,213,521	1,213,416
	CNH EQUIPMENT TR	2.93% 15/DEC/2021 1,308,947	1,312,139	1,311,692
	CNH EQUIPMENT TR	2.57% 12/JUN/2020 365,070	365,070	365,288
	CNH EQUIPMENT TR	1.99% 16/NOV/2020 3,430,411	3,430,411	3,431,204
	CNH INDUSTRIAL CAPITAL LLC	4.38% 06/NOV/2020 100,000	104,420	101,625
	CNOOC FIN 2011 LTD	4.25% 26/JAN/2021 3,700,000	3,887,960	3,770,922
	COCA-COLA COMPANY CORP	1.72% 26/MAR/2020 8,000,000	7,968,078	7,968,065
	COLFAX CORP	6.00% 15/FEB/2024 1,010,000	1,042,625	1,073,125
	COMMSCOPE INC	5.50% 01/MAR/2024 2,560,000	2,569,600	2,668,800

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	COMMSCOPE TECH LLC	5.00% 15/MAR/2027 595,000	500,820	559,300
	COMMSCOPE TECH LLC	6.00% 15/JUN/2025 1,419,000	1,338,340	1,420,603
	CONAGRA BRANDS INC	3.80% 22/OCT/2021 2,200,000	2,236,064	2,270,318
	CONAGRA BRANDS INC	4.60% 01/NOV/2025 900,000	947,205	994,340
	CONAGRA FOODS INC	3.25% 15/SEP/2022 400,000	405,708	409,726
	CONSTELLATION BRANDS INC	2.65% 07/NOV/2022 300,000	287,588	304,222
	CONSTELLIUM SE	5.88% 15/FEB/2026 3,011,000	2,945,357	3,184,133
	CONSTELLIUM SE	6.63% 01/MAR/2025 1,869,000	1,864,915	1,939,274
	COOPERATIEVE CENTRALE	2.12% 25/MAR/2020 2,000,000	2,001,179	2,001,392
	COOPERATIEVE RABOBANK	FLT 31/DEC/2164 200,000	284,894	243,582
	COOPERATIEVE RABOBANK	4.75% 15/JAN/2020 1,400,000	1,401,434	1,401,220
	CORE & MAIN LP	6.13% 15/AUG/2025 2,409,000	2,384,838	2,511,383
	CORTES/VERTIV TL	ZCP 30/NOV/2023 1,593,000	1,465,560	1,593,000
	COUNTRY GARDEN HOLDINGS CO LTD	7.50% 09/MAR/2020 300,000	307,125	301,329
	COX COMMUNICATIONS INC	3.25% 15/DEC/2022 1,700,000	1,660,713	1,748,808
	CREDIT AGRICOLE SA	FLT 10/JUN/2020 6,911,000	6,937,084	6,936,640
	CREDIT IND ET CM NY CORP	1.82% 20/MAR/2020 5,900,000	5,876,769	5,876,400
	CREDIT INDUSTRIEL ET	ZCP 05/MAY/2020 5,800,000	5,762,558	5,763,054
	CREDIT SUISSE GRP FNDNG GRNSY LTD	3.13% 10/DEC/2020 1,300,000	1,297,556	1,311,589
	CREDIT SUISSE GRP FNDNG GRNSY LTD	3.45% 16/APR/2021 700,000	699,972	711,990
	CREDIT SUISSE GRP FNDNG GRNSY LTD	3.75% 26/MAR/2025 3,425,000	3,416,780	3,625,541
	CREDIT SUISSE GRP FNDNG GRNSY LTD	3.80% 15/SEP/2022 700,000	707,119	728,803
	CRH AMERICA INC	5.75% 15/JAN/2021 350,000	390,870	362,230
	CROWN CASTLE INTL CORP	2.25% 01/SEP/2021 1,600,000	1,545,192	1,604,651
	CROWNROCK LP / CROWNROCK FIN INC	5.63% 15/OCT/2025 4,708,000	4,681,256	4,802,160
	CSC HOLDINGS LLC	10.88% 15/OCT/2025 1,421,000	1,467,963	1,587,968
	CSC HOLDINGS LLC	5.38% 01/FEB/2028 1,539,000	1,546,695	1,640,959
	CSC HOLDINGS LLC	5.38% 15/JUL/2023 1,346,000	1,360,885	1,379,650
	CSC HOLDINGS LLC	5.50% 15/APR/2027 1,010,000	1,022,625	1,084,588
	CSC HOLDINGS LLC	5.50% 15/MAY/2026 2,228,000	2,233,570	2,358,873
	CSC HOLDINGS LLC	5.75% 15/JAN/2030 1,125,000	1,125,000	1,200,937
	CSC HOLDINGS LLC	6.50% 01/FEB/2029 3,831,000	4,129,137	4,271,565
	CSC HOLDINGS LLC	6.63% 15/OCT/2025 3,262,000	3,316,500	3,469,953
	CSC HOLDINGS LLC	7.50% 01/APR/2028 849,000	863,576	959,370
	CVS CAREMARK CORP	2.75% 01/DEC/2022 800,000	770,560	812,994
	CVS HEALTH CORP	3.50% 20/JUL/2022 600,000	597,252	619,459
	CVS HEALTH CORP	3.70% 09/MAR/2023 1,600,000	1,651,126	1,667,738
	CVS HEALTH CORP	4.75% 01/DEC/2022 300,000	311,022	320,207
	CVS PASS-THROUGH TR	5.88% 10/JAN/2028 121,387	117,182	133,969
	CVS PASS-THROUGH TR	6.04% 12/DEC/2028 513,183	377,533	573,327
	DAIMLER FIN NORTH AMERICA LLC	2.85% 06/JAN/2022 700,000	690,466	708,649
	DANONE SA	2.59% 02/NOV/2023 500,000	472,450	507,928
	DANONE SA	3.00% 15/JUN/2022 900,000	883,911	920,241
	DANSKE BANK	FLT 20/DEC/2025 1,100,000	1,100,000	1,113,307
	DAVITA INC	5.13% 15/JUL/2024 559,000	563,891	572,975
	DBS BANK LTD CORP	1.86% 14/APR/2020 5,900,000	5,867,616	5,867,992
	DBS BANK LTD CORP	1.85% 23/MAR/2020 5,900,000	5,875,415	5,874,957
	DBS BANK LTD CORP	1.99% 02/MAR/2020 8,350,000	8,322,835	8,323,928

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	DCP MIDSTREAM OPERATING LP	3.88% 15/MAR/2023 512,000	519,584	523,520
	DCP MIDSTREAM OPERATING LP	5.13% 15/MAY/2029 2,809,000	2,843,057	2,914,338
	DCP MIDSTREAM OPERATING LP	5.60% 01/APR/2044 974,000	930,313	942,345
	DELEK LOGISTICS PARTNERS LP	6.75% 15/MAY/2025 1,242,000	1,232,623	1,235,790
	DELL EQUIPMENT FIN TR	2.19% 24/OCT/2022 1,476,437	1,476,286	1,476,684
	DELL EQUIPMENT FIN TR	2.97% 22/OCT/2020 756,901	757,779	757,849
	DELL EQUIPMENT FIN TR	3.16% 22/FEB/2021 2,914,472	2,925,077	2,925,274
	DELL EQUIPMENT FIN TR	2.65% 22/APR/2020 80,163	80,182	80,187
	DELL EQUIPMENT FIN TR	2.01% 22/OCT/2020 765,490	765,490	765,658
	DELL INTL LLC	4.42% 15/JUN/2021 100,000	102,281	102,911
	DELL INTL LLC	5.45% 15/JUN/2023 4,200,000	4,449,804	4,555,906
	DELOS FIN SARL	FLT 06/OCT/2023 70,000	69,620	70,357
	DELPHI TECH PLC	5.00% 01/OCT/2025 1,188,000	1,173,215	1,098,900
	DELTA AIR LINES INC	2.60% 04/DEC/2020 400,000	392,852	401,175
	DELTA AIR LINES INC	3.63% 15/MAR/2022 300,000	309,113	307,239
	DENALI CAPITAL CLO X LLC	FLT 26/OCT/2027 1,200,000	1,200,000	1,200,012
	DEUTSCHE BANK AG	2.70% 13/JUL/2020 300,000	293,817	300,211
	DEUTSCHE BANK AG	3.15% 22/JAN/2021 1,100,000	1,099,732	1,105,003
	DEUTSCHE BANK AG	3.30% 16/NOV/2022 900,000	899,298	909,328
	DEUTSCHE BANK AG	3.95% 27/FEB/2023 200,000	196,382	205,112
	DEUTSCHE BANK AG	4.25% 14/OCT/2021 2,400,000	2,403,372	2,468,452
	DEUTSCHE BANK AG	FLT 13/JUL/2020 700,000	700,000	700,581
	DIAMOND OFFSHORE DRILLING INC	7.88% 15/AUG/2025 642,000	662,990	558,540
	DIAMOND SPORTS GRP LLC	5.38% 15/AUG/2026 1,838,000	1,897,947	1,859,233
	DIAMOND SPORTS GRP LLC	6.63% 15/AUG/2027 703,000	728,484	683,667
	DISCOVER CARD EXECUTION NOTE TR	1.90% 17/OCT/2022 4,460,000	4,460,218	4,460,538
	DISCOVERY COMMUNICATIONS LLC	2.95% 20/MAR/2023 100,000	99,874	101,920
	DISH DBS CORP	5.88% 15/NOV/2024 545,000	540,913	556,922
	DISH DBS CORP	7.75% 01/JUL/2026 5,822,000	6,286,038	6,167,769
	DISNEY (WALT) CO	ZCP 23/JAN/2020 8,400,000	8,390,041	8,391,252
	DNB BANK ASA	FLT 02/OCT/2020 620,000	621,454	621,029
	DNB BANK ASA	1.81% 03/FEB/2020 5,800,000	5,800,000	5,801,075
	DR HORTON INC	4.38% 15/SEP/2022 900,000	928,150	943,563
	DR PEPPER SNAPPLE GRP INC	3.20% 15/NOV/2021 100,000	98,560	101,609
	DRIVE AUTO RCVBLS TR	3.08% 15/SEP/2021 26,036	26,051	26,047
	DRIVE AUTO RCVBLS TR	2.93% 15/MAR/2022 210,243	210,233	210,468
	DUKE ENERGY PROGRESS LLC	FLT 08/SEP/2020 1,500,000	1,500,596	1,500,785
	DUQUESNE LIGHT HOLDINGS INC	6.40% 15/SEP/2020 800,000	835,118	823,181
	EAGLE HOLDING CO II LLC	7.75% 15/MAY/2022 1,395,000	1,415,925	1,416,455
	EBAY INC	2.60% 15/JUL/2022 800,000	774,680	804,666
	EBAY INC	2.75% 30/JAN/2023 2,000,000	1,921,069	2,027,708
	EBAY INC	3.80% 09/MAR/2022 200,000	203,068	206,758
	EDISON INTL	3.13% 15/NOV/2022 300,000	299,823	304,713
	EL PASO NATURAL GAS CO LLC	8.38% 15/JUN/2032 70,000	62,621	97,847
	ELDORADO RESORTS INC	6.00% 01/APR/2025 1,542,000	1,610,547	1,619,100
	ELDORADO RESORTS INC	6.00% 15/SEP/2026 1,087,000	1,088,520	1,197,059
	ELDORADO RESORTS INC	5.88% 01/DEC/2025 4,284,000	4,281,243	4,482,135
	ELLIE MAE, INC	ZCP 02/APR/2026 1,964,078	1,953,225	1,980,045

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	EMERA US FIN LP	2.70% 15/JUN/2021 1,100,000	1,081,400	1,110,237
	ENCOMPASS HEALTH CORP	4.75% 01/FEB/2030 1,261,000	1,261,000	1,308,288
	ENDEAVOR ENERGY RESOURCES LP	5.75% 30/JAN/2028 1,698,000	1,748,844	1,785,023
	ENDO DAC	6.00% 01/FEB/2025 302,000	199,320	203,663
	ENDO DAC	6.00% 15/JUL/2023 966,000	637,878	697,935
	ENEL FIN INTL	2.88% 25/MAY/2022 1,000,000	990,160	1,012,918
	ENEL FIN INTL	4.25% 14/SEP/2023 200,000	204,604	211,777
	ENERGIZER HOLDINGS INC	6.38% 15/JUL/2026 689,000	654,583	733,785
	ENERGIZER HOLDINGS INC	7.75% 15/JAN/2027 974,000	1,023,062	1,088,494
	ENERGY TRANSFER OPERATING LP	4.05% 15/MAR/2025 400,000	399,672	420,552
	ENERGY TRANSFER PARTNERS LP	5.00% 01/OCT/2022 600,000	617,208	636,491
	ENERGY TRANSFER PARTNERS LP	5.88% 01/MAR/2022 700,000	724,801	742,997
	ENERGY TRANSFER PARTNERS LP	4.65% 01/JUN/2021 1,400,000	1,433,708	1,442,626
	ENERGY TRANSFER PARTNERS LP	5.20% 01/FEB/2022 200,000	208,118	209,746
	ENTERPRISE PRODUCTS OPERATING LLC	3.35% 15/MAR/2023 300,000	304,176	310,394
	ENTERPRISE PRODUCTS OPERATING LLC	4.05% 15/FEB/2022 600,000	615,598	624,952
	EQM MIDSTREAM PARTNERS LP	4.75% 15/JUL/2023 1,100,000	1,097,371	1,103,511
	EQT CORP	2.50% 01/OCT/2020 300,000	295,645	299,945
	EQUIFAX INC	3.60% 15/AUG/2021 400,000	396,156	409,261
	ERAC USA FIN LLC	2.60% 01/DEC/2021 700,000	693,000	705,407
	ERAC USA FIN LLC	2.70% 01/NOV/2023 400,000	392,260	404,886
	EVERSOURCE ENERGY	2.75% 15/MAR/2022 400,000	392,588	405,982
	EXPRESS SCRIPTS HOLDING CO	3.05% 30/NOV/2022 400,000	387,548	408,553
	EXXON MOBIL CORP CORP	1.95% 22/JAN/2020 8,400,000	8,391,082	8,391,853
	FAGE INTL SA	5.63% 15/AUG/2026 1,194,000	1,205,218	1,098,480
	FIFTH THIRD AUTO TR	2.66% 16/MAY/2022 1,517,368	1,522,029	1,522,150
	FIRST ABU DHABI BANK CORP	2.22% 27/JAN/2020 8,400,000	8,388,109	8,389,391
	FLEX ACQUISITION CO INC	6.88% 15/JAN/2025 489,000	489,000	492,667
	FLEX ACQUISITION CO INC	7.88% 15/JUL/2026 1,200,000	1,207,750	1,209,000
	FLEX LTD	5.00% 15/FEB/2023 700,000	745,346	748,231
	FORD CREDIT AUTO LEASE TR	2.71% 15/DEC/2020 11,498	11,504	11,500
	FORD CREDIT AUTO LEASE TR	2.93% 15/JUN/2021 6,600,000	6,620,904	6,614,344
	FORD CREDIT AUTO LEASE TR	2.84% 15/SEP/2021 356,484	357,586	357,521
	FORD CREDIT AUTO OWNER TR	1.22% 15/MAR/2021 941,951	938,594	941,310
	FORD CREDIT AUTO OWNER TR	1.67% 15/JUN/2021 1,609,936	1,607,170	1,608,864
	FORD CREDIT AUTO OWNER TR	1.69% 15/NOV/2021 1,420,180	1,415,465	1,418,783
	FORD CREDIT AUTO OWNER TR	2.01% 15/MAR/2022 424,509	424,374	424,707
	FORD CREDIT AUTO OWNER TR	2.96% 15/SEP/2021 276,594	276,892	277,336
	FORD CREDIT AUTO OWNER TR	2.35% 15/FEB/2022 2,744,771	2,750,044	2,749,641
	FORD MOTOR CREDIT CO LLC	3.16% 04/AUG/2020 3,600,000	3,555,296	3,614,291
	FORD MOTOR CREDIT CO LLC	3.20% 15/JAN/2021 300,000	290,682	301,678
	FORD MOTOR CREDIT CO LLC	FLT 02/NOV/2020 200,000	194,982	198,913
	FORD MOTOR CREDIT CO LLC	FLT 03/AUG/2022 500,000	479,070	491,697
	FORD MOTOR CREDIT CO LLC	FLT 12/OCT/2021 1,600,000	1,587,795	1,586,271
	FORD MOTOR CREDIT CO LLC	FLT 15/FEB/2023 400,000	380,256	393,309
	FORD MOTOR CREDIT CO LLC	FLT 28/MAR/2022 200,000	197,374	198,533
	FORD MOTOR CREDIT CO LLC	5.58% 18/MAR/2024 200,000	200,992	216,508
	FREEPORT MCMORAN INC	5.25% 1/SEP/2029 2,903,000	2,935,357	3,109,984

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	FREEPORT MCMORAN INC	4.55% 14/NOV/2024 2,370,000	2,053,621	2,505,280
	FREEPORT MCMORAN INC	5.45% 15/MAR/2043 3,462,000	3,419,742	3,583,170
	FRESENIUS MEDICAL CARE US FIN INC	5.75% 15/FEB/2021 200,000	208,830	207,466
	FRONTIER COMMUNICATIONS CORP	8.50% 01/APR/2026 975,000	973,781	987,187
	GALLATIN CLO VIII	FLT 15/JUL/2027 1,494,291	1,494,291	1,495,187
	GARTNER INC	5.13% 01/APR/2025 1,627,000	1,665,752	1,694,114
	GATES GLOBAL LLC	6.25% 15/JAN/2026 3,839,000	3,839,000	3,905,069
	GATX CORP	4.85% 01/JUN/2021 100,000	102,966	103,813
	GDF SUEZ	2.88% 10/OCT/2022 400,000	389,120	406,145
	GENERAL DYNAMICS CORP	FLT 11/MAY/2020 800,000	800,601	800,459
	GENERAL ELECTRIC CO	3.10% 09/JAN/2023 300,000	262,542	306,526
	GENERAL MOTORS FINCL CO INC	FLT 05/JAN/2023 200,000	191,666	198,804
	GENERAL MOTORS FINCL CO INC	FLT 14/JAN/2022 950,000	972,439	959,564
	GENERAL MOTORS FINCL CO INC	3.20% 06/JUL/2021 150,000	149,726	152,071
	GENERAL MOTORS FINCL CO INC	3.45% 14/JAN/2022 700,000	699,076	715,668
	GENERAL MOTORS FINCL CO INC	3.55% 08/JUL/2022 700,000	699,559	720,600
	GENERAL MOTORS FINCL CO INC	4.20% 06/NOV/2021 1,200,000	1,200,348	1,244,149
	GENESYS TELECOMMUNICTNS LAB INC	10.00% 30/NOV/2024 1,647,000	1,785,380	1,780,819
	GFL ENVIRONMENTAL INC	5.13% 15/DEC/2026 869,000	869,000	913,649
	GFL ENVIRONMENTAL INC	5.38% 01/MAR/2023 477,000	452,895	491,310
	GFL ENVIRONMENTAL INC	5.63% 01/MAY/2022 707,000	719,373	719,372
	GFL ENVIRONMENTAL INC	7.00% 01/JUN/2026 1,207,000	1,207,093	1,275,075
	GFL ENVIRONMENTAL INC	8.50% 01/MAY/2027 2,035,000	2,119,992	2,238,500
	GLOBAL AIRCRAFT LEASING CO LTD	6.50% 15/SEP/2024 2,589,000	2,595,275	2,701,492
	GM FINCL AUTOMOBILE LEASING TR	2.02% 21/SEP/2020 72,155	72,041	72,149
	GM FINCL AUTOMOBILE LEASING TR	2.01% 20/NOV/2020 367,360	366,789	367,323
	GM FINCL AUTOMOBILE LEASING TR	2.61% 20/JAN/2021 3,770,576	3,773,174	3,774,972
	GM FINCL AUTOMOBILE LEASING TR	3.06% 21/JUN/2021 7,246,314	7,273,380	7,269,773
	GM FINCL AUTOMOBILE LEASING TR	3.18% 21/JUN/2021 1,607,000	1,616,206	1,614,950
	GM FINCL AUTOMOBILE LEASING TR	2.91% 20/APR/2021 700,833	703,034	702,987
	GM FINCL CONSUMER AUTOMOBILE	1.78% 18/OCT/2021 1,744,485	1,739,416	1,743,575
	GM FINCL CONSUMER AUTOMOBILE	1.86% 16/DEC/2021 1,241,318	1,237,859	1,240,830
	GM FINCL CONSUMER AUTOMOBILE	2.74% 16/JUL/2021 2,300,396	2,302,898	2,302,329
	GM FINCL CONSUMER AUTOMOBILE	2.99% 16/MAR/2022 781,865	783,748	783,768
	GM FINCL CONSUMER AUTOMOBILE	2.66% 16/JUN/2022 3,610,110	3,619,284	3,620,091
	GOLDCORP INC	3.63% 09/JUN/2021 1,300,000	1,298,323	1,318,786
	GOLDEN NUGGET INC	6.75% 15/OCT/2024 716,000	734,795	741,060
	GOLDMAN SACHS GRP INC	4.00% 03/MAR/2024 1,080,000	1,081,501	1,150,887
	GOLDMAN SACHS GRP INC	3.63% 22/JAN/2023 700,000	709,870	729,070
	GREENEDEN U.S. HOLDINGS I, LLC	ZCP 01/DEC/2023 1,168,656	1,151,789	1,174,131
	H&E EQUIPMENT SERVICES INC	5.63% 01/SEP/2025 1,619,000	1,551,722	1,695,903
	HARLEY-DAVIDSON FINCL SERVICES INC	FLT 02/MAR/2021 600,000	597,456	603,495
	HARLEY-DAVIDSON MOTORCYCLE TR	2.39% 15/JUL/2020 2,220	2,220	2,220
	HCA INC	5.38% 01/FEB/2025 4,107,000	4,214,255	4,541,644
	HCA INC	5.63% 01/SEP/2028 2,298,000	2,308,374	2,618,801
	HCA INC	7.50% 15/FEB/2022 2,000,000	2,008,387	2,210,000
	HEATHROW FUNDING LTD	4.88% 15/JUL/2023 100,000	104,259	103,414
	HERTZ CORP	5.50% 15/OCT/2024 912,000	855,863	934,800

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	HERTZ CORP	6.00% 15/JAN/2028 3,772,000	3,764,557	3,772,000
	HERTZ CORP	7.13% 01/AUG/2026 1,196,000	1,198,385	1,295,268
	HERTZ CORP	7.63% 01/JUN/2022 732,000	741,161	761,280
	HEWLETT PACKARD ENTERPRISE CO	FLT 05/OCT/2021 800,000	799,992	800,106
	HILCORP ENERGY I LP	5.75% 01/OCT/2025 397,000	346,383	387,091
	HILCORP ENERGY I LP	6.25% 01/NOV/2028 480,000	398,278	456,000
	HILL-ROM HOLDINGS INC	5.00% 15/FEB/2025 1,855,000	1,870,911	1,929,200
	HILTON DOMESTIC OPERATING CO INC	5.13% 01/MAY/2026 1,000,000	1,001,250	1,052,500
	HOLLY ENERGY PARTNERS LP	6.00% 01/AUG/2024 3,230,000	3,383,735	3,367,275
	HOLOGIC INC	4.63% 01/FEB/2028 1,300,000	1,300,000	1,378,000
	HOME EQUITY ASSET TR	FLT 25/FEB/2033 211	186	205
	HOME EQUITY MTG LOAN	FLT 25/APR/2037 941,595	208,407	842,678
	HONDA AUTO RCVBLS	1.21% 18/DEC/2020 816,927	813,541	816,289
	HONDA AUTO RCVBLS	1.72% 21/JUL/2021 754,377	752,388	753,745
	HONDA AUTO RCVBLS	1.68% 16/AUG/2021 1,101,556	1,097,000	1,100,532
	HONDA AUTO RCVBLS	1.79% 20/SEP/2021 358,369	357,146	358,205
	HONDA AUTO RCVBLS	1.79% 20/SEP/2021 614,199	613,769	613,917
	HONDA AUTO RCVBLS	2.66% 18/DEC/2020 1,991,732	1,993,083	1,992,834
	HONDA AUTO RCVBLS	2.67% 21/DEC/2020 1,973,248	1,974,812	1,974,920
	HONDA AUTO RCVBLS	2.75% 20/SEP/2021 3,218,165	3,231,209	3,230,665
	HPEFS EQUIPMENT TR	2.15% 09/OCT/2020 2,181,126	2,182,325	2,181,763
	HSBC BANK PLC	4.13% 12/AUG/2020 1,425,000	1,440,204	1,443,263
	HSBC HOLDINGS PLC	3.60% 25/MAY/2023 800,000	799,704	834,628
	HSBC HOLDINGS PLC	4.25% 18/AUG/2025 1,300,000	1,289,340	1,390,403
	HUB INTL LTD	ZCP 25/APR/2025 512,200	510,920	512,694
	HUB INTL LTD	7.00% 01/MAY/2026 2,325,000	2,313,829	2,458,688
	HUDBAY MINERALS INC	7.25% 15/JAN/2023 556,000	563,700	576,502
	HUDBAY MINERALS INC	7.63% 15/JAN/2025 3,313,000	3,455,949	3,496,872
	HUNTSMAN INTL LLC	5.13% 15/NOV/2022 600,000	626,906	640,898
	HYUNDAI AUTO LEASE SEC TR	2.12% 16/FEB/2021 4,618,637	4,615,426	4,618,584
	HYUNDAI AUTO LEASE SEC TR	2.81% 15/APR/2021 3,375,743	3,385,634	3,384,639
	HYUNDAI AUTO LEASE SEC TR	2.81% 15/DEC/2020 228,480	228,620	228,675
	HYUNDAI AUTO RCVBLS TR	2.55% 15/APR/2021 740,500	738,236	740,380
	HYUNDAI AUTO RCVBLS TR	3.04% 15/JUN/2021 380,722	381,777	381,769
	HYUNDAI AUTO RCVBLS TR	2.67% 15/DEC/2021 371,791	373,075	373,017
	HYUNDAI AUTO RCVBLS TR	1.91% 15/OCT/2020 939,528	939,528	939,568
	IBM CREDIT LLC	FLT 20/JAN/2021 1,870,000	1,873,052	1,873,728
	ICAHN ENTERPRISES LP	6.25% 01/FEB/2022 1,561,000	1,585,294	1,590,659
	IHEARTCOMMUNICATIONS INC	8.38% 01/MAY/2027 3,671,312	3,868,145	4,056,800
	IHEARTCOMMUNICATIONS INC	4.75% 15/JAN/2028 1,261,000	1,261,000	1,292,525
	IHEARTCOMMUNICATIONS INC	5.25% 15/AUG/2027 623,000	623,000	651,845
	IHEARTCOMMUNICATIONS INC	6.38% 01/MAY/2026 806,655	844,635	875,221
	IHO VERWALTUNGS GMBH	4.75% 15/SEP/2026 1,118,000	1,102,790	1,140,360
	IHS MARKIT LTD	5.00% 01/NOV/2022 800,000	825,502	852,769
	IMPERIAL BRANDS FIN PLC	3.50% 26/JUL/2026 1,100,000	1,090,023	1,106,430
	IMPERIAL BRANDS FIN PLC	3.75% 21/JUL/2022 2,200,000	2,164,470	2,265,216
	IMPERIAL BRANDS FIN PLC	4.25% 21/JUL/2025 200,000	210,748	211,078
	IMPERIAL TOBACCO FIN PLC	3.50% 11/FEB/2023 400,000	389,860	409,433

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	INDUSTRIAL & COMML BK OF CHINA LTD	FLT 08/NOV/2020 1,300,000	1,300,000	1,302,429
	INEOS GRP HOLDINGS SA	5.63% 01/AUG/2024 2,458,000	2,456,823	2,524,366
	INFORMATICA LLC	7.13% 15/JUL/2023 1,721,000	1,682,995	1,746,815
	ING BANK NV	2.70% 17/AUG/2020 575,000	576,345	577,559
	ING BANK NV	2.45% 16/MAR/2020 1,300,000	1,301,159	1,301,313
	INTELSAT JACKSON HOLDINGS SA	5.50% 01/AUG/2023 1,170,000	1,116,594	1,005,077
	INTELSAT JACKSON HOLDINGS SA	8.50% 15/OCT/2024 2,048,000	2,043,909	1,865,380
	INTELSAT LUXEMBOURG SA	8.13% 01/JUN/2023 1,104,000	725,458	652,740
	INTERCONTINENTAL EXCHA CORP	2.00% 09/JAN/2020 8,300,000	8,296,496	8,296,290
	INTERPUBLIC GRP OF COS INC	4.00% 15/MAR/2022 600,000	599,838	622,259
	INTESA SANPAOLO SPA	6.50% 24/FEB/2021 500,000	585,260	522,318
	INTL GAME TECH PLC	6.25% 15/FEB/2022 1,922,000	1,975,550	2,027,710
	INTL GAME TECH PLC	6.50% 15/FEB/2025 2,123,000	2,216,942	2,383,068
	INTL LEASE FIN CORP	4.63% 15/APR/2021 700,000	712,145	721,875
	INTL LEASE FIN CORP	5.88% 15/AUG/2022 200,000	210,934	217,904
	INTL LEASE FIN CORP	8.25% 15/DEC/2020 400,000	440,668	422,877
	INTL LEASE FIN CORP	8.63% 15/JAN/2022 400,000	501,000	450,088
	IPALCO ENTERPRISES INC	3.45% 15/JUL/2020 200,000	199,142	200,865
	IRB HOLDING CORP	6.75% 15/FEB/2026 3,102,000	3,141,497	3,249,345
	IRON MOUNTAIN INC	5.75% 15/AUG/2024 3,268,000	3,219,129	3,304,765
	JACK OHIO FIN LLC	6.75% 15/NOV/2021 137,000	137,000	139,740
	JACKSON NTL LIFE GLOBAL FUNDING	FLT 27/APR/2020 355,000	355,033	355,259
	JACKSON NTL LIFE GLOBAL FUNDING	2.20% 30/JAN/2020 1,300,000	1,300,106	1,300,103
	JAGGED PEAK ENERGY LLC	5.88% 01/MAY/2026 1,761,000	1,750,094	1,818,197
	JAGUAR HOLDING CO II	6.38% 01/AUG/2023 3,048,000	3,056,471	3,146,108
	JAMES HARDIE INTL	4.75% 15/JAN/2025 1,057,000	1,054,025	1,096,637
	JAMES HARDIE INTL	5.00% 15/JAN/2028 632,000	632,000	663,600
	JOHN DEERE CAPITAL CORP	1.69% 13/JAN/2020 4,000,000	3,997,787	3,997,835
	JOHN DEERE CAPITAL CORP	1.88% 14/JAN/2020 2,500,000	2,498,339	2,498,537
	JOHN DEERE CAPITAL CORP	2.05% 10/MAR/2020 1,300,000	1,300,356	1,300,209
	JOHN DEERE CAPITAL CORP	FLT 07/JAN/2020 3,415,000	3,415,101	3,415,164
	JOHN DEERE CAPITAL CORP	FLT 08/JAN/2021 321,000	321,259	321,041
	JOHN DEERE CAPITAL CORP	FLT 10/JUL/2020 424,000	424,622	424,766
	JOHN DEERE CAPITAL CORP	FLT 22/JUN/2020 1,750,000	1,751,490	1,751,718
	JOHN DEERE OWNER TR	1.78% 15/APR/2021 1,629,551	1,627,342	1,629,084
	JOHN DEERE OWNER TR	1.82% 15/OCT/2021 288,032	287,652	287,775
	JOHN DEERE OWNER TR	2.83% 15/APR/2021 461,841	461,972	462,265
	JOHN DEERE OWNER TR	2.85% 15/DEC/2021 423,531	424,911	424,908
	JT INTL FINCL SERVICES	3.50% 28/SEP/2023 2,100,000	2,179,191	2,174,910
	JYSKE REALKREDIT A/S	1.00% 01/OCT/2050 22,964,156	3,469,708	3,390,119
	KAR AUCTION SERVICES INC	5.13% 01/JUN/2025 2,072,000	2,087,282	2,154,880
	KEURIG DR PEPPER INC	3.56% 25/MAY/2021 1,200,000	1,195,980	1,225,631
	KFC HOLDING CO	5.25% 01/JUN/2026 2,340,000	2,366,325	2,468,700
	KFW CORP	1.98% 04/MAR/2020 5,100,000	5,082,971	5,083,317
	KFW CORP	2.08% 19/FEB/2020 410,000	409,040	408,956
	KFW CORP	1.80% 30/JAN/2020 8,000,000	7,988,529	7,987,733
	KINDER MORGAN INC	5.00% 15/FEB/2021 300,000	318,276	308,511
	KOCH INDUSTRIES INC	1.75% 13/JAN/2020 8,000,000	7,995,467	7,995,554

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	KOMATSU FIN AMERICA INC	2.44% 11/SEP/2022 1,000,000	984,773	1,003,228
	KRAFT HEINZ FOODS CO	FLT 10/AUG/2022 300,000	296,706	300,946
	KRAFT HEINZ FOODS CO	FLT 10/FEB/2021 200,000	200,096	200,284
	KRAFT HEINZ FOODS CO	4.88% 15/FEB/2025 342,000	352,688	351,396
	L BRANDS INC	6.88% 01/NOV/2035 723,000	708,579	647,085
	L BRANDS INC	7.50% 15/JUN/2029 1,116,000	1,105,067	1,149,480
	L3HARRIS TECH INC	FLT 30/APR/2020 800,000	800,021	800,438
	LAMB WESTON HOLDINGS INC	4.88% 01/NOV/2026 1,952,000	1,993,996	2,069,120
	LEHMAN BROTHERS HOLDINGS INC	6.00% 26/SEP/2014 340,000	43,350	4,420
	LEHMAN BROTHERS HOLDINGS INC	5.25% 06/FEB/2012 210,000	26,775	2,625
	LENNAR CORP	4.50% 30/APR/2024 2,726,000	2,743,037	2,882,745
	LENNAR CORP	5.00% 15/JUN/2027 615,000	619,613	667,275
	LENNAR CORP	5.25% 01/JUN/2026 338,000	333,698	370,110
	LENNAR CORP	5.88% 15/NOV/2024 362,000	384,456	403,630
	LENNAR CORP	6.25% 15/DEC/2021 1,035,000	1,108,112	1,086,750
	LG&E & KU ENERGY LLC	4.38% 01/OCT/2021 600,000	639,276	619,932
	LIVE NATION ENTERTAINMENT INC	4.88% 01/NOV/2024 929,000	929,000	961,515
	LIVE NATION ENTERTAINMENT INC	5.63% 15/MAR/2026 630,000	637,088	670,950
	LLOYDS BANKING GRP	4.05% 16/AUG/2023 800,000	799,784	848,297
	LPL HOLDINGS INC	5.75% 15/SEP/2025 348,000	364,530	364,095
	LTF MERGER SUB INC	8.50% 15/JUN/2023 844,000	844,000	860,880
	MACQUARIE BANK LTD	2.40% 21/JAN/2020 1,530,000	1,530,248	1,530,176
	MACQUARIE BANK LTD	FLT 29/JUL/2020 950,000	955,352	955,459
	MARATHON OIL CORP	2.80% 01/NOV/2022 1,200,000	1,150,041	1,220,197
	MASCO CORP	3.50% 01/APR/2021 600,000	604,462	608,937
	MASSMUTUAL GLOBAL FUNDING II	1.95% 22/SEP/2020 2,500,000	2,496,749	2,501,058
	MASTR ASSET BACKED SECURITIES TR	FLT 25/JAN/2036 37,861	37,331	37,849
	MATADOR RESOURCES CO	5.88% 15/SEP/2026 3,419,000	3,410,184	3,427,548
	MATCH GRP INC	5.00% 15/DEC/2027 102,000	105,570	106,335
	MATCH GRP INC	6.38% 01/JUN/2024 1,380,000	1,408,500	1,447,275
	MATTEL INC	5.45% 01/NOV/2041 353,000	268,653	298,285
	MATTEL INC	5.88% 15/DEC/2027 244,000	242,055	257,115
	MATTEL INC	6.75% 31/DEC/2025 1,002,000	1,001,373	1,076,950
	MAUSER PACKAGING SOLUTNS HLDG CO	5.50% 15/APR/2024 2,067,000	2,017,527	2,129,217
	MCCORMICK & CO INC	3.15% 15/AUG/2024 800,000	799,496	830,770
	MERCEDES-BENZ AUTO LEASE TR	2.41% 16/FEB/2021 5,378,843	5,380,777	5,382,052
	MERCEDES-BENZ AUTO LEASE TR	3.04% 15/DEC/2020 913,342	914,611	914,414
	MERCEDES-BENZ AUTO LEASE TR	3.01% 16/FEB/2021 210,916	211,384	211,319
	MERCEDES-BENZ AUTO RCVBLS TR	1.26% 16/FEB/2021 273,205	272,230	273,094
	MERCEDES-BENZ AUTO RCVBLS TR	2.71% 15/APR/2021 327,653	328,042	327,907
	MERITAGE HOMES CORP	6.00% 01/JUN/2025 2,000,000	2,012,500	2,235,000
	MERITAGE HOMES CORP	7.00% 01/APR/2022 684,000	695,275	745,560
	MGM GROWTH PROP OPRTNG PRNTSHP	5.75% 01/FEB/2027 1,232,000	1,232,000	1,373,680
	MGM GROWTH PROP OPRTNG PRNTSHP	4.50% 01/SEP/2026 550,000	553,438	578,875
	MGM GROWTH PROP OPRTNG PRNTSHP	4.50% 15/JAN/2028 1,240,000	1,249,078	1,292,700
	MGM RESORTS INTL	6.00% 15/MAR/2023 921,000	925,644	1,010,797
	MICROCHIP TECH INC	3.92% 01/JUN/2021 2,600,000	2,611,198	2,658,970
	MIDWEST CONNECTOR CAPITAL CO LLC	3.63% 01/APR/2022 1,700,000	1,698,895	1,740,636

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	MITSUBISHI CORP	2.63% 14/JUL/2022 400,000	403,392	403,244
	MITSUBISHI UFJ FINCL GRP INC	FLT 26/JUL/2023 400,000	400,996	402,903
	MITSUBISHI UFJ LEASE & FIN CO LTD	2.65% 19/SEP/2022 1,300,000	1,302,706	1,308,701
	MITSUBISHI UFJ LEASE & FIN CO LTD	3.41% 28/FEB/2022 400,000	407,540	408,596
	MITSUBISHI UFJ TST & B CORP	1.94% 04/FEB/2020 5,700,000	5,689,848	5,689,471
	MIZUHO BANK LTD	2.07% 02/MAR/2020 5,600,000	5,600,000	5,602,012
	MIZUHO BANK LTD	2.31% 06/MAR/2020 5,000,000	5,000,703	5,005,976
	MORGAN STANLEY	3.13% 23/JAN/2023 400,000	399,100	411,234
	MORGAN STANLEY ABS CAPITAL I INC	FLT 25/JUL/2034 419,268	418,809	419,013
	MPH ACQUISITION HOLDINGS LLC	7.13% 01/JUN/2024 1,496,000	1,536,463	1,447,380
	MPLX LP	3.50% 01/DEC/2022 200,000	197,975	205,921
	MSCI INC	5.25% 15/NOV/2024 497,000	506,453	510,608
	MUFG BANK LTD	2.33% 06/MAR/2020 2,500,000	2,489,920	2,491,695
	MUFG BANK LTD	2.62% 21/JAN/2020 600,000	599,277	599,371
	MUFG BANK LTD	2.15% 24/MAR/2020 8,350,000	8,313,807	8,313,995
	MURPHY OIL CORP	5.88% 01/DEC/2027 1,590,000	1,590,000	1,669,500
	MYLAN INC/PA	3.13% 15/JAN/2023 1,000,000	960,295	1,014,766
	MYLAN NV	3.15% 15/JUN/2021 900,000	895,878	911,829
	MYLAN NV	3.75% 15/DEC/2020 79,000	79,284	80,576
	MYLAN NV	3.95% 15/JUN/2026 600,000	574,584	625,514
	NABORS INDUSTRIES INC	5.75% 01/FEB/2025 2,544,000	2,496,200	2,289,600
	NATIONAL AUSTRALIA BANK LTD	FLT 22/MAY/2020 2,101,000	2,102,561	2,104,693
	NATIONAL AUSTRALIA BANK LTD	FLT 10/JAN/2020 2,800,000	2,800,408	2,800,292
	NATIONAL AUSTRALIA BANK LTD	2.25% 10/JAN/2020 1,400,000	1,400,079	1,400,053
	NATIONAL BANK OF CANADA	FLT 02/NOV/2020 5,000,000	5,009,169	5,008,291
	NATIONAL BANK OF CANADA	FLT 17/JAN/2020 2,946,000	2,946,536	2,946,925
	NATIXIS NY CORP	1.98% 05/JUN/2020 3,650,000	3,649,995	3,650,357
	NATIXIS NY CORP	1.87% 27/FEB/2020 8,400,000	8,375,262	8,374,733
	NATIXIS NY CORP	2.17% 27/JAN/2020 5,600,000	5,592,111	5,592,453
	NAVIENT CORP	7.25% 25/JAN/2022 482,000	533,403	523,664
	NAVIENT CORP	8.00% 25/MAR/2020 58,000	60,393	58,599
	NAVIENT CORP	5.50% 25/JAN/2023 416,000	410,785	444,080
	NAVIENT CORP	5.88% 25/MAR/2021 216,000	208,440	223,128
	NAVIENT CORP	5.88% 25/OCT/2024 1,706,000	1,647,291	1,825,420
	NAVIENT CORP	6.50% 15/JUN/2022 1,770,000	1,823,657	1,918,238
	NAVIENT CORP	6.63% 26/JUL/2021 979,000	999,920	1,035,292
	NAVIENT CORP	6.75% 15/JUN/2026 199,000	200,847	218,721
	NAVIENT CORP	7.25% 25/SEP/2023 662,000	737,422	748,080
	NCR CORP	5.00% 15/JUL/2022 1,085,000	1,035,524	1,096,528
	NCR CORP	5.75% 01/SEP/2027 1,350,000	1,402,312	1,437,750
	NCR CORP	6.38% 15/DEC/2023 2,973,000	3,015,781	3,047,325
	NEDERLANDSE WTRSCHBNK CORP	1.97% 09/MAR/2020 2,500,000	2,490,799	2,491,413
	NESTLE CAP CORP CORP	1.67% 18/MAR/2020 8,350,000	8,320,531	8,319,317
	NETFLIX INC	4.88% 15/APR/2028 4,194,000	4,181,686	4,356,308
	NETFLIX INC	5.38% 15/NOV/2029 1,320,000	1,328,250	1,405,774
	NETFLIX INC	5.88% 15/FEB/2025 1,808,000	1,868,330	2,015,920
	NETFLIX INC	5.88% 15/NOV/2028 1,381,000	1,381,104	1,530,921
	NETFLIX INC	6.38% 15/MAY/2029 376,000	378,820	428,170

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	NEW YORK LIFE GLOBAL FUNDING	FLT 21/JAN/2020 1,350,000	1,350,106	1,350,129
	NEW YORK LIFE GLOBAL FUNDING	FLT 09/APR/2020 775,000	774,978	775,720
	NEWCREST FIN PTY LTD	4.45% 15/NOV/2021 700,000	718,487	725,310
	NEXTERA ENERGY CAPITAL HLDGS INC	1.95% 01/SEP/2022 500,000	500,000	501,583
	NEXTERA ENERGY CAPITAL HLDGS INC	2.80% 15/JAN/2023 200,000	200,652	204,458
	NEXTERA ENERGY OPERTG PRTNRS LP	4.25% 15/JUL/2024 1,018,000	1,024,362	1,059,992
	NEXTERA ENERGY OPERTG PRTNRS LP	4.50% 15/SEP/2027 3,314,000	3,250,141	3,454,845
	NFP CORP	6.88% 15/JUL/2025 2,548,000	2,573,080	2,554,370
	NIELSEN CO LUXEMBOURG	5.50% 01/OCT/2021 870,000	870,000	873,262
	NIELSEN FIN LLC	5.00% 15/APR/2022 728,000	736,190	730,730
	NISOURCE INC	2.65% 17/NOV/2022 500,000	481,785	506,134
	NISSAN AUTO LEASE TR	2.05% 15/SEP/2020 839,354	839,209	839,343
	NISSAN AUTO LEASE TR	3.03% 16/FEB/2021 2,365,928	2,371,450	2,370,299
	NISSAN AUTO LEASE TR	2.28% 15/JUL/2020 733,653	733,653	733,626
	NISSAN AUTO RCVBLS TR	1.32% 15/JAN/2021 226,743	225,999	226,674
	NISSAN AUTO RCVBLS TR	1.18% 15/JAN/2021 433,947	433,042	433,692
	NISSAN AUTO RCVBLS TR	1.74% 16/AUG/2021 3,411,076	3,405,491	3,408,895
	NISSAN AUTO RCVBLS TR	1.75% 15/OCT/2021 6,009,924	5,997,203	6,004,519
	NISSAN AUTO RCVBLS TR	2.82% 18/JAN/2022 2,483,570	2,493,814	2,491,931
	NISSAN AUTO RCVBLS TR	2.56% 15/MAR/2022 1,603,000	1,608,312	1,607,940
	NISSAN MOTOR ACCEPTANCE CORP	2.65% 13/JUL/2022 200,000	197,718	200,626
	NISSAN MOTOR ACCEPTANCE CORP	3.15% 15/MAR/2021 100,000	100,342	100,976
	NISSAN MOTOR ACCEPTANCE CORP	FLT 13/JAN/2022 1,850,000	1,848,669	1,857,831
	NISSAN MOTOR ACCEPTANCE CORP	FLT 28/SEP/2022 200,000	195,080	199,571
	NISSAN MOTOR ACCEPTANCE CORP	3.65% 21/SEP/2021 900,000	925,326	918,760
	NISSAN MOTOR ACCEPTANCE CORP	3.88% 21/SEP/2023 1,600,000	1,626,169	1,665,843
	NORDEA BANK ABP	4.88% 27/JAN/2020 1,400,000	1,402,848	1,402,848
	NORDEA BANK ABP	FLT 29/MAY/2020 3,900,000	3,906,133	3,906,418
	NORDEA BANK ABP	FLT 14/FEB/2020 4,700,000	4,700,000	4,700,734
	NORDEA BANK ABP CORP	1.80% 23/MAR/2020 8,350,000	8,315,860	8,315,347
	NORDEA KR REALKREDITAKTIESELSKAB	1.00% 01/OCT/2050 14,881,861	2,249,820	2,196,399
	NORINCHUKIN BK	1.87% 05/MAR/2020 5,900,000	5,899,999	5,900,207
	NORINCHUKIN BK	1.95% 15/APR/2020 2,800,000	2,799,995	2,800,427
	NORINCHUKIN BK	2.02% 21/FEB/2020 2,500,000	2,499,996	2,500,599
	NORTHWEST AIRLINES	6.26% 20/MAY/2023 67,572	71,880	69,612
	NOVA CHEMICALS CORP	5.25% 01/JUN/2027 1,407,000	1,458,891	1,445,693
	NOVARTIS CAPITAL CORP	1.80% 14/FEB/2020 1,855,000	1,854,822	1,854,676
	NOVELIS CORP	5.88% 30/SEP/2026 3,738,000	3,835,421	3,977,624
	NOVELIS CORP	6.25% 15/AUG/2024 1,260,000	1,312,860	1,321,425
	NRG ENERGY INC	5.25% 15/JUN/2029 924,000	929,881	999,075
	NRG ENERGY INC	5.75% 15/JAN/2028 158,000	167,085	171,430
	NRG ENERGY INC	6.63% 15/JAN/2027 2,946,000	3,031,225	3,196,410
	NRG ENERGY INC	7.25% 15/MAY/2026 580,000	580,000	633,650
	NRW. BANK CORP	1.99% 03/MAR/2020 5,000,000	4,984,242	4,983,812
	NTT FIN CORP	1.90% 21/JUL/2021 900,000	867,034	897,420
	NUSTAR LOGISTICS LP	5.63% 28/APR/2027 1,841,000	1,917,965	1,891,628
	NUSTAR LOGISTICS LP	6.00% 01/JUN/2026 811,000	811,000	857,632
	NXP BV	3.88% 18/JUN/2026 300,000	299,892	318,249

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	NXP BV	3.88% 01/SEP/2022 300,000	299,538	311,265
	NXP BV	4.13% 01/JUN/2021 2,200,000	2,217,734	2,255,633
	NXP BV	4.63% 01/JUN/2023 1,100,000	1,117,498	1,176,011
	NXP BV	4.63% 15/JUN/2022 2,100,000	2,141,302	2,213,458
	NXP BV	4.88% 01/MAR/2024 300,000	299,913	327,201
	NYKREDIT REALKREDIT	1.00% 01/OCT/2050 11,355,740	1,714,482	1,676,392
	NYKREDIT REALKREDIT	2.00% 01/APR/2020 3,600,000	558,214	543,924
	ONE GAS, INC	1.77% 27/JAN/2020 8,350,000	8,339,808	8,339,454
	ONEOK INC	4.25% 01/FEB/2022 500,000	507,990	518,867
	ONTARIO TEACHERS' CDLLC FRVW PROP	3.13% 20/MAR/2022 700,000	699,839	714,148
	ONTARIO TEACHERS'FINAN CORP	1.99% 27/MAR/2020 3,000,000	2,986,097	2,987,341
	OPTION ONE MTG ACCEP CORP	FLT 25/JUL/2033 494,939	486,587	490,990
	OSCAR US FUNDING XI LLC	2.49% 10/AUG/2022 1,500,000	1,499,931	1,502,434
	OUTFRONT MEDIA CAPITAL LLC	4.63% 15/MAR/2030 1,880,000	1,886,635	1,912,900
	OUTFRONT MEDIA CAPITAL LLC	5.00% 15/AUG/2027 88,000	89,210	92,180
	OUTFRONT MEDIA CAPITAL LLC	5.63% 15/FEB/2024 1,009,000	1,040,531	1,034,225
	OVERSEA-CHINESE BANKIN	2.08% 06/FEB/2020 5,600,000	5,600,000	5,601,248
	OVERSEA-CHINESE BANKIN	2.60% 02/JAN/2020 4,200,000	4,200,075	4,200,217
	OWENS-BROCKWAY GLASS CONTNR INC	5.88% 15/AUG/2023 800,000	780,000	854,000
	OWENS-BROCKWAY GLASS CONTNR INC	6.38% 15/AUG/2025 3,211,000	3,541,077	3,508,018
	PACCAR FINCL COR CORP	1.93% 14/JAN/2020 8,000,000	7,994,540	7,994,979
	PACIFIC GAS & ELECTRIC CO	4.25% 01/AUG/2023 700,000	698,355	717,500
	PANASONIC CORP	2.54% 19/JUL/2022 900,000	901,026	907,822
	PANTHER BF AGGREGATOR 2 LP	6.25% 15/MAY/2026 665,000	683,923	716,537
	PANTHER BF AGGREGATOR 2 LP	8.50% 15/MAY/2027 1,714,000	1,738,907	1,821,125
	PAR PHARMACEUTICAL INC	7.50% 01/APR/2027 1,328,000	1,334,640	1,321,360
	PARK AEROSPACE HOLDINGS LTD	5.25% 15/AUG/2022 3,500,000	3,648,334	3,728,900
	PARSLEY ENERGY LLC	5.25% 15/AUG/2025 2,579,000	2,606,926	2,649,923
	PARSLEY ENERGY LLC	5.38% 15/JAN/2025 1,133,000	1,136,196	1,166,990
	PARSLEY ENERGY LLC	5.63% 15/OCT/2027 2,616,000	2,673,919	2,766,420
	PARSLEY ENERGY LLC	6.25% 01/JUN/2024 762,000	782,384	792,480
	PATTERN ENERGY GRP INC	5.88% 01/FEB/2024 2,040,000	2,067,058	2,098,650
	PDC ENERGY INC	5.75% 15/MAY/2026 1,584,000	1,596,093	1,580,040
	PENSKE AUTOMOTIVE GRP INC	5.38% 01/DEC/2024 476,000	481,430	489,685
	PENSKE TRUCK LEASING CO LP	3.38% 01/FEB/2022 500,000	502,290	510,643
	PENSKE TRUCK LEASING CO LP	3.90% 01/FEB/2024 400,000	398,084	420,271
	PENSKE TRUCK LEASING CO LP	4.88% 11/JUL/2022 1,900,000	1,976,722	2,021,011
	PERFORMANCE FOOD GRP INC	5.50% 15/OCT/2027 325,000	336,375	347,344
	PERNOD RICARD SA	4.25% 15/JUL/2022 1,000,000	1,020,976	1,052,331
	PERNOD RICARD SA	4.45% 15/JAN/2022 2,900,000	2,998,998	3,033,896
	PETROBRAS GLOBAL FIN	5.09% 15/JAN/2030 652,000	606,262	698,625
	PETROBRAS GLOBAL FIN	8.38% 23/MAY/2021 30,000	30,591	32,625
	PETSMART INC	5.88% 01/JUN/2025 2,226,000	2,055,316	2,267,738
	PETSMART INC	7.13% 15/MAR/2023 2,845,000	2,714,655	2,788,100
	PIONEER NATURAL RESOURCES CO	3.45% 15/JAN/2021 300,000	281,279	303,503
	PLAINS ALL AMERICAN PIPELINE LP	3.65% 01/JUN/2022 300,000	294,669	307,801
	PLAINS ALL AMERICAN PIPELINE LP	5.00% 01/FEB/2021 800,000	818,168	818,343
	PLANTRONICS INC	5.50% 31/MAY/2023 867,000	801,230	847,492

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	POLARIS INTERMEDIATE CORP	8.50% 01/DEC/2022 432,544	428,219	402,807
	POST HOLDINGS INC	5.00% 15/AUG/2026 4,442,000	4,427,911	4,691,863
	POST HOLDINGS INC	5.63% 15/JAN/2028 1,592,000	1,596,425	1,715,380
	POST HOLDINGS INC	5.75% 01/MAR/2027 2,290,000	2,337,034	2,456,025
	PQ CORP	5.75% 15/DEC/2025 2,450,000	2,462,376	2,560,250
	PQ CORP	6.75% 15/NOV/2022 3,264,000	3,399,357	3,374,160
	PRESTIGE BRANDS INC	5.13% 15/JAN/2028 1,475,000	1,495,900	1,545,063
	PRESTIGE BRANDS INC	6.38% 01/MAR/2024 2,710,000	2,757,356	2,818,400
	PRIME SECURITY SRVCS BORROWER LLC	5.25% 15/APR/2024 729,000	763,628	771,282
	PRINCIPAL LIFE GLOBAL FUNDING II	2.15% 10/JAN/2020 2,750,000	2,749,987	2,749,918
	PROJECT ALPHA	ZCP 18/APR/2024 387,174	379,016	388,628
	PROJECT ALPHA	ZCP 26/APR/2024 1,158,085	1,146,505	1,170,147
	PROTECTIVE LIFE GLOBAL FUNDING	FLT 13/JUL/2020 490,000	490,325	490,720
	PROTECTIVE LIFE GLOBAL FUNDING	2.00% 14/SEP/2021 800,000	800,000	799,373
	PROV. BRITSH COLUMBIA CORP	1.73% 17/MAR/2020 11,400,000	11,355,726	11,357,012
	PROV. BRITSH COLUMBIA CORP	1.97% 23/JAN/2020 8,400,000	8,389,990	8,391,451
	PROVIDENT FUNDING ASSOCIATES LP	6.38% 15/JUN/2025 2,056,000	2,091,260	2,014,880
	PROVINCE OF ALBERTA CORP	2.00% 21/FEB/2020 8,380,000	8,359,996	8,359,289
	PROVINCE OF ALBERTA CORP	1.88% 06/JAN/2020 8,350,000	8,347,866	8,347,858
	PTC INC	6.00% 15/MAY/2024 1,189,000	1,214,221	1,241,019
	PUBLIC SERVICE ENTERPRISE GRP INC	2.65% 15/NOV/2022 400,000	384,060	406,037
	QEP RESOURCES INC	5.63% 01/MAR/2026 1,418,000	1,247,835	1,382,905
	QUALITYTECH LP	4.75% 15/NOV/2025 2,636,000	2,606,284	2,731,555
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 1,168,000	1,168,000	1,268,740
	QUICKEN LOANS INC	5.25% 15/JAN/2028 510,000	506,175	527,850
	QUICKEN LOANS INC	5.75% 01/MAY/2025 3,701,000	3,702,067	3,825,909
	QVC INC	4.38% 15/MAR/2023 600,000	605,772	619,350
	QVC INC	4.85% 01/APR/2024 400,000	403,776	419,199
	RAAC SERIES	FLT 25/OCT/2046 404,226	232,849	400,273
	RADIATE HOLDCO LLC	6.63% 15/FEB/2025 1,666,000	1,649,112	1,682,660
	RADIATE HOLDCO LLC	6.88% 15/FEB/2023 530,000	530,000	539,275
	RAMP SERIES	FLT 25/JUL/2035 250,000	248,125	249,026
	RANGE RESOURCES CORP	5.00% 15/AUG/2022 839,000	839,000	822,220
	RECKITT BENCKISER TREAS SRVCS PLC	FLT 24/JUN/2022 1,500,000	1,501,065	1,503,375
	RECKITT BENCKISER TREAS SRVCS PLC	2.38% 24/JUN/2022 1,200,000	1,148,916	1,208,926
	REFINITIV	ZCP 01/OCT/2025 3,489,215	3,463,319	3,523,235
	REFINITIV US HOLDINGS INC	8.25% 15/NOV/2026 2,392,000	2,401,313	2,693,990
	RELIANCE STANDRD LIFE GLBL FDNG II	2.50% 15/JAN/2020 4,150,000	4,150,506	4,150,209
	RESIDEO FUNDING INC	6.13% 01/NOV/2026 1,746,000	1,771,719	1,759,095
	REYNOLDS GRP ISSUER INC	5.75% 15/OCT/2020 436,098	448,636	436,644
	REYNOLDS GRP ISSUER INC	7.00% 15/JUL/2024 1,814,000	1,829,024	1,875,223
	REYNOLDS GRP ISSUER INC	5.13% 15/JUL/2023 4,324,000	4,388,905	4,426,695
	RITCHIE BROS AUCTIONEERS INC	5.38% 15/JAN/2025 1,563,000	1,626,730	1,629,428
	ROCKPOINT GAS STORAGE CANADA LTD	7.00% 31/MAR/2023 2,374,000	2,336,745	2,332,455
	ROWAN COS INC	4.75% 15/JAN/2024 910,000	841,545	573,300
	ROYAL BANK OF CANADA	2.25% 01/NOV/2024 1,000,000	997,780	1,004,245
	ROYAL BANK OF CANADA	FLT 02/MAR/2020 5,604,000	5,607,216	5,607,097
	ROYAL BANK OF SCOTLAND GRP PLC	6.00% 19/DEC/2023 200,000	217,508	222,440

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 31/DEC/2164 200,000	219,900	214,500
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 22/MAR/2025 400,000	400,000	424,981
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 25/JUN/2024 2,400,000	2,400,813	2,535,530
	ROYAL BK OF CANADA	2.54% 28/FEB/2020 2,900,000	2,901,716	2,902,876
	SABINE PASS LIQUEFACTION LLC	5.63% 01/FEB/2021 2,100,000	2,188,958	2,158,575
	SABINE PASS LIQUEFACTION LLC	5.63% 15/APR/2023 200,000	214,934	217,684
	SABINE PASS LIQUEFACTION LLC	6.25% 15/MAR/2022 1,100,000	1,230,537	1,181,887
	SANDS CHINA LTD	4.60% 08/AUG/2023 900,000	899,802	949,824
	SANTANDER DRIVE AUTO RCVBLS TR	3.03% 15/FEB/2022 1,520	1,521	1,520
	SANTANDER DRIVE AUTO RCVBLS TR	3.01% 15/MAR/2022 28,446	28,459	28,456
	SANTANDER RETAIL AUTO LEASE TR	2.22% 20/JAN/2021 4,103,041	4,101,855	4,103,784
	SANTANDER RETAIL AUTO LEASE TR	2.93% 20/MAY/2021 1,507,124	1,512,692	1,511,262
	SANTANDER UK GRP HOLDINGS PLC	2.88% 16/OCT/2020 100,000	100,131	100,442
	SANTANDER UK PLC	5.00% 07/NOV/2023 500,000	537,825	537,632
	SBA COMMUNICATIONS CORP	4.88% 01/SEP/2024 4,827,000	4,801,267	5,008,013
	SBA TOWER TR	2.88% 15/JUL/2046 600,000	604,800	602,000
	SCIENTIFIC GAMES INTL INC	5.00% 15/OCT/2025 2,262,000	2,159,182	2,366,618
	SCIENTIFIC GAMES INTL INC	7.25% 15/NOV/2029 1,445,000	1,513,637	1,567,825
	SCIENTIFIC GAMES INTL INC	8.25% 15/MAR/2026 1,377,000	1,389,049	1,518,143
	SCOTTS MIRACLE-GRO CO	4.50% 15/OCT/2029 975,000	975,000	996,645
	SCRIPPS ESCROW INC	5.88% 15/JUL/2027 616,000	616,000	645,260
	SECURITIZED TERM AUTO RCVBLS TR	3.06% 25/FEB/2021 2,686,829	2,691,666	2,690,453
	SECURITIZED TERM AUTO RCVBLS TR	2.86% 25/MAY/2021 877,467	879,457	879,322
	SELECT MEDICAL CORP	6.88% 15/AUG/2026 1,752,000	1,800,529	1,896,575
	SEMPRA ENERGY	FLT 15/JAN/2021 900,000	900,000	900,151
	SEMPRA ENERGY	3.55% 15/JUN/2024 500,000	515,035	523,808
	SENSATA TECH INC	5.63% 01/NOV/2024 1,137,000	1,193,850	1,264,912
	SENSATA TECH INC	4.38% 15/FEB/2030 503,000	503,000	512,768
	SERVICE PROP TR	4.35% 01/OCT/2024 300,000	299,646	308,305
	SESI LLC	7.75% 15/SEP/2024 694,000	717,656	461,510
	SEVEN & I HOLDINGS CO LTD	3.35% 17/SEP/2021 800,000	799,952	816,205
	SHELL INTL FIN	4.38% 25/MAR/2020 400,000	402,165	402,111
	SHELL INTL FIN	FLT 11/MAY/2020 1,365,000	1,367,191	1,367,155
	SHIRE ACQUISITIONS INVESTMENTS	2.40% 23/SEP/2021 400,000	395,545	402,275
	SIEMENS CAPTAL CO. LLC CORP	1.87% 26/MAR/2020 8,350,000	8,314,118	8,315,591
	SIEMENS FINANCIERINGSMAATSCHAPPIJ	FLT 16/MAR/2020 714,000	714,060	714,330
	SILGAN HOLDINGS INC	4.75% 15/MAR/2025 1,002,000	1,002,000	1,024,545
	SINOPEC GRP OVERSEAS DEV	2.50% 28/APR/2020 2,200,000	2,196,480	2,201,628
	SINOPEC GRP OVERSEAS DEV	2.25% 13/SEP/2020 1,200,000	1,198,680	1,199,808
	SIRIUS XM RADIO INC	5.00% 01/AUG/2027 720,000	758,700	759,600
	SIRIUS XM RADIO INC	5.38% 15/APR/2025 2,767,000	2,827,079	2,859,086
	SIRIUS XM RADIO INC	5.38% 15/JUL/2026 518,000	527,380	550,213
	SKY PLC	3.13% 26/NOV/2022 400,000	391,724	411,136
	SL GREEN OPERATING PARTNERSHIP LP	FLT 16/AUG/2021 400,000	400,400	400,083
	SLC STUDENT LOAN TR	FLT 25/NOV/2042 129,933	129,760	130,107
	SLC STUDENT LOAN TR	FLT 15/DEC/2023 16,675	22,281	18,723
	SM ENERGY CO	5.63% 01/JUN/2025 323,000	313,070	306,582
	SM ENERGY CO	6.63% 15/JAN/2027 725,000	651,750	712,570

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	SM ENERGY CO	6.75% 15/SEP/2026 2,977,000	3,083,948	2,917,460
	SOCIETE GENERALE	2.19% 31/JUL/2020 2,500,000	2,504,097	2,504,386
	SOCIETE GENERALE	2.83% 27/FEB/2020 5,100,000	5,106,160	5,107,663
	SOLERA LLC	10.50% 01/MAR/2024 1,302,000	1,347,570	1,381,500
	SOPHIA LP	9.00% 30/SEP/2023 468,000	475,220	480,870
	SOUTHERN NATURAL GAS CO LLC	8.00% 01/MAR/2032 77,000	66,228	111,762
	SOUTHERN POWER CO	FLT 20/DEC/2020 200,000	200,146	200,049
	SPCM SA	4.88% 15/SEP/2025 1,407,000	1,409,787	1,463,280
	SPECTRUM BRANDS INC	5.75% 15/JUL/2025 2,333,000	2,355,317	2,435,115
	SPIRIT AEROSYSTEMS INC	FLT 15/JUN/2021 500,000	497,416	498,772
	SPIRIT AEROSYSTEMS INC	3.85% 15/JUN/2026 900,000	877,626	917,960
	SPRINGLEAF FIN CORP	5.38% 15/NOV/2029 735,000	767,178	767,193
	SPRINGLEAF FIN CORP	5.63% 15/MAR/2023 1,116,000	1,116,000	1,202,490
	SPRINGLEAF FIN CORP	6.13% 15/MAR/2024 2,052,000	2,122,930	2,246,940
	SPRINGLEAF FIN CORP	6.88% 15/MAR/2025 1,127,000	1,127,000	1,281,963
	SPRINGLEAF FIN CORP	7.13% 15/MAR/2026 374,000	374,000	432,419
	SPRINT COMMUNICATIONS INC	7.00% 01/MAR/2020 1,646,000	1,653,000	1,654,757
	SPRINT CORP	7.13% 15/JUN/2024 2,933,000	2,860,787	3,163,974
	SPRINT CORP	7.25% 15/SEP/2021 470,000	470,588	497,025
	SPRINT CORP	7.63% 01/MAR/2026 2,162,000	2,191,910	2,384,254
	SPRINT CORP	7.63% 15/FEB/2025 2,866,000	2,824,859	3,145,005
	SPRINT CORP	7.88% 15/SEP/2023 226,000	226,565	249,353
	SPRINT SPECTRUM CO LLC	3.36% 20/MAR/2023 612,500	613,366	617,951
	SPX FLOW INC	5.63% 15/AUG/2024 800,000	816,000	833,000
	SPX FLOW INC	5.88% 15/AUG/2026 509,000	519,010	538,267
	SS&C TECH INC	5.50% 30/SEP/2027 707,000	759,141	754,722
	STAPLES INC	10.75% 15/APR/2027 378,000	374,220	383,670
	STAPLES INC	7.50% 15/APR/2026 724,000	758,390	751,150
	STARFRUIT FINCO	8.00% 01/OCT/2026 3,401,000	3,399,168	3,605,060
	STARS GRP HOLDINGS	7.00% 15/JUL/2026 1,009,000	1,058,667	1,092,242
	STARWOOD PROPERTY TR INC	5.00% 15/DEC/2021 850,000	858,500	881,875
	STATE STREET CORP	FLT 18/AUG/2020 1,350,000	1,357,289	1,357,037
	STEVENS HOLDING CO INC	6.13% 01/OCT/2026 772,000	789,733	843,410
	SUMITOMO MITSUI BANKING CORP	ZCP 27/JAN/2020 8,000,000	7,989,080	7,990,016
	SUMITOMO MITSUI TR BK CORP	1.97% 18/FEB/2020 1,610,000	1,605,900	1,606,005
	SUMITOMO MTSU BKG CORP	2.04% 03/FEB/2020 2,800,000	2,800,000	2,800,947
	SUMITOMO MTSU BKG CORP	2.01% 10/FEB/2020 2,700,000	2,700,029	2,700,936
	SUMITOMO MTSU BKG CORP	2.08% 06/JAN/2020 5,000,000	5,000,040	5,000,061
	SUNCORP-METWY LTD CORP	2.26% 16/JAN/2020 5,000,000	4,995,417	4,996,100
	SUNOCO LOGISTICS PRTNRS OPRTNS LP	3.90% 15/JUL/2026 200,000	190,234	207,779
	SUNOCO LOGISTICS PRTNRS OPRTNS LP	4.65% 15/FEB/2022 100,000	102,839	104,269
	SUNOCO LP / SUNOCO FIN CORP	4.88% 15/JAN/2023 611,000	611,000	624,760
	SUNOCO LP / SUNOCO FIN CORP	5.50% 15/FEB/2026 1,614,000	1,583,755	1,674,525
	SUNTORY HOLDINGS LTD	2.55% 28/JUN/2022 500,000	493,156	502,725
	SVENSKA HANDELSBANKEN	FLT 01/OCT/2020 5,000,000	5,031,819	5,029,553
	SVENSKA HANDELSBANKEN	FLT 08/SEP/2020 2,900,000	2,906,255	2,904,550
	SVENSKA HANDELSBANKEN	FLT 01/APR/2020 500,000	500,062	500,467
	SYDNEY AIRPORT FIN CO PTY LTD	3.90% 22/MAR/2023 200,000	206,556	209,734

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	SYNCHRONY CC MASTER NOTE	2.37% 15/MAR/2023 4,296,000	4,300,005	4,299,346
	SYNGENTA FIN	3.70% 24/APR/2020 800,000	799,248	802,517
	SYNGENTA FIN	3.93% 23/APR/2021 800,000	798,213	813,640
	SYNGENTA FIN	4.44% 24/APR/2023 1,200,000	1,216,690	1,253,238
	SYNGENTA FIN	4.89% 24/APR/2025 200,000	196,012	214,102
	TALLGRASS ENERGY PARTNERS LP	5.50% 15/JAN/2028 1,569,000	1,600,166	1,537,620
	TALLGRASS ENERGY PARTNERS LP	5.50% 15/SEP/2024 301,000	301,000	302,505
	TARGA RESOURCES PARTNERS LP	5.38% 01/FEB/2027 2,142,000	2,162,722	2,222,325
	TARGA RESOURCES PARTNERS LP	5.13% 01/FEB/2025 825,000	847,688	855,937
	TARGA RESOURCES PARTNERS LP	5.88% 15/APR/2026 970,000	977,275	1,030,625
	TARGA RESOURCES PARTNERS LP	4.25% 15/NOV/2023 707,000	668,480	714,070
	TARGA RESOURCES PARTNERS LP	5.00% 15/JAN/2028 3,830,000	3,797,612	3,906,600
	TARGA RESOURCES PARTNERS LP	6.88% 15/JAN/2029 935,000	935,000	1,037,850
	TARGA RESOURCES PARTNERS LP	5.50% 01/MAR/2030 3,180,000	3,183,975	3,267,450
	TARGA RESOURCES PARTNERS LP	ZCP 15/JUL/2027 349,000	349,000	382,155
	TAYLOR MORRISON COMMUNITIES INC	5.63% 01/MAR/2024 500,000	490,625	538,750
	TAYLOR MORRISON COMMUNITIES INC	5.88% 15/APR/2023 151,000	154,586	162,702
	TAYLOR MORRISON COMMUNITIES INC	5.75% 15/JAN/2028 1,070,000	1,098,087	1,166,300
	TECH DATA CORP	3.70% 15/FEB/2022 800,000	800,199	817,778
	TEGNA BD	5.13% 11/SEP/2029 1,600,000	1,604,000	1,628,000
	TELECOM ITALIA CAPITAL	6.00% 30/SEP/2034 697,000	763,834	747,532
	TELECOM ITALIA SPA/MILANO	5.30% 30/MAY/2024 675,000	692,838	725,625
	TELEFLEX INC	4.63% 15/NOV/2027 1,480,000	1,490,327	1,568,519
	TELSTRA CORP LTD	4.80% 12/OCT/2021 200,000	206,358	209,494
	TEMPO ACQUISITION LLC	6.75% 01/JUN/2025 900,000	899,537	929,250
	TENET HEALTHCARE CORP	4.63% 15/JUL/2024 1,980,000	1,980,000	2,027,025
	TENET HEALTHCARE CORP	4.88% 01/JAN/2026 2,505,000	2,505,000	2,623,737
	TENET HEALTHCARE CORP	5.13% 01/MAY/2025 1,294,000	1,294,000	1,332,820
	TENET HEALTHCARE CORP	5.13% 01/NOV/2027 4,299,000	4,299,000	4,540,819
	TENET HEALTHCARE CORP	6.25% 01/FEB/2027 1,257,000	1,266,869	1,352,846
	TENET HEALTHCARE CORP	6.75% 15/JUN/2023 582,000	562,243	639,449
	TENET HEALTHCARE CORP	7.00% 01/AUG/2025 1,392,000	1,372,015	1,470,300
	TENET HEALTHCARE CORP	8.13% 01/APR/2022 628,000	650,838	694,725
	TENNESSEE GAS PIPELINE CO LLC	8.38% 15/JUN/2032 28,000	25,048	39,108
	TERRAFORM POWER OPERATING LLC	4.75% 15/JAN/2030 1,460,000	1,460,000	1,485,550
	TERRAFORM POWER OPERATING LLC	5.00% 31/JAN/2028 1,398,000	1,400,101	1,478,119
	TERWIN MTG TR	FLT 25/OCT/2037 655,052	169,049	337,748
	TEVA PHARMACCL FIN NTHERLNDS	2.80% 21/JUL/2023 1,600,000	1,550,395	1,484,000
	THE DUN & BRADSTREET CORP	ZCP 29/JAN/2026 741,000	726,180	748,410
	THOMSON REUTERS CORP	3.35% 15/MAY/2026 900,000	860,193	927,362
	T-MOBILE USA INC	6.50% 15/JAN/2026 5,481,000	5,918,691	5,876,783
	T-MOBILE USA INC	4.75% 01/FEB/2028 3,810,000	3,819,725	3,992,156
	T-MOBILE USA INC	6.38% 01/MAR/2025 620,000	625,425	640,665
	TORONTO-DOMINION BANK CORP	1.75% 06/MAR/2020 8,400,000	8,373,610	8,371,418

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	TORONTO-DOMINION BANK CORP	2.03% 16/MAR/2020 700,000	697,313	697,242
	TORONTO-DOMINION BANK CORP	FLT 17/SEP/2020 2,169,000	2,172,610	2,172,004
	TORONTO-DOMINION BANK CORP	1.88% 02/MAR/2020 1,500,000	1,500,049	1,500,039
	TOWD POINT MTG TR	FLT 25/OCT/2059 2,475,686	2,478,679	2,478,707
	TOWD POINT MTG TR	FLT 25/NOV/2059 1,561,978	1,566,623	1,564,691
	TOYOTA AUTO RCVBLS	1.73% 16/FEB/2021 2,357,018	2,351,456	2,355,896
	TOYOTA AUTO RCVBLS	1.76% 15/JUL/2021 5,113,547	5,106,310	5,110,500
	TOYOTA AUTO RCVBLS	1.78% 15/NOV/2021 1,358,379	1,354,408	1,357,340
	TOYOTA AUTO RCVBLS	1.93% 18/JAN/2022 2,432,760	2,432,064	2,432,405
	TOYOTA AUTO RCVBLS	2.64% 15/MAR/2021 1,178,609	1,179,855	1,179,339
	TOYOTA AUTO RCVBLS	2.77% 16/AUG/2021 2,395,862	2,401,960	2,400,923
	TOYOTA AUTO RCVBLS	2.98% 15/AUG/2021 327,374	328,526	328,639
	TOYOTA AUTO RCVBLS	2.83% 15/OCT/2021 250,028	250,966	250,903
	TOYOTA INDUSTRIES CORP	3.11% 12/MAR/2022 200,000	201,162	203,673
	TOYOTA MOTOR CREDIT CORP	FLT 08/JAN/2021 416,000	418,138	417,701
	TOYOTA MOTOR CREDIT CORP	FLT 23/OCT/2020 2,156,000	2,156,000	2,157,179
	TOYOTA MOTOR CREDIT CORP	1.98% 28/APR/2020 8,420,000	8,369,494	8,367,674
	TRANSCANADA PIPELINES LTD	3.75% 16/OCT/2023 200,000	206,630	210,771
	TRANSDIGM INC	5.50% 15/NOV/2027 3,400,000	3,400,000	3,438,182
	TRANSDIGM INC	6.25% 15/MAR/2026 6,275,000	6,401,532	6,793,378
	TRANSDIGM INC	6.38% 15/JUN/2026 4,003,000	4,089,235	4,245,622
	TRANSDIGM INC	6.50% 15/MAY/2025 2,736,000	2,769,358	2,845,440
	TRANSDIGM INC	7.50% 15/MAR/2027 754,000	754,000	824,725
	TRANSMONTAIGNE PARTNERS LP	6.13% 15/FEB/2026 2,205,000	2,168,998	2,160,900
	TRANSOCEAN GUARDIAN LTD	5.88% 15/JAN/2024 807,230	800,168	825,393
	TRANSOCEAN PONTUS LTD	6.13% 01/AUG/2025 404,950	400,901	415,074
	TRANSOCEAN POSEIDON LTD	6.88% 01/FEB/2027 566,000	562,578	599,960
	TRANSOCEAN SENTRY LTD	5.38% 15/MAY/2023 1,274,000	1,273,164	1,296,295
	TRI POINTE GRP INC	5.88% 15/JUN/2024 705,000	704,119	766,687
	TRIMAS CORP	4.88% 15/OCT/2025 1,270,000	1,282,700	1,308,100
	TRIVIUM PACKAGING FIN	5.50% 15/AUG/2026 1,117,000	1,117,000	1,177,039
	TRIVIUM PACKAGING FIN	8.50% 15/AUG/2027 679,000	688,240	755,387
	TRUIST BANK	FLT 01/JUN/2020 1,536,000	1,536,186	1,536,705
	TWDC ENTERPRISES	FLT 04/MAR/2020 1,399,000	1,399,373	1,399,372
	TWITTER INC	3.88% 15/DEC/2027 1,050,000	1,052,625	1,049,454
	UBER TECH INC	7.50% 01/NOV/2023 1,998,000	2,034,115	2,087,910
	UBS AG	FLT 01/DEC/2020 1,800,000	1,804,538	1,804,590
	UBS AG	FLT 08/JUN/2020 2,900,000	2,905,750	2,904,799
	ULTIMATE SOFTWARE GRP INC	ZCP 15/APR/2026 862,838	860,680	869,714
	UNICREDIT SPA	7.83% 04/DEC/2023 1,600,000	1,600,000	1,864,384
	UNITED OVERSEAS BK LTD CORP	2.08% 16/JAN/2020 1,000,000	999,176	999,300
	UNITED OVERSEAS BK LTD CORP	2.13% 07/JAN/2020 8,400,000	8,397,060	8,397,501
	UNITED PARCEL SERVIC CORP	2.51% 31/JAN/2020 4,800,000	4,793,400	4,795,106
	UNITED RENTALS NORTH AMERICA INC	5.50% 15/MAY/2027 1,970,000	2,002,450	2,110,402
	UNITED RENTALS NORTH AMERICA INC	3.88% 15/NOV/2027 500,000	504,050	510,475
	UNITED RENTALS NORTH AMERICA INC	4.88% 15/JAN/2028 1,046,000	1,049,537	1,089,127
	UNITED RENTALS NORTH AMERICA INC	5.88% 15/SEP/2026 2,053,000	2,077,310	2,202,356
	UNITED RENTALS NORTH AMERICA INC	6.50% 15/DEC/2026 900,000	901,125	989,156

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	UNITED TECH CORP	3.65% 16/AUG/2023 1,600,000	1,606,111	1,687,051
	US BANK NA/CINCINNATI OH	FLT 04/FEB/2021 1,450,000	1,452,847	1,452,516
	USA COMPRESSION PARTNERS LP	6.88% 01/APR/2026 1,707,000	1,779,547	1,792,350
	USA COMPRESSION PARTNERS LP	6.88% 01/SEP/2027 96,000	96,960	99,869
	USI INC/NY	6.88% 01/MAY/2025 729,000	730,319	745,184
	VALE OVERSEAS LTD	6.25% 10/AUG/2026 400,000	462,920	469,520
	VALEANT PHARMACEUTICALS INTL, INC	ZCP 17/MAY/2025 407,704	405,666	410,550
	VALVOLINE INC	4.38% 15/AUG/2025 1,340,000	1,358,270	1,382,719
	VALVOLINE INC	5.50% 15/JUL/2024 2,050,000	2,144,041	2,126,875
	VERISIGN INC	4.63% 01/MAY/2023 1,100,000	1,111,000	1,117,600
	VERIZON COMMUNICATIONS INC	4.02% 03/DEC/2029 4,363,000	4,486,650	4,863,634
	VERIZON OWNER TR	1.92% 20/DEC/2021 468,864	468,544	468,813
	VERIZON OWNER TR	2.06% 20/APR/2022 236,390	236,285	236,468
	VERSCEND ESCROW CORP	9.75% 15/AUG/2026 1,516,000	1,508,580	1,658,125
	VIACOMCBS INC	2.50% 15/FEB/2023 1,000,000	994,260	1,006,345
	VIKING CRUISES LTD	5.88% 15/SEP/2027 2,848,000	2,856,023	3,043,800
	VIRGIN MEDIA FIN PLC	6.00% 15/OCT/2024 1,237,000	1,250,167	1,274,110
	VIRGIN MEDIA SECURED FIN PLC	5.50% 15/AUG/2026 2,340,000	2,357,185	2,457,000
	VISTRA OPERATIONS CO LLC	5.00% 31/JUL/2027 356,000	362,230	372,013
	VISTRA OPERATIONS CO LLC	5.50% 01/SEP/2026 970,000	971,213	1,028,200
	VISTRA OPERATIONS CO LLC	5.63% 15/FEB/2027 2,224,000	2,232,340	2,343,540
	VMWARE INC	2.95% 21/AUG/2022 1,600,000	1,549,124	1,630,333
	VOLKSWAGEN AUTO LOAN ENHANCED TR	2.81% 20/JUL/2021 1,982,109	1,985,321	1,985,704
	VOLKSWAGEN GRP OF AMERICA FIN LLC	3.20% 26/SEP/2026 300,000	299,814	307,685
	VOLKSWAGEN GRP OF AMERICA FIN LLC	3.88% 13/NOV/2020 200,000	202,640	203,266
	VOLKSWAGEN GRP OF AMERICA FIN LLC	4.00% 12/NOV/2021 1,800,000	1,830,562	1,861,711
	VOLVO FINCL EQUIPMENT LLC	1.89% 16/NOV/2020 6,261,390	6,261,390	6,261,345
	VOLVO FINCL EQUIPMENT LLC	1.92% 15/MAR/2021 983,074	981,330	982,741
	WACHOVIA CAPITAL TR	FLT 31/DEC/2164 628,000	370,520	632,710
	WALMART INC	FLT 23/JUN/2020 5,000,000	5,000,321	4,999,759
	WALT DISNEY CO	ZCP 31/JAN/2020 5,100,000	5,091,792	5,092,710
	WELBILT INC	9.50% 15/FEB/2024 525,000	525,656	556,500
	WELLCARE HEALTH PLANS INC	5.25% 01/APR/2025 2,206,000	2,248,694	2,294,240
	WELLCARE HEALTH PLANS INC	5.38% 15/AUG/2026 1,678,000	1,694,510	1,787,070
	WELLS FARGO & CO	FLT 31/OCT/2023 800,000	800,000	814,232
	WELLS FARGO BANK NA	FLT 25/MAR/2020 5,862,000	5,864,047	5,863,034
	WELLS FARGO BANK NA	FLT 27/MAY/2022 1,000,000	1,000,000	1,013,184
	WELLS FARGO BANK NA	2.40% 15/JAN/2020 5,100,000	5,100,298	5,100,742
	WELLS FARGO BANK NA	FLT 15/JUL/2020 645,000	645,153	645,083
	WESCO DISTRIBUTION INC	5.38% 15/JUN/2024 500,000	503,125	518,750
	WESTERN MIDSTREAM OPERATING LP	4.50% 01/MAR/2028 1,392,000	1,332,543	1,374,302
	WESTERN MIDSTREAM OPERATING LP	4.75% 15/AUG/2028 435,000	421,934	438,924
	WESTINGHOUSE AIR BRAKE TECH CORP	FLT 15/SEP/2021 400,000	400,300	400,061
	WESTINGHOUSE AIR BRAKE TECH CORP	3.45% 15/NOV/2026 400,000	355,537	404,521
	WESTINGHOUSE AIR BRAKE TECH CORP	4.40% 15/MAR/2024 600,000	597,778	637,089
	WESTJET AIRLINES LTD	3.50% 16/JUN/2021 900,000	901,216	914,156
	WESTPAC BANKING CORP	2.15% 06/MAR/2020 1,400,000	1,400,394	1,400,363
	WESTPAC BANKING CORP	FLT 15/MAY/2020 2,585,000	2,587,432	2,586,900

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	WORLD OMNI AUTO RCVBLS TR	1.77% 15/SEP/2021 222,453	222,157	222,377
	WORLD OMNI AUTO RCVBLS TR	2.57% 15/JUL/2021 424,388	424,347	424,546
	WORLD OMNI AUTO RCVBLS TR	2.80% 18/JAN/2022 1,247,451	1,250,336	1,249,367
	WORLD OMNI AUTO RCVBLS TR	1.90% 16/NOV/2020 1,523,736	1,523,736	1,523,642
	WORLD OMNI AUTO LEASE SEC TR	2.59% 16/NOV/2020 112,148	112,124	112,167
	WORLD OMNI AUTO LEASE SEC TR	2.83% 15/JUL/2021 2,556,000	2,563,960	2,563,585
	WORLD OMNI AUTO LEASE SEC TR	2.15% 17/AUG/2020 1,918,678	1,918,964	1,918,860
	WP CAREY INC	4.00% 01/FEB/2025 900,000	917,334	944,775
	WPX ENERGY INC	5.25% 15/OCT/2027 2,172,000	2,180,679	2,291,460
	WPX ENERGY INC	5.25% 15/SEP/2024 1,798,000	1,787,195	1,910,375
	WPX ENERGY INC	5.75% 01/JUN/2026 1,403,000	1,416,700	1,497,703
	WR GRACE & CO	5.13% 01/OCT/2021 493,000	493,000	513,795
	WYNDHAM WORLDWIDE CORP	5.63% 01/MAR/2021 700,000	788,067	722,750
	WYNN LAS VEGAS LLC	5.50% 01/MAR/2025 1,742,000	1,802,457	1,863,940
	WYNN RESORTS FIN LLC	5.13% 01/OCT/2029 1,783,000	1,875,235	1,912,268
	XPO LOGISTICS INC	6.50% 15/JUN/2022 977,000	978,168	995,563
	ZAYO GRP LLC	5.75% 15/JAN/2027 1,141,000	1,184,970	1,159,541
	ZAYO GRP LLC	6.00% 01/APR/2023 1,353,000	1,374,986	1,383,443
	ZAYO GRP LLC	6.38% 15/MAY/2025 1,715,000	1,676,584	1,767,873
	ZEKELMAN INDUSTRIES INC	9.88% 15/JUN/2023 323,000	358,851	339,554
	ZF NORTH AMERICA CAPITAL INC	4.50% 29/APR/2022 200,000	203,290	206,190
	ZIGGO	4.88% 15/JAN/2030 711,000	711,000	733,972
	ZIGGO	5.50% 15/JAN/2027 3,590,000	3,593,075	3,814,375
	ZIGGO BD CO	6.00% 15/JAN/2027 3,049,000	2,964,807	3,216,695
	ZIMMER HOLDINGS INC	3.38% 30/NOV/2021 300,000	309,087	306,248
	TOTAL CORPORATE DEBT SECURITIES		1,823,310,956	1,854,042,353
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AUTONOMOUS COM OF CATALONIA BD	4.95% 11/FEB/2020 400,000	608,048	451,227
	CANADIAN GOVERNMENT	4.25% 01/DEC/2026 500,000	770,515	760,977
	CENTRAL NIPPON EXPRESSWAY CO LTD	2.36% 28/MAY/2021 300,000	297,474	300,510
	COMMONWEALTH OF AUSTRALIA BD	1.25% 21/FEB/2022 1,080,000	941,595	906,779
	COMMONWEALTH OF AUSTRALIA BD	3.00% 20/SEP/2025 1,160,000	1,278,659	1,193,965
	EXPORT-IMPORT BANK OF KOREA	2.25% 21/JAN/2020 1,200,000	1,199,956	1,200,144
	FRENCH REPUBLIC BD	2.10% 25/JUL/2023 800,000	1,173,017	1,151,382
	JAPAN BD	0.10% 10/MAR/2028 240,000,000	2,290,488	2,299,246
	JAPAN BD	0.10% 10/MAR/2029 200,000,000	1,971,644	1,902,811
	STATE OF QATAR	3.88% 23/APR/2023 1,900,000	1,887,118	2,005,758
	TOKYO METROPOLITAN GOVT BD	2.50% 08/JUN/2022 1,500,000	1,499,715	1,515,539
	UNITED MEXICAN STATES BD	7.25% 09/DEC/2021 5,900,000	313,468	315,011
	UNITED MEXICAN STATES BD	7.75% 29/MAY/2031 11,349,000	568,384	641,101
	U.S. OF AMER TREAS BILL	ZCP 07/JAN/2020 7,000,000	6,998,233	6,998,673
	U.S. OF AMER TREAS BILL	ZCP 09/APR/2020 7,000,000	6,969,077	6,970,936
	U.S. OF AMER TREAS BILL	ZCP 12/MAR/2020 7,000,000	6,974,634	6,979,549
	U.S. OF AMER TREAS BOND	0.63% 15/FEB/2043 2,270,000	2,453,422	2,569,321
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2042 2,960,000	3,235,428	3,500,923
	U.S. OF AMER TREAS BOND	0.75% 15/FEB/2045 4,950,000	5,224,490	5,609,412
	U.S. OF AMER TREAS BOND	0.88% 15/FEB/2047 4,891,000	4,885,807	5,586,854

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS BOND	1.00% 15/FEB/2046 7,320,000	7,872,600	8,741,978
	U.S. OF AMER TREAS BOND	1.00% 15/FEB/2048 4,841,060	5,225,029	5,603,186
	U.S. OF AMER TREAS BOND	1.00% 15/FEB/2049 4,510,000	5,344,209	5,133,884
	U.S. OF AMER TREAS BOND	1.38% 15/FEB/2044 11,850,000	13,978,105	15,428,988
	U.S. OF AMER TREAS BOND	1.75% 15/JAN/2028 16,136,000	21,441,667	22,265,304
	U.S. OF AMER TREAS BOND	2.00% 15/JAN/2026 4,687,000	6,474,823	6,754,579
	U.S. OF AMER TREAS BOND	2.13% 15/FEB/2040 2,280,000	3,382,099	3,547,799
	U.S. OF AMER TREAS BOND	2.13% 15/FEB/2041 380,000	529,528	588,111
	U.S. OF AMER TREAS BOND	2.25% 15/AUG/2049 3,170,000	3,107,517	3,083,816
	U.S. OF AMER TREAS BOND	2.38% 15/JAN/2025 20,490,000	31,028,888	31,174,317
	U.S. OF AMER TREAS BOND	2.38% 15/JAN/2027 5,420,000	7,819,256	7,982,770
	U.S. OF AMER TREAS BOND	2.50% 15/JAN/2029 5,960,000	8,220,677	8,608,803
	U.S. OF AMER TREAS BOND	2.88% 15/MAY/2049 5,551,000	6,295,844	6,134,939
	U.S. OF AMER TREAS BOND	3.13% 15/AUG/2044 10,000,000	10,870,116	11,400,391
	U.S. OF AMER TREAS BOND	3.38% 15/APR/2032 269,000	512,186	535,398
	U.S. OF AMER TREAS BOND	3.38% 15/MAY/2044 1,000,000	1,221,563	1,185,937
	U.S. OF AMER TREAS BOND	3.63% 15/APR/2028 7,924,000	15,390,306	16,126,654
	U.S. OF AMER TREAS BOND	3.88% 15/APR/2029 1,910,000	3,917,737	3,989,126
	U.S. OF AMER TREAS BOND	4.50% 15/MAY/2038 11,811,000	16,396,039	15,982,221
	U.S. OF AMER TREAS BOND	ZCP 15/MAY/2049 23,800,000	12,705,830	11,733,858
	U.S. OF AMER TREAS NOTE	0.13% 15/APR/2021 29,238,000	31,645,522	31,679,313
	U.S. OF AMER TREAS NOTE	0.13% 15/APR/2022 16,268,000	16,454,705	17,187,927
	U.S. OF AMER TREAS NOTE	0.13% 15/JAN/2022 4,950,000	5,457,780	5,624,793
	U.S. OF AMER TREAS NOTE	0.13% 15/JAN/2023 1,582,000	1,691,892	1,763,485
	U.S. OF AMER TREAS NOTE	0.13% 15/JUL/2022 8,355,000	9,003,768	9,388,204
	U.S. OF AMER TREAS NOTE	0.13% 15/JUL/2026 8,945,000	9,181,131	9,633,013
	U.S. OF AMER TREAS NOTE	0.25% 15/JAN/2025 3,530,000	3,596,856	3,869,204
	U.S. OF AMER TREAS NOTE	0.25% 15/JUL/2029 6,473,000	6,545,453	6,571,569
	U.S. OF AMER TREAS NOTE	0.38% 15/JAN/2027 5,390,000	5,429,795	5,828,980
	U.S. OF AMER TREAS NOTE	0.38% 15/JUL/2025 2,726,000	2,809,571	3,018,264
	U.S. OF AMER TREAS NOTE	0.38% 15/JUL/2027 17,530,000	18,409,637	18,810,087
	U.S. OF AMER TREAS NOTE	0.50% 15/JAN/2028 9,298,000	9,086,549	9,950,514
	U.S. OF AMER TREAS NOTE	0.63% 15/APR/2023 10,230,000	10,696,823	10,760,223
	U.S. OF AMER TREAS NOTE	0.63% 15/JAN/2024 419,000	435,800	471,872
	U.S. OF AMER TREAS NOTE	0.63% 15/JAN/2026 24,850,000	27,692,341	27,736,463
	U.S. OF AMER TREAS NOTE	0.63% 15/JUL/2021 2,575,000	2,870,174	2,972,926
	U.S. OF AMER TREAS NOTE	0.75% 15/JUL/2028 3,790,000	4,030,203	4,088,083
	U.S. OF AMER TREAS NOTE	0.88% 15/JAN/2029 3,900,000	4,283,401	4,221,522
	U.S. OF AMER TREAS NOTE	1.13% 15/JAN/2021 3,700,000	4,351,003	4,392,766
	U.S. OF AMER TREAS NOTE	1.25% 15/JUL/2020 223,000	259,312	265,641
	U.S. OF AMER TREAS NOTE	1.38% 15/FEB/2020 7,000,000	6,994,067	6,997,547
	U.S. OF AMER TREAS NOTE	1.38% 15/JAN/2020 7,000,000	6,997,308	6,999,294
	U.S. OF AMER TREAS NOTE	1.38% 30/APR/2020 7,000,000	6,988,392	6,993,423
	U.S. OF AMER TREAS NOTE	1.38% 31/MAR/2020 3,500,000	3,494,237	3,497,676
	U.S. OF AMER TREAS NOTE	1.38% 31/MAY/2020 7,000,000	6,992,067	6,991,797
	U.S. OF AMER TREAS NOTE	1.50% 15/APR/2020 7,000,000	6,990,691	6,998,086
	U.S. OF AMER TREAS NOTE	1.50% 15/JUL/2020 7,000,000	6,994,640	6,995,625
	U.S. OF AMER TREAS NOTE	1.50% 15/JUN/2020 7,000,000	6,996,153	6,997,539

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTE	1.63% 15/AUG/2029 3,969,000	3,905,584	3,869,620
	U.S. OF AMER TREAS NOTE	1.63% 15/MAR/2020 7,000,000	6,996,659	6,999,453
	U.S. OF AMER TREAS NOTE	1.63% 30/JUN/2020 7,000,000	7,000,442	7,000,000
	U.S. OF AMER TREAS NOTE	1.75% 15/NOV/2029 12,534,000	12,362,716	12,354,803
	U.S. OF AMER TREAS NOTE	2.00% 31/JAN/2020 7,000,000	6,997,751	7,001,852
	U.S. OF AMER TREAS NOTE	2.25% 15/AUG/2027 28,656,000	29,765,578	29,474,263
	U.S. OF AMER TREAS NOTE	2.25% 29/FEB/2020 7,000,000	7,002,472	7,006,422
	U.S. OF AMER TREAS NOTE	2.63% 31/JUL/2020 7,000,000	7,040,095	7,039,648
	U.S. OF AMER TREAS NOTE	2.75% 15/FEB/2028 2,194,000	2,379,770	2,339,095
	U.S. OF AMER TREAS NOTE	2.88% 15/AUG/2028 908,000	990,575	979,292
	U.S. OF AMER TREAS NOTE	3.63% 15/FEB/2020 7,000,000	7,011,536	7,016,222
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES		551,107,640	560,648,683
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 20/DEC/2046 478,775	267,312	416,797
	BANC OF AMERICA FUNDING	FLT 25/APR/2037 120,185	91,319	119,166
	BANC OF AMERICA FUNDING	FLT 20/MAY/2036 129,005	84,742	128,716
	BANC OF AMERICA MTG	FLT 25/FEB/2035 30,709	23,109	30,924
	BANCORP COMMERCIAL MTG	FLT 15/SEP/2036 1,589,845	1,589,845	1,591,169
	CHL MTG PASS-THROUGH TR	FLT 20/NOV/2034 98,626	97,143	100,587
	CIM TR FLT	FLT 25/FEB/2049 1,049,237	1,047,147	1,046,237
	CITIGRP MTG LOAN TR	FLT 25/SEP/2037 127,251	83,434	124,200
	CITIGRP MTG LOAN TR	FLT 25/OCT/2035 287,253	160,334	210,014
	EUROPEAN LOAN CONDUIT	FLT 17/FEB/2030 300,000	334,185	336,235
	FEDERAL HOME LOAN MTG CORP	FLT 01/JAN/2037 119,138	123,553	126,831
	FEDERAL HOME LOAN MTG CORP	FLT 01/SEP/2037 25,815	26,599	27,172
	FEDERAL HOME LOAN MTG CORP	FLT 15/JUL/2048 799,228	791,235	798,555
	FEDERAL HOME LOAN MTG CORP	4.00% 01/AUG/2043 18,180	18,822	18,921
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2039 5,598	5,796	5,824
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2043 690,697	715,087	731,649
	FEDERAL NATIONAL MTG ASSOC	3.00% 25/APR/2028 2,863,431	209,680	193,716
	FEDERAL NATIONAL MTG ASSOC	FLT 25/JUN/2055 235,797	234,253	234,508
	FEDERAL NATIONAL MTG ASSOC	FLT 25/JUN/2059 1,171,452	1,170,171	1,174,132
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2037 38,184	37,605	38,138
	GOVT NATIONAL MTG ASSOC	FLT 20/MAR/2037 96,317	94,857	96,180
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2066 577,144	575,520	580,517
	GOVT NATIONAL MTG ASSOC	FLT 20/AUG/2068 575,187	567,828	563,430
	GOVT NATIONAL MTG ASSOC	FLT 20/MAR/2049 2,771,878	2,769,880	2,773,079
	GOVT NATIONAL MTG ASSOC	7.50% 15/MAR/2029 2,728	2,903	3,140
	GOVT NATIONAL MTG ASSOC	4.00% 20/JUN/2048 546,458	567,014	567,574
	HARBORVIEW MTG LOAN TR	FLT 20/JUN/2035 1,039,220	1,013,239	1,034,004
	HARBORVIEW MTG LOAN TR	FLT 25/FEB/2036 99,139	51,614	62,675
	IMPAC SECURED ASSETS TR	FLT 25/DEC/2036 359,618	329,950	352,002
	MASTR ADJUSTABLE RATE MTGS TR	FLT 25/JAN/2036 86,256	66,285	85,386
	MILL CITY MTG LOAN TR	FLT 25/JUL/2059 290,175	291,531	291,632
	MILL CITY MTG LOAN TR	FLT 25/AUG/2059 1,549,227	1,558,979	1,556,456
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 68,642	35,625	69,008
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 244,586	150,595	229,610
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2036 272,030	219,877	271,540

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2037 264,237	126,371	197,192
	RALI SERIES TR	FLT 25/DEC/2035 623,575	352,456	568,263
	RALI SERIES TR	FLT 25/JUN/2046 146,194	121,603	56,005
	RBSGC MTG LOAN TR	FLT 25/JAN/2037 265,398	103,735	136,934
	SILVERSTONE MASTER ISSUER PLC	FLT 21/JAN/2070 648,000	792,847	801,144
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/JAN/2035 191,699	120,040	189,723
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/MAY/2036 245,208	134,545	207,056
	TBA UMBS SINGLE FAMILY 30YR	2.50% 25/FEB/2050 19,650,000	19,360,254	19,418,327
	TBA UMBS SINGLE FAMILY 30YR	3.00% 25/FEB/2050 60,600,000	61,358,265	61,404,151
	TBA UMBS SINGLE FAMILY 30YR	3.50% 25/FEB/2050 42,730,000	43,872,589	43,935,973
	TBA UMBS SINGLE FAMILY 30YR	3.50% 25/MAR/2050 16,900,000	17,331,082	17,367,954
	TBA UMBS SINGLE FAMILY 30YR	4.00% 25/FEB/2050 17,600,000	18,277,330	18,312,938
	TBA UMBS SINGLE FAMILY 30YR	4.00% 25/MAR/2050 3,600,000	3,742,172	3,744,789
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 134,079	102,084	134,194
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 22,704	19,441	22,776
	TOWD POINT MTG	FLT 20/OCT/2051 1,066,713	1,410,194	1,418,044
	TOWD POINT MTG	FLT 20/FEB/2054 750,000	960,778	995,629
	UBS-BARCLAYS COMMERCIAL MTG TR	FLT 10/MAR/2046 6,440,363	194,246	152,145
	UMBS MORTPASS	3.00% 01/FEB/2046 365,683	365,340	374,517
	UMBS MORTPASS	3.00% 01/MAY/2043 1,022,358	997,438	1,053,279
	UMBS MORTPASS	3.00% 01/SEP/2043 2,092,511	2,010,772	2,154,298
	UMBS MORTPASS	3.50% 01/JUN/2049 1,939,951	1,967,428	1,994,060
	UMBS MORTPASS	3.50% 01/MAY/2049 176,438	178,712	181,836
	UMBS MORTPASS	4.00% 01/AUG/2048 277,904	294,708	292,246
	UMBS MORTPASS	4.00% 01/DEC/2041 382,232	405,345	413,469
	UMBS MORTPASS	4.00% 01/DEC/2045 809,516	855,052	869,612
	UMBS MORTPASS	4.00% 01/FEB/2043 70,207	74,156	75,007
	UMBS MORTPASS	4.00% 01/JAN/2045 315,968	335,074	343,837
	UMBS MORTPASS	4.00% 01/JAN/2045 422,293	447,829	459,529
	UMBS MORTPASS	4.00% 01/JUL/2042 80,477	85,344	87,088
	UMBS MORTPASS	4.00% 01/JUL/2043 799,529	847,875	865,076
	UMBS MORTPASS	4.00% 01/JUN/2042 49,862	52,667	53,374
	UMBS MORTPASS	4.00% 01/JUN/2043 234,324	248,493	253,531
	UMBS MORTPASS	4.00% 01/JUN/2045 125,026	132,586	133,076
	UMBS MORTPASS	4.00% 01/JUN/2048 4,154,734	4,312,484	4,347,683
	UMBS MORTPASS	4.00% 01/JUN/2049 3,975,256	4,147,621	4,173,194
	UMBS MORTPASS	4.00% 01/NOV/2042 79,600	84,078	85,709
	UMBS MORTPASS	4.00% 01/NOV/2044 826,465	876,441	899,360
	UMBS MORTPASS	4.00% 01/SEP/2044 4,175,423	4,427,906	4,543,674
	UMBS MORTPASS	9.00% 01/NOV/2021 2	2	2
	WELLS FARGO MTG	FLT 25/APR/2036 1	1	1
	TOTAL MORTGAGE-BACKED SECURITIES		206,934,452	208,706,419
OTHER:
*	JPMCB U.S. GOVT MM FD CPTL SHRS	278,609,776 SHARES	278,609,776	278,609,776
	PIMCO FDS PAC INVT MGMT OPN-END FD	687,585 SHARES	7,466,791	8,636,062
	TR RECEIPT MISCELLANEOUS INCOME	1 SHARE	—	1
	TOTAL OTHER		286,076,567	287,245,839

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE:
	E-MINI RUSS 2000 EQUITY INDEX	VM EX 20/MAR/2020 SIZE 50	151,182	(151,182)
	E-MINI RUSS 2000 EQUITY INDEX	FUTURE LONG EX 20/MAR/2020	—	151,182
	90DAY EURO$ FUTURE	VM EX 15/JUN/2020 SIZE 2,500	(32,938)	32,938
	90DAY EURO$ FUTURE	FUTURE LONG EX 15/JUN/2020	—	(32,938)
	90DAY EURO$ FUTURE	VM EX 16/MAR/2020 SIZE 2,500	(17,237)	17,237
	90DAY EURO$ FUTURE	FUTURE LONG EX 16/MAR/2020	—	(17,237)
	US 10YR NOTE CBT BOND	VM EX 20/MAR/2020 SIZE 100,000	(85,000)	85,000
	US 10YR NOTE CBT BOND	FUTURE LONG EX 20/MAR/2020	—	(85,000)
	US ULTRA BOND CBT BOND	VM EX 20/MAR/2020 SIZE 100,000	(196,219)	196,219
	US ULTRA BOND CBT BOND	FUTURE LONG EX 20/MAR/2020	—	(196,219)
	EURO-BTP FUTURE BOND	VM EX 06/MAR/2020 100,000	(719)	719
	EURO-BTP FUTURE BOND	FUTURE LONG EX 06/MAR/2020	—	(719)
	EURO-BUND FUTURE BOND	VM EX 06/MAR/2020 100,000	(216,550)	216,550
	EURO-BUND FUTURE BOND	FUTURE LONG EX 06/MAR/2020	—	(216,550)
	SHORT EURO-BTP FU BOND	VM EX 06/MAR/2020 100,000	16,104	16,104
	SHORT EURO-BTP FU BOND	FUTURE LONG EX 06/MAR/2020	—	(16,104)
	US 10YR ULTRA FUT BOND	VM EX 20/MAR/2020 SIZE 100,000	(15,437)	15,437
	US 10YR ULTRA FUT BOND	FUTURE LONG EX 20/MAR/2020	—	(15,437)
	US 2YR NOTE CBT BOND	VM EX 31/MAR/2020 SIZE 200,000	(1,320)	1,320
	US 2YR NOTE CBT BOND	FUTURE LONG EX 31/MAR/2020	—	(1,320)
	US 5YR NOTE CBT BOND	VM EX 31/MAR/2020 SIZE 100,000	(13,937)	13,937
	US 5YR NOTE CBT BOND	FUTURE LONG EX 31/MAR/2020	—	(13,937)
	US ULTRA BOND CBT BOND	VM EX 20/MAR/2020 SIZE 100,000	(65,406)	65,406
	US ULTRA BOND CBT BOND	FUTURE LONG EX 20/MAR/2020	—	(65,406)
	FORWARD CURRENCY CONTRACT - BRL	BRL RATE 4.2238	—	36,858
	FORWARD CURRENCY CONTRACT - BRL	BRL RATE 4.0545	—	5,229
	FORWARD CURRENCY CONTRACT - BRL	BRL RATE 4.0307	—	1,537
	FORWARD CURRENCY CONTRACT - COP	COP RATE 3504.50	—	70,405
	FORWARD CURRENCY CONTRACT - DKK	DKK RATE 6.6865	—	12,019
	FORWARD CURRENCY CONTRACT - DKK	DKK RATE 6.7347	—	96,711
	FORWARD CURRENCY CONTRACT - IDR	IDR RATE 14294.00	—	34,396
	FORWARD CURRENCY CONTRACT - JPY	JPY RATE 109.47	—	998
	FORWARD CURRENCY CONTRACT - JPY	JPY RATE 108.96	—	381
	FORWARD CURRENCY CONTRACT - KRW	KRW RATE 1186.2	—	13,790
	FORWARD CURRENCY CONTRACT - KRW	KRW ATE 1185.6	—	8,514
	FORWARD CURRENCY CONTRACT - KRW	KRW RATE 1185.3	—	81
	FORWARD CURRENCY CONTRACT - KRW	KRW RATE 1186.1	—	5,978
	FORWARD CURRENCY CONTRACT - KRW	KRW RATE 1185.3	—	9,373
	FORWARD CURRENCY CONTRACT - MXN	MXN RATE 19.5850	—	51,081
	FORWARD CURRENCY CONTRACT - MXN	MXN RATE 19.6165	—	29,886
	FORWARD CURRENCY CONTRACT - RUB	RUB RATE 66.10	—	13,338
	FORWARD CURRENCY CONTRACT - RUB	RUB RATE 64.11	—	33,294
	FORWARD CURRENCY CONTRACT - SGD	SGD RATE 1.3586	—	7,941
	FORWARD CURRENCY CONTRACT - TWD	TWD RATE 30.26	—	8,606
	FORWARD CURRENCY CONTRACT - USD	DKK RATE 6.6155	—	20,280
	FORWARD CURRENCY CONTRACT - TWD	TWD RATE 30.24	—	8,222
	FORWARD CURRENCY CONTRACT - TWD	TWD RATE 30.27	—	3,053
	SPOT CURRENCY CONTRACT - EUR	EUR RATE 0.8919	—	87

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CREDIT DEFAULT SWAP	EX 20/DEC/2020 2,800,000	—	15,917
	CREDIT DEFAULT SWAP	EX 20/JUN/2021 400,000	—	2,540
	CREDIT DEFAULT SWAP	EX 20/JUN/2021 300,000	—	1,905
	CREDIT DEFAULT SWAP	EX 20/MAR/2020 1,100,000	—	1,715
	CREDIT DEFAULT SWAP	EX 20/MAR/2020 4,300,000	—	6,704
	CREDIT DEFAULT SWAP	EX 20/SEP/2020 2,900,000	—	13,346
	CREDIT DEFAULT SWAP	EX 20/DEC/2024 750,000	—	7,672
	CREDIT DEFAULT SWAP	EX 20/DEC/2024 100,000	—	1,023
	CREDIT DEFAULT SWAP	EX 20/JUN/2023 200,000	—	3,420
	CREDIT DEFAULT SWAP	EX 20/JUN/2024 300,000	—	4,065
	CREDIT DEFAULT SWAP	EX 20/JUN/2022 500,000	—	9,474
	CREDIT DEFAULT SWAP	EX 20/JUN/2022 700,000	—	13,264
	CREDIT DEFAULT SWAP	EX 20/MAR/2020 800,000	—	1,283
	CREDIT DEFAULT SWAP	EX 17/AUG/2061 400,000	—	272
	CREDIT DEFAULT SWAP	EX 17/OCT/2057 2,500,000	—	32,444
	CREDIT DEFAULT SWAP	EX 17/OCT/2057 200,000	—	2,595
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2021 900,000	11,933	(11,933)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2021	—	11,933
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2020 100,000	636	(636)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2020	—	636
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2020 100,000	636	(636)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2020	—	636
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 500,000	6,655	(6,655)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	6,655
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 300,000	3,993	(3,993)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	3,993
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,331	(1,331)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	1,331
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,331	(1,331)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	1,331
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 200,000	2,662	(2,662)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	2,662
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,331	(1,331)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	1,331
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 100,000	1,331	(1,331)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	1,331
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2024 200,000	1,344	(1,344)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2024	—	1,344
	CREDIT DEFAULT SWAP	VM EX 20/JUN/2024 100,000	998	(998)
	CREDIT DEFAULT SWAP	CDS EX 20/JUN/2024	—	998
	CREDIT DEFAULT SWAP	VM EX 20/JUN/2024 500,000	4,988	(4,988)
	CREDIT DEFAULT SWAP	CDS EX 20/JUN/2024	—	4,988
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2023 200,000	3,798	(3,798)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2023	—	3,798
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2020 130,000	1,258	(1,258)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2020	—	1,258
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2024 700,000	18,153	(18,153)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2024	—	18,153

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CREDIT DEFAULT SWAP	VM EX 20/DEC/2024 800,000	20,745	(20,745)
	CREDIT DEFAULT SWAP	CDS EX 20/DEC/2024	—	20,745
	INTEREST RATE SWAP	VM EX 18/DEC/2021 43,000,000	154,065	(154,065)
	INTEREST RATE SWAP	IRS EX 18/DEC/2021	—	154,065
	INTEREST RATE SWAP	VM EX 06/JAN/2030 900,000	22,117	(22,117)
	INTEREST RATE SWAP	IRS EX 06/JAN/2030	—	22,117
	INTEREST RATE SWAP	VM EX 21/DEC/2026 14,300,000	41,743	(41,743)
	INTEREST RATE SWAP	IRS EX 21/DEC/2026	—	41,743
	INTEREST RATE SWAP	VM EX 13/AUG/2029 400,000	449	(449)
	INTEREST RATE SWAP	IRS EX 13/AUG/2029	—	449
	INTEREST RATE SWAP	VM EX 07/Feb/2050 5,700,000	271,979	(271,979)
	INTEREST RATE SWAP	IRS EX 07/Feb/2050	—	271,979
	INTEREST RATE SWAP	VM EX 15/JAN/2038 100,000	10,831	(10,831)
	INTEREST RATE SWAP	IRS EX 15/JAN/2038	—	10,831
	INTEREST RATE SWAP	VM EX 15/JAN/2038 60,000	6,498	(6,498)
	INTEREST RATE SWAP	IRS EX 15/JAN/2038	—	6,498
	INTEREST RATE SWAP	VM EX 15/JAN/2038 70,000	7,581	(7,581)
	INTEREST RATE SWAP	IRS EX 15/JAN/2038	—	7,581
	INTEREST RATE SWAP	VM EX 15/MAR/2024 300,000	1,649	(1,649)
	INTEREST RATE SWAP	IRS EX 15/MAR/2024	—	1,649
	INTEREST RATE SWAP	VM EX 15/MAR/2024 700,000	3,847	(3,847)
	INTEREST RATE SWAP	IRS EX 15/MAR/2024	—	3,847
	INTEREST RATE SWAP	VM EX 15/MAR/2024 100,000	550	(550)
	INTEREST RATE SWAP	IRS EX 15/MAR/2024	—	550
	INTEREST RATE SWAP	VM EX 15/JUL/2028 560,000	21,919	(21,919)
	INTEREST RATE SWAP	IRS EX 15/JUL/2028	—	21,919
	INTEREST RATE SWAP	VM EX 15/AUG/2020 1,360,000	13,840	(13,840)
	INTEREST RATE SWAP	IRS EX 15/AUG/2020	—	13,840
	INTEREST RATE SWAP	VM EX 15/NOV/2048 180,000	34,391	(34,391)
	INTEREST RATE SWAP	IRS EX 15/NOV/2048	—	34,391
	INTEREST RATE SWAP	VM EX 15/NOV/2048 60,000	11,618	(11,618)
	INTEREST RATE SWAP	IRS EX 15/NOV/2048	—	11,618
	INTEREST RATE SWAP	VM EX 15/NOV/2024 2,100,000	6,196	(6,196)
	INTEREST RATE SWAP	IRS EX 15/NOV/2024	—	6,196
	INTEREST RATE SWAP	VM EX 15/OCT/2033 130,000	2,471	(2,471)
	INTEREST RATE SWAP	IRS EX 15/OCT/2033	—	2,471
	INTEREST RATE SWAP	VM EX 15/OCT/2033 600,000	11,402	(11,402)
	INTEREST RATE SWAP	IRS EX 15/OCT/2033	—	11,402
	INTEREST RATE SWAP	VM EX 15/DEC/2028 50,000	675	(675)
	INTEREST RATE SWAP	IRS EX 15/DEC/2028	—	675
	INTEREST RATE SWAP	VM EX 15/SEP/2024 800,000	26,003	(26,003)
	INTEREST RATE SWAP	IRS EX 15/SEP/2024	—	26,003
	INTEREST RATE SWAP	VM EX 15/SEP/2024 1,100,000	35,754	(35,754)
	INTEREST RATE SWAP	IRS EX 15/SEP/2024	—	35,754
	INTEREST RATE SWAP	VM EX 09/DEC/2021 5,900,000	1,504	(1,504)
	INTEREST RATE SWAP	IRS EX 09/DEC/2021	—	1,504
	INTEREST RATE SWAP	VM EX 10/MAY/2028 680,000	4,542	(4,542)
	INTEREST RATE SWAP	IRS EX 10/MAY/2028	—	4,542

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INTEREST RATE SWAP	VM EX 06/AUG/2021 1,100,000	14,126	(14,126)
	INTEREST RATE SWAP	IRS EX 06/AUG/2021	—	14,126
	INTEREST RATE SWAP	VM EX 09/SEP/2021 1,400,000	16,819	(16,819)
	INTEREST RATE SWAP	IRS EX 09/SEP/2021	—	16,819
	INTEREST RATE SWAP	VM EX 09/SEP/2021 200,000	2,403	(2,403)
	INTEREST RATE SWAP	IRS EX 09/SEP/2021	—	2,403
	INTEREST RATE SWAP	VM EX 20/SEP/2021 2,000,000	17,401	(17,401)
	INTEREST RATE SWAP	IRS EX 20/SEP/2021	—	17,401
	INTEREST RATE SWAP	VM EX 20/SEP/2021 1,900,000	16,531	(16,531)
	INTEREST RATE SWAP	IRS EX 20/SEP/2021	—	16,531
	INTEREST RATE SWAP	VM EX 24/MAY/2021 2,800,000	231,270	(231,270)
	INTEREST RATE SWAP	IRS EX 24/MAY/2021	—	231,270
	INTEREST RATE SWAP	VM EX 18/MAR/2021 300,000	4,819	(4,819)
	INTEREST RATE SWAP	IRS EX 18/MAR/2021	—	4,819
	INTEREST RATE SWAP	VM EX 13/MAY/2021 5,300,000	72,756	(72,756)
	INTEREST RATE SWAP	IRS EX 13/MAY/2021	—	72,756
	INTEREST RATE SWAP	VM EX 20/MAR/2020 4,200,000	75,382	(75,382)
	INTEREST RATE SWAP	IRS EX 20/MAR/2020	—	75,382
	INTEREST RATE SWAP	VM EX 15/JUL/2022 500,000	23,328	(23,328)
	INTEREST RATE SWAP	IRS EX 15/JUL/2022	—	23,328
	INTEREST RATE SWAP	VM EX 05/FEB/2023 2,750,000	71,881	(71,881)
	INTEREST RATE SWAP	IRS EX 05/FEB/2023	—	71,881
	INTEREST RATE SWAP	VM EX 13/APR/2023 3,500,000	64,138	(64,138)
	INTEREST RATE SWAP	IRS EX 13/APR/2023	—	64,138
	INTEREST RATE SWAP	VM EX 27/APR/2023 490,000	7,603	(7,603)
	INTEREST RATE SWAP	IRS EX 27/APR/2023	—	7,603
	INTEREST RATE SWAP	VM EX 09/MAY/2028 440,000	2,488	(2,488)
	INTEREST RATE SWAP	IRS EX 09/MAY/2028	—	2,488
	INTEREST RATE SWAP	VM EX 09/MAY/2028 660,000	4,172	(4,172)
	INTEREST RATE SWAP	IRS EX 09/MAY/2028	—	4,172
	INTEREST RATE SWAP	VM EX 25/NOV/2020 1,100,000	71,736	(71,736)
	INTEREST RATE SWAP	IRS EX 25/NOV/2020	—	71,736
	INTEREST RATE SWAP	VM EX 20/MAR/2020 2,500,000	44,870	(44,870)
	INTEREST RATE SWAP	IRS EX 20/MAR/2020	—	44,870
	INTEREST RATE SWAP	VM EX 14/MAR/2021 2,700,000	45,275	(45,275)
	INTEREST RATE SWAP	IRS EX 14/MAR/2021	—	45,275
	INTEREST RATE SWAP	VM EX 20/MAR/2050 660,000	13,119	(13,119)
	INTEREST RATE SWAP	IRS EX 20/MAR/2050	—	13,119
	INTEREST RATE SWAP	VM EX 21/DEC/2026 130,000	379	(379)
	INTEREST RATE SWAP	IRS EX 21/DEC/2026	—	379
	INTEREST RATE SWAP	VM EX 21/DEC/2026 1,900,000	5,546	(5,546)
	INTEREST RATE SWAP	IRS EX 21/DEC/2026	—	5,546
	INTEREST RATE SWAP	VM EX 22/MAR/2021 7,360,000	111,287	(111,287)
	INTEREST RATE SWAP	IRS EX 22/MAR/2021	—	111,287
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 03/26/2020 1	34,689	1,258
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 04/09/2020 1	37,941	903
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 04/23/2020 1	67,574	12,097
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 04/15/2020 1	36,605	2,646

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 – EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE H – PART IV – LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 03/10/2020 1	56,051	4,018
	PURCHASED OPTION - SWAPTION	PUT SCTY EX 03/10/2020 1	57,924	4,150
	TOTAL DERIVATIVES RECEIVABLE		1,505,383	614,769
COLLECTIVE INVESTMENT FUNDS:
	BLCKRCK DOMICILED MONEY MKT FD	12 UNITS	12	12
	BLCKRCK SHORT TERM INV FD	30,085,809 UNITS	30,085,809	30,085,809
	BLCKRCK DEV REAL ESTATE INDX FD	24,824,418 UNITS	255,501,510	298,317,515
	BLCKRCK EAFE EQUITY INDX U/A FD	226,466,492 UNITS	2,247,363,536	2,427,879,324
	BLCKRCK EAFE SM CAP EQ INDX U/A FD	32,805,272 UNITS	324,195,969	343,943,593
	BLCKRCK EMERGING MRKTS INDX U/A FD	82,724,261 UNITS	807,573,602	847,187,432
	BLCKRCK EQUITY INDX U/A FD	490,830,403 UNITS	4,946,614,795	6,149,074,206
	BLCKRCK RUSSELL 1000 GRWTH U/A FD	137,213,619 UNITS	1,381,824,854	1,800,818,977
	BLCKRCK RUSSELL 1000 VALUE U/A FD	117,305,882 UNITS	1,176,782,697	1,386,954,360
	BLCKRCK RUSSELL 2000 INDX U/A FD	89,218,689 UNITS	891,884,054	982,378,065
	BLCKRCK U.S. DEBT INDEX U/A FD	121,627,216 UNITS	1,231,032,368	1,334,603,282
	BLCKRCK U.S. TIPS U/A FD	6,452,723 UNITS	64,858,984	68,878,944
	JPMAM EMBI GLOBAL FD	7,506,546 UNITS	110,543,943	134,892,627
*	JPMCB CORE BD FD	28,075,943 UNITS	510,745,490	572,749,229
*	JPMCB LIQUIDITY FD	70,703,347 UNITS	70,703,347	70,703,347
*	SSGA S&P MIDCAP INDX SECS LNDNG FD	106,099,254 UNITS	1,148,315,267	1,652,495,878
	TOTAL COLLECTIVE INVESTMENT FUNDS		15,198,026,237	18,100,962,600
	SUBTOTAL INVESTMENTS AT FAIR VALUE		23,005,016,567	29,594,790,708
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/VOYA CONTRACT MCA	Contract Wrapper - 2.64%	(5,544,095)	(5,544,095)
*	JPMAM/TRANSAMERICA WRP CONTRACT	Contract Wrapper - 2.56%	(6,979,242)	(6,979,242)
*	JPMAM/METLIFE GAC	Contract Wrapper - 2.83%	(15,084,813)	(15,084,813)
*	JPMAM/PRUD'L WRAP CONTRACT	Contract Wrapper - 2.61%	(11,156,677)	(11,156,677)
*	JPMC INTERMEDT AGGREGATE SEP ACCT	Separate Acct 2,401,033,693 SHRS	2,439,798,520	2,439,798,520
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,401,033,693	2,401,033,693
	TOTAL INVESTMENTS		25,406,050,260	31,995,824,401
*	NOTES RECVBL FROM PARTICIPANTS	INT RATE: 3.25 – 9.20%	N/A	565,805,075
	TOTAL INVESTMENTS INCLUDING NOTES RECEIVABLE FROM PARTICIPANTS		$25,406,050,260	$32,561,629,476

*	PARTY-IN-INTEREST INVESTMENTS

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	FRENCH REPUBLIC BOND	ANNUAL FLOATING 07/25/2036 1,000,000	(1,320,398)	1,352,394
	FRENCH REPUBLIC BOND	ANNUAL FLOATING 07/25/2024 2,600,000	(3,350,060)	3,320,264
	FRENCH REPUBLIC BOND	ANNUAL FLOATING 07/25/2020 1,300,000	(1,952,282)	1,881,946
	U.K. OF GRT BRTN & NRTH IRLND	SEMI-ANN. 0.0% 03/22/2026 150,000	(250,346)	254,761
	U.K. OF GRT BRTN & NRTH IRLND	SEMI-ANN. 0.0% 08/10/2028 1,700,000	(2,810,748)	2,887,649
	U.K. OF GRT BRTN & NRTH IRLND	SEMI-ANN. 0.0% 03/22/2040 300,000	(878,924)	854,278
DERIVATIVES:
	10 YEAR US TREASURY NOTES	CALL SCTY EX 01/25/2019 100,000	2,260	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 01/25/2019 100,000	3,124	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 02/22/2019 100,000	4,627	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 02/22/2019 100,000	623	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 03/22/2019 100,000	6,676	(25)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 04/26/2019 100,000	6,862	(272)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 06/21/2019 100,000	1,251	(5)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 07/26/2019 100,000	3,980	(2)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 10/25/2019 100,000	20,693	(3)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 11/22/2019 100,000	9,325	(4)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 02/22/2019 100,000	614	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 03/22/2019 100,000	773	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 03/22/2019 100,000	4,325	(4)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 04/26/2019 100,000	559	—
	10 YEAR US TREASURY NOTES	PUT SCTY EX 06/21/2019 100,000	1,111	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 11/22/2019 100,000	9,325	(4)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 10/25/2019 100,000	23,537	(15)
	30 YEAR US TREASURY BONDS	CALL SCT EX 02/22/2019 100,000	3,822	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 03/22/2019 100,000	3,111	—
	30 YEAR US TREASURY BONDS	PUT SCTY EX 03/22/2019 100,000	4,779	(1)
	5 YEAR US TREASURY NOTES	CALL SCTY EX 06/21/2019 100,000	1,532	(5)
	5 YEAR US TREASURY NOTES	PUT SCTY EX 06/21/2019 100,000	1,251	(1)
	590491FA	EXPIRES 11/22/2019 SIZE 100,000	—	17,029
	590538FA	EXPIRES 11/22/2019 SIZE 100,000	—	28,247
	590740FA	EXPIRES 11/22/2019 SIZE 100,000	—	9,142
	90DAY EURO$ FUTR INT RATE	EXPIRES 06/15/2020 SIZE 2,500	—	11,465
	90DAY EURO$ FUTR INT RATE	EXPIRES 03/16/2020 SIZE 2,500	—	29,550
	90DAY EURO$ FUTR INT RATE	EXPIRES 06/17/2019 SIZE 2,500	—	(236)
	AKBANK T.A.S. RIGHT	864,364 SHARES	(156,476)	—
	AUST 10Y BOND FUT BOND	EXPIRES 12/16/2019 SIZE 100,000	—	5,368
	AUST 10Y BOND FUT BOND	EXPIRES 12/16/2019 SIZE 100,000	—	(1,084)
	AUST 10Y BOND FUT BOND	EXPIRES 09/16/2019 SIZE 100,000	—	(16,553)
	AUST 10Y BOND FUT BOND	EXPIRES 09/16/2019 SIZE 100,000	—	(5,407)
	AUST 10Y BOND FUT BOND	EXPIRES 06/17/2019 SIZE 100,000	—	(29,912)
	AUST 3YR BOND FUT BOND	EXPIRES 12/16/2019 SIZE 100,000	—	1,140
	AUST 3YR BOND FUT BOND	EXPIRES 12/16/2019 SIZE 100,000	—	(3,694)
	AUST 3YR BOND FUT BOND	EXPIRES 09/16/2019 SIZE 100,000	—	(3,877)
	AUST 3YR BOND FUT BOND	EXPIRES 09/16/2019 SIZE 100,000	—	(1,854)
	AUST 3YR BOND FUT BOND	EXPIRES 06/17/2019 SIZE 100,000	—	(16,504)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 08/21/2019 1	605	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 09/18/2019 1	546	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 10/16/2019 1	728	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 10/16/2019 1	880	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 10/16/2019 1	945	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 11/20/2019 1	714	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 11/20/2019 1	765	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 11/20/2019 1	1,820	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	192	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	854	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	900	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	920	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	931	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	990	—
	CREDIT DEFAULT SWP INDX OPTN	CALL SCTY EX 12/18/2019 1	1,500	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	588	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	1,125	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	1,640	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 06/19/2019 1	1,948	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 07/17/2019 1	1,573	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	505	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	600	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	600	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	602	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	606	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	702	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	819	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	995	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	1,194	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	1,451	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	550	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	660	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	891	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	935	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	1,053	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	2,052	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	2,751	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	3,461	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 10/16/2019 1	1,200	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 10/16/2019 1	1,358	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 10/16/2019 1	1,365	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 10/16/2019 1	3,562	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	384	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	384	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	496	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	620	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	741	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	748	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	1,280	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	1,280	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	1,381	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	1,555	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	1,830	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 11/20/2019 1	2,760	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 12/18/2019 1	490	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 12/18/2019 1	1,045	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 12/18/2019 1	1,330	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 12/18/2019 1	2,311	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	570	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	582	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	630	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	735	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	781	(105)
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	945	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	950	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	1,003	(175)
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	1,115	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	1,488	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	2,206	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 04/17/2019 1	2,231	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	686	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	1,080	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 05/15/2019 1	3,136	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 06/19/2019 1	555	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	540	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 08/21/2019 1	630	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	220	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	330	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	632	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	696	(38)
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	900	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	1,050	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	1,153	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	1,575	—
	CREDIT DEFAULT SWP INDX OPTN	PUT SCTY EX 09/18/2019 1	1,838	(70)
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 12/20/2019 SIZE 50	—	209,484
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 12/20/2019 SIZE 50	—	287,287
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 09/20/2019 SIZE 50	—	153,535
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 06/21/2019 SIZE 50	—	52,057
	E-MINI RUSS 2000 EQUITY INDEX	EXPIRES 06/21/2019 SIZE 50	—	(17,427)
	EURO BUXL 30Y BND BOND	EXPIRES 12/06/2019 SIZE 100,000	—	81,673
	EURO BUXL 30Y BND BOND	EXPIRES 06/06/2019 SIZE 100,000	—	(652,265)
	EURO BUXL 30Y BND BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(301,030)
	EURO BUXL 30Y BND BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(153,676)
	EURO BUXL 30Y BND BOND	EXPIRES 03/07/2019 SIZE 100,000	—	109,472
	EURO-BOBL FUTURE BOND	EXPIRES 12/06/2019 SIZE 100,000	—	(59,705)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	EURO-BOBL FUTURE BOND	EXPIRES 06/06/2019 SIZE 100,000	—	224,386
	EURO-BOBL FUTURE BOND	EXPIRES 03/06/2020 SIZE 100,000	—	(21,970)
	EURO-BOBL FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	44,542
	EURO-BOBL FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(29,699)
	EURO-BOBL FUTURE BOND	EXPIRES 03/07/2019 SIZE 100,000	—	(84,518)
	EURO-BTP FUTURE BOND	EXPIRES 12/06/2019 SIZE 100,000	—	3,150
	EURO-BTP FUTURE BOND	EXPIRES 06/06/2019 SIZE 100,000	—	(270,499)
	EURO-BTP FUTURE BOND	EXPIRES 03/06/2020 SIZE 100,000	—	(2,835)
	EURO-BTP FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(342,520)
	EURO-BTP FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(146,521)
	EURO-BUND FUTURE BOND	EXPIRES 12/06/2019 SIZE 100,000	—	(438,651)
	EURO-BUND FUTURE BOND	EXPIRES 06/06/2019 SIZE 100,000	—	887,976
	EURO-BUND FUTURE BOND	EXPIRES 03/06/2020 SIZE 100,000	—	(38,915)
	EURO-BUND FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	247,790
	EURO-BUND FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	672,011
	EURO-BUND FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(2,063)
	EURO-BUXL 30Y BND BOND	EXPIRES 03/06/2020 SIZE 100,000	—	(34,061)
	EURO-OAT FUTURE BOND	EXPIRES 12/06/2019 SIZE 100,000	—	405,447
	EURO-OAT FUTURE BOND	EXPIRES 06/06/2019 SIZE 100,000	—	(479,338)
	EURO-OAT FUTURE BOND	EXPIRES 03/06/2020 SIZE 100,000	—	904
	EURO-OAT FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(261,439)
	EURO-OAT FUTURE BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(792,123)
	EURO-SCHATZ FUT BOND	EXPIRES 12/06/2019 SIZE 100,000	—	458,164
	EURO-SCHATZ FUT BOND	EXPIRES 06/06/2019 SIZE 100,000	—	(139,210)
	EURO-SCHATZ FUT BOND	EXPIRES 03/06/2020 SIZE 100,000	—	2,975
	EURO-SCHATZ FUT BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(253,370)
	EURO-SCHATZ FUT BOND	EXPIRES 09/06/2019 SIZE 100,000	—	(23,167)
	EURO-SCHATZ FUT BOND	EXPIRES 03/07/2019 SIZE 100,000	—	37,551
	EUX ACAL EUR-BOBL	EXPIRES 02/22/2019 SIZE 1,000	—	8,089
	EUX ACAL EUR-BOBL	EXPIRES 02/22/2019 SIZE 1,000	—	5,830
	EUX ACAL EUR-BOBL	EXPIRES 03/22/2019 SIZE 1,000	—	6,061
	EUX ACAL EUR-BUND	EXPIRES 03/22/2019 SIZE 1,000	—	2,110
	EUX ACAL EUR-BUND	EXPIRES 05/24/2019 SIZE 100,000	—	6,803
	EUX ACAL EUR-BUND	EXPIRES 05/24/2019 SIZE 100,000	—	11,893
	EUX ACAL EUR-BUND	EXPIRES 06/21/2019 SIZE 100,000	—	(81,724)
	EUX ACAL EUR-BUND	EXPIRES 06/21/2019 SIZE 100,000	—	90,274
	EUX ACAL EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	(29,219)
	EUX ACAL EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	42,058
	EUX ACAL EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	(19,025)
	EUX ACAL EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	30,663
	EUX ACAL EUR-BUND	EXPIRES 08/23/2019 SIZE 100,000	—	11,093
	EUX ACAL EUR-BUND	EXPIRES 09/20/2019 SIZE 100,000	—	19,651
	EUX ACAL EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	5,655
	EUX ACAL EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	9,062
	EUX ACAL EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	14,811
	EUX ACAL EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	25,980
	EUX ACAL EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	27,158
	EUX ACAL EUR-BUND	EXPIRES 12/20/2019 SIZE 100,000	—	3,324

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	EUX ACAL EUR-BUND	EXPIRES 12/20/2019 SIZE 100,000	—	4,415
	EUX ACAL EURO-BOBL	EXPIRES 08/23/2019 SIZE 100,000	—	16,222
	EUX APUT EUR-BOBL	EXPIRES 02/22/2019 SIZE 1,000	—	4,266
	EUX APUT EUR-BOBL	EXPIRES 02/22/2019 SIZE 1,000	—	3,486
	EUX APUT EUR-BOBL	EXPIRES 03/22/2019 SIZE 1,000	—	4,531
	EUX APUT EUR-BUND	EXPIRES 05/24/2019 SIZE 100,000	—	8,096
	EUX APUT EUR-BUND	EXPIRES 05/24/2019 SIZE 100,000	—	6,995
	EUX APUT EUR-BUND	EXPIRES 06/21/2019 SIZE 100,000	—	20,194
	EUX APUT EUR-BUND	EXPIRES 06/21/2019 SIZE 100,000	—	190
	EUX APUT EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	17,916
	EUX APUT EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	4,120
	EUX APUT EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	13,175
	EUX APUT EUR-BUND	EXPIRES 07/26/2019 SIZE 100,000	—	5,541
	EUX APUT EUR-BUND	EXPIRES 08/23/2019 SIZE 100,000	—	11,661
	EUX APUT EUR-BUND	EXPIRES 09/20/2019 SIZE 100,000	—	26,033
	EUX APUT EUR-BUND	EXPIRES 10/25/2019 SIZE 100,000	—	(8,556)
	EUX APUT EUR-BUND	EXPIRES 10/25/2019 SIZE 100,000	—	36,938
	EUX APUT EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	8,803
	EUX APUT EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	10,694
	EUX APUT EUR-BUND	EXPIRES 11/22/2019 SIZE 100,000	—	7,655
	EUX APUT EUR-BUND	EXPIRES 12/20/2019 SIZE 100,000	—	10,920
	EUX APUT EUR-BUND	EXPIRES 12/20/2019 SIZE 100,000	—	(2,456)
	EUX APUT EURO-SCHATZ	EXPIRES 08/23/2019 SIZE 100,000	—	2,768
	EUX APUT EURO-SCHATZ	EXPIRES 08/23/2019 SIZE 100,000	—	9,026
	EUX APUT EURO-SCHATZ	EXPIRES 11/22/2019 SIZE 100,000	—	6,154
	EUX APUT EURO-SCHATZ	EXPIRES 11/22/2019 SIZE 100,000	—	1,319
	JPN 10Y BOND(OSE) BOND	EXPIRES 09/12/2019 SIZE 100,000,000	—	(38,367)
	JPN 10Y BOND(OSE) BOND	EXPIRES 09/12/2019 SIZE 100,000,000	—	(715)
	JPN 10Y BOND(OSE) BOND	EXPIRES 12/13/2019 SIZE 100,000,000	—	13,611
	JPN 10Y BOND(OSE) BOND	EXPIRES 12/13/2019 SIZE 100,000,000	—	89,339
	JPN 10Y BOND(OSE) BOND	EXPIRES 06/13/2019 SIZE 100,000,000	—	(10,232)
	LONG GILT FUTURE BOND	EXPIRES 06/26/2019 SIZE 100,000	—	(122,314)
	LONG GILT FUTURE BOND	EXPIRES 09/26/2019 SIZE 100,000	—	(154,479)
	LONG GILT FUTURE BOND	EXPIRES 09/26/2019 SIZE 100,000	—	(39,104)
	LONG GILT FUTURE BOND	EXPIRES 12/27/2019 SIZE 100,000	—	45,536
	SHORT EURO-BTP FU BOND	EXPIRES 12/06/2019 SIZE 100,000	—	(85,679)
	SHORT EURO-BTP FU BOND	EXPIRES 03/06/2020 SIZE 100,000	—	(8,786)
	SWAPTION - SOP	CALL SCTY EX 07/10/2020 1	41,288	(146,550)
	SWAPTION - SOP	CALL SCTY EX 07/23/2020 1	40,801	(140,806)
	SWAPTION - SOP	CALL SCTY EX 12/13/2019 1	27,394	—
	SWAPTION - SOP	PUT SCTY EX 07/10/2020 1	(14,147)	85,814
	SWAPTION - SOP	PUT SCTY EX 07/10/2020 1	(27,002)	154,950
	SWAPTION - SOP	PUT SCTY EX 07/23/2020 1	(41,440)	180,776
	SWAPTION - SOP	PUT SCTY EX 10/14/2019 1	34,332	(2,058)
	SWAPTION - SOP	CALL SCTY EX 11/08/2019 1	1,775	—
	SWAPTION - SOP	CALL SCTY EX 11/01/2019 1	2,730	—
	SWAPTION - SOP	CALL SCTY EX 11/12/2019 1	2,090	—
	SWAPTION - SOP	CALL SCTY EX 11/15/2019 1	1,925	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 12/23/2019 1	1,260	(131)
	SWAPTION - SOP	CALL SCTY EX 12/27/2019 1	1,450	—
	SWAPTION - SOP	CALL SCTY EX 11/21/2019 1	1,647	—
	SWAPTION - SOP	CALL SCTY EX 12/04/2019 1	932	—
	SWAPTION - SOP	CALL SCTY EX 11/29/2019 1	1,530	—
	SWAPTION - SOP	CALL SCTY EX 12/06/2019 1	1,638	—
	SWAPTION - SOP	PUT SCTY EX 11/08/2019 1	1,775	—
	SWAPTION - SOP	CALL SCTY EX 12/12/2019 1	1,170	—
	SWAPTION - SOP	CALL SCTY EX 12/09/2019 1	1,820	—
	SWAPTION - SOP	PUT SCTY EX 11/12/2019 1	1,881	—
	SWAPTION - SOP	PUT SCTY EX 11/01/2019 1	2,470	—
	SWAPTION - SOP	PUT SCTY EX 12/27/2019 1	1,350	—
	SWAPTION - SOP	PUT SCTY EX 12/23/2019 1	1,197	—
	SWAPTION - SOP	CALL SCTY EX 08/15/2019 1	1,350	—
	SWAPTION - SOP	PUT SCTY EX 12/04/2019 1	920	—
	SWAPTION - SOP	PUT SCTY EX 11/15/2019 1	1,870	—
	SWAPTION - SOP	PUT SCTY EX 12/06/2019 1	1,560	—
	SWAPTION - SOP	PUT SCTY EX 11/21/2019 1	1,530	—
	SWAPTION - SOP	PUT SCTY EX 11/29/2019 1	1,500	—
	SWAPTION - SOP	CALL SCTY EX 07/11/2019 1	1,512	—
	SWAPTION - SOP	PUT SCTY EX 12/09/2019 1	1,833	—
	SWAPTION - SOP	PUT SCTY EX 12/12/2019 1	1,395	—
	SWAPTION - SOP	CALL SCTY EX 08/09/2019 1	1,045	—
	SWAPTION - SOP	CALL SCTY EX 06/28/2019 1	1,530	—
	SWAPTION - SOP	CALL SCTY EX 07/01/2019 1	1,705	—
	SWAPTION - SOP	CALL SCTY EX 06/28/2019 1	2,035	—
	SWAPTION - SOP	CALL SCTY EX 08/16/2019 1	1,410	—
	SWAPTION - SOP	CALL SCTY EX 08/12/2019 1	1,052	—
	SWAPTION - SOP	PUT SCTY EX 08/15/2019 1	1,316	—
	SWAPTION - SOP	CALL SCTY EX 06/25/2019 1	1,575	—
	SWAPTION - SOP	CALL SCTY EX 06/26/2019 1	1,661	—
	SWAPTION - SOP	CALL SCTY EX 07/12/2019 1	1,022	—
	SWAPTION - SOP	CALL SCTY EX 06/17/2019 1	1,252	—
	SWAPTION - SOP	CALL SCTY EX 06/19/2019 1	1,650	—
	SWAPTION - SOP	PUT SCTY EX 07/11/2019 1	1,170	—
	SWAPTION - SOP	CALL SCTY EX 06/18/2019 1	1,080	—
	SWAPTION - SOP	CALL SCTY EX 06/24/2019 1	1,460	—
	SWAPTION - SOP	CALL SCTY EX 06/20/2019 1	1,480	—
	SWAPTION - SOP	CALL SCTY EX 06/14/2019 1	1,350	—
	SWAPTION - SOP	CALL SCTY EX 06/21/2019 1	1,435	—
	SWAPTION - SOP	CALL SCTY EX 04/29/2019 1	1,160	—
	SWAPTION - SOP	PUT SCTY EX 08/09/2019 1	1,000	—
	SWAPTION - SOP	CALL SCTY EX 04/30/2019 1	1,040	—
	SWAPTION - SOP	CALL SCTY EX 06/10/2019 1	1,400	—
	SWAPTION - SOP	PUT SCTY EX 07/01/2019 1	1,650	—
	SWAPTION - SOP	CALL SCTY EX 04/24/2019 1	1,200	—
	SWAPTION - SOP	PUT SCTY EX 06/28/2019 1	1,260	—
	SWAPTION - SOP	CALL SCTY EX 06/07/2019 1	1,125	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 08/16/2019 1	1,100	—
	SWAPTION - SOP	CALL SCTY EX 05/10/2019 1	1,001	—
	SWAPTION - SOP	CALL SCTY EX 06/03/2019 1	861	—
	SWAPTION - SOP	PUT SCTY EX 06/28/2019 1	1,650	—
	SWAPTION - SOP	CALL SCTY EX 05/31/2019 1	880	—
	SWAPTION - SOP	CALL SCTY EX 06/10/2019 1	1,152	—
	SWAPTION - SOP	PUT SCTY EX 08/12/2019 1	920	—
	SWAPTION - SOP	CALL SCTY EX 05/02/2019 1	1,350	—
	SWAPTION - SOP	CALL SCTY EX 05/28/2019 1	1,040	—
	SWAPTION - SOP	CALL SCTY EX 06/06/2019 1	1,040	—
	SWAPTION - SOP	CALL SCTY EX 05/07/2019 1	979	—
	SWAPTION - SOP	CALL SCTY EX 05/09/2019 1	1,135	—
	SWAPTION - SOP	CALL SCTY EX 05/13/2019 1	810	—
	SWAPTION - SOP	PUT SCTY EX 07/12/2019 1	960	—
	SWAPTION - SOP	CALL SCTY EX 05/01/2019 1	1,330	—
	SWAPTION - SOP	CALL SCTY EX 05/06/2019 1	1,103	—
	SWAPTION - SOP	CALL SCTY EX 05/24/2019 1	865	—
	SWAPTION - SOP	CALL SCTY EX 05/29/2019 1	880	—
	SWAPTION - SOP	PUT SCTY EX 06/25/2019 1	1,300	—
	SWAPTION - SOP	CALL SCTY EX 05/03/2019 1	1,381	—
	SWAPTION - SOP	CALL SCTY EX 05/28/2019 1	968	—
	SWAPTION - SOP	PUT SCTY EX 03/26/2020 1	(175,407)	365,096
	SWAPTION - SOP	PUT SCTY EX 03/27/2020 1	(62,886)	110,497
	SWAPTION - SOP	PUT SCTY EX 06/26/2019 1	1,562	—
	SWAPTION - SOP	CALL SCTY EX 05/08/2019 1	900	—
	SWAPTION - SOP	CALL SCTY EX 06/04/2019 1	707	—
	SWAPTION - SOP	CALL SCTY EX 05/13/2019 1	945	—
	SWAPTION - SOP	CALL SCTY EX 05/23/2019 1	1,062	—
	SWAPTION - SOP	CALL SCTY EX 06/03/2019 1	808	—
	SWAPTION - SOP	CALL SCTY EX 04/24/2019 1	1,100	—
	SWAPTION - SOP	CALL SCTY EX 05/15/2019 1	840	—
	SWAPTION - SOP	CALL SCTY EX 05/20/2019 1	968	—
	SWAPTION - SOP	PUT SCTY EX 06/17/2019 1	960	—
	SWAPTION - SOP	CALL SCTY EX 04/23/2019 1	800	—
	SWAPTION - SOP	CALL SCTY EX 05/22/2019 1	990	—
	SWAPTION - SOP	PUT SCTY EX 06/19/2019 1	1,601	—
	SWAPTION - SOP	CALL SCTY EX 05/17/2019 1	1,049	—
	SWAPTION - SOP	PUT SCTY EX 06/24/2019 1	1,300	—
	SWAPTION - SOP	CALL SCTY EX 03/26/2020 1	84,180	(165,482)
	SWAPTION - SOP	CALL SCTY EX 05/16/2019 1	990	—
	SWAPTION - SOP	PUT SCTY EX 06/18/2019 1	1,080	—
	SWAPTION - SOP	PUT SCTY EX 06/20/2019 1	1,360	—
	SWAPTION - SOP	CALL SCTY EX 03/26/2020 1	91,500	(167,031)
	SWAPTION - SOP	PUT SCTY EX 06/14/2019 1	1,238	—
	SWAPTION - SOP	PUT SCTY EX 06/21/2019 1	1,330	—
	SWAPTION - SOP	CALL SCTY EX 03/27/2020 1	63,597	(106,420)
	SWAPTION - SOP	PUT SCTY EX 04/29/2019 1	1,096	—
	SWAPTION - SOP	CALL SCTY EX 04/15/2019 1	840	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 04/18/2019 1	1,161	—
	SWAPTION - SOP	CALL SCTY EX 04/15/2019 1	870	—
	SWAPTION - SOP	CALL SCTY EX 04/23/2019 1	1,040	—
	SWAPTION - SOP	PUT SCTY EX 06/10/2019 1	1,200	—
	SWAPTION - SOP	CALL SCTY EX 04/12/2019 1	928	—
	SWAPTION - SOP	CALL SCTY EX 04/15/2019 1	1,050	—
	SWAPTION - SOP	CALL SCTY EX 03/26/2019 1	780	—
	SWAPTION - SOP	CALL SCTY EX 04/09/2019 1	800	—
	SWAPTION - SOP	PUT SCTY EX 04/30/2019 1	1,132	—
	SWAPTION - SOP	PUT SCTY EX 06/07/2019 1	1,125	—
	SWAPTION - SOP	CALL SCTY EX 04/11/2019 1	905	—
	SWAPTION - SOP	PUT SCTY EX 04/24/2019 1	1,185	—
	SWAPTION - SOP	PUT SCTY EX 05/10/2019 1	945	—
	SWAPTION - SOP	PUT SCTY EX 06/03/2019 1	770	—
	SWAPTION - SOP	CALL SCTY EX 03/22/2019 1	999	—
	SWAPTION - SOP	PUT SCTY EX 05/31/2019 1	924	—
	SWAPTION - SOP	PUT SCTY EX 06/10/2019 1	1,215	—
	SWAPTION - SOP	CALL SCTY EX 03/27/2019 1	900	—
	SWAPTION - SOP	PUT SCTY EX 05/28/2019 1	850	—
	SWAPTION - SOP	PUT SCTY EX 06/06/2019 1	808	—
	SWAPTION - SOP	CALL SCTY EX 03/19/2019 1	930	—
	SWAPTION - SOP	CALL SCTY EX 03/25/2019 1	776	—
	SWAPTION - SOP	PUT SCTY EX 05/02/2019 1	1,200	—
	SWAPTION - SOP	PUT SCTY EX 05/09/2019 1	1,000	—
	SWAPTION - SOP	PUT SCTY EX 05/13/2019 1	760	—
	SWAPTION - SOP	CALL SCTY EX 03/07/2019 1	1,169	—
	SWAPTION - SOP	CALL SCTY EX 03/14/2019 1	934	—
	SWAPTION - SOP	PUT SCTY EX 05/07/2019 1	979	—
	SWAPTION - SOP	PUT SCTY EX 05/24/2019 1	840	—
	SWAPTION - SOP	PUT SCTY EX 05/29/2019 1	812	—
	SWAPTION - SOP	CALL SCTY EX 04/08/2019 1	1,080	—
	SWAPTION - SOP	PUT SCTY EX 05/01/2019 1	1,200	—
	SWAPTION - SOP	PUT SCTY EX 05/06/2019 1	990	—
	SWAPTION - SOP	PUT SCTY EX 05/28/2019 1	896	—
	SWAPTION - SOP	CALL SCTY EX 03/15/2019 1	915	—
	SWAPTION - SOP	CALL SCTY EX 03/29/2019 1	990	—
	SWAPTION - SOP	PUT SCTY EX 05/03/2019 1	1,375	—
	SWAPTION - SOP	PUT SCTY EX 05/08/2019 1	900	—
	SWAPTION - SOP	PUT SCTY EX 06/04/2019 1	700	—
	SWAPTION - SOP	CALL SCTY EX 04/01/2019 1	1,210	—
	SWAPTION - SOP	CALL SCTY EX 02/08/2019 1	840	—
	SWAPTION - SOP	CALL SCTY EX 02/14/2019 1	1,215	—
	SWAPTION - SOP	CALL SCTY EX 03/04/2019 1	1,050	—
	SWAPTION - SOP	CALL SCTY EX 03/05/2019 1	950	—
	SWAPTION - SOP	PUT SCTY EX 02/20/2020 1	(83,633)	309,091
	SWAPTION - SOP	PUT SCTY EX 02/21/2020 1	(76,100)	316,152
	SWAPTION - SOP	PUT SCTY EX 04/24/2019 1	1,060	—
	SWAPTION - SOP	CALL SCTY EX 03/13/2019 1	1,010	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 04/04/2019 1	1,200	—
	SWAPTION - SOP	CALL SCTY EX 04/05/2019 1	1,063	—
	SWAPTION - SOP	PUT SCTY EX 04/23/2019 1	724	—
	SWAPTION - SOP	PUT SCTY EX 05/13/2019 1	945	—
	SWAPTION - SOP	PUT SCTY EX 05/23/2019 1	990	—
	SWAPTION - SOP	PUT SCTY EX 06/03/2019 1	800	—
	SWAPTION - SOP	CALL SCTY EX 02/20/2020 1	83,793	(263,386)
	SWAPTION - SOP	CALL SCTY EX 02/21/2020 1	76,116	(271,125)
	SWAPTION - SOP	CALL SCTY EX 02/25/2019 1	1,210	—
	SWAPTION - SOP	CALL SCTY EX 03/04/2019 1	573	—
	SWAPTION - SOP	PUT SCTY EX 05/15/2019 1	800	—
	SWAPTION - SOP	PUT SCTY EX 05/20/2019 1	968	—
	SWAPTION - SOP	CALL SCTY EX 02/19/2019 1	1,010	—
	SWAPTION - SOP	CALL SCTY EX 03/01/2019 1	1,210	—
	SWAPTION - SOP	PUT SCTY EX 05/22/2019 1	968	—
	SWAPTION - SOP	CALL SCTY EX 02/26/2019 1	1,200	—
	SWAPTION - SOP	PUT SCTY EX 05/17/2019 1	945	—
	SWAPTION - SOP	CALL SCTY EX 02/28/2019 1	3,680	—
	SWAPTION - SOP	PUT SCTY EX 05/16/2019 1	900	—
	SWAPTION - SOP	CALL SCTY EX 02/25/2019 1	1,300	—
	SWAPTION - SOP	PUT SCTY EX 04/15/2019 1	780	—
	SWAPTION - SOP	PUT SCTY EX 04/18/2019 1	1,100	—
	SWAPTION - SOP	PUT SCTY EX 04/15/2019 1	800	—
	SWAPTION - SOP	PUT SCTY EX 04/23/2019 1	1,040	—
	SWAPTION - SOP	PUT SCTY EX 04/12/2019 1	600	—
	SWAPTION - SOP	PUT SCTY EX 04/15/2019 1	930	—
	SWAPTION - SOP	PUT SCTY EX 03/26/2019 1	790	—
	SWAPTION - SOP	PUT SCTY EX 04/09/2019 1	800	—
	SWAPTION - SOP	PUT SCTY EX 04/11/2019 1	900	—
	SWAPTION - SOP	PUT SCTY EX 03/22/2019 1	835	—
	SWAPTION - SOP	PUT SCTY EX 03/27/2019 1	878	—
	SWAPTION - SOP	PUT SCTY EX 03/19/2019 1	930	—
	SWAPTION - SOP	PUT SCTY EX 03/25/2019 1	800	—
	SWAPTION - SOP	CALL SCTY EX 03/14/2019 1	934	—
	SWAPTION - SOP	PUT SCTY EX 03/07/2019 1	1,128	—
	SWAPTION - SOP	PUT SCTY EX 04/08/2019 1	833	—
	SWAPTION - SOP	PUT SCTY EX 03/15/2019 1	915	—
	SWAPTION - SOP	PUT SCTY EX 03/29/2019 1	810	—
	SWAPTION - SOP	PUT SCTY EX 04/01/2019 1	1,114	—
	SWAPTION - SOP	PUT SCTY EX 03/04/2019 1	1,000	—
	SWAPTION - SOP	PUT SCTY EX 03/05/2019 1	925	—
	SWAPTION - SOP	PUT SCTY EX 03/13/2019 1	1,000	—
	SWAPTION - SOP	PUT SCTY EX 04/04/2019 1	1,075	—
	SWAPTION - SOP	PUT SCTY EX 04/05/2019 1	1,050	—
	SWAPTION - SOP	PUT SCTY EX 03/04/2019 1	600	—
	SWAPTION - SOP	PUT SCTY EX 02/14/2019 1	1,125	—
	SWAPTION - SOP	PUT SCTY EX 02/08/2019 1	840	—
	SWAPTION - SOP	PUT SCTY EX 02/19/2019 1	880	—

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 02/25/2019 1	1,200	—
	SWAPTION - SOP	PUT SCTY EX 03/01/2019 1	1,111	—
	SWAPTION - SOP	PUT SCTY EX 02/26/2019 1	1,150	—
	SWAPTION - SOP	PUT SCTY EX 02/28/2019 1	3,440	—
	SWAPTION - SOP	PUT SCTY EX 02/25/2019 1	1,225	—
	SWAPTION - SOP	CALL SCTY EX 12/13/2019 1	8,449	—
	SWAPTION - SOP	CALL SCTY EX 12/13/2019 1	15,814	—
	US 10YR NOTE (CBT) BOND	EXPIRES 06/19/2019 SIZE 100,000	—	656,375
	US 10YR NOTE (CBT) BOND	EXPIRES 06/19/2019 SIZE 100,000	—	2,395
	US 10YR NOTE (CBT) BOND	EXPIRES 09/19/2019 SIZE 100,000	—	361,934
	US 10YR NOTE (CBT) BOND	EXPIRES 09/19/2019 SIZE 100,000	—	1,389,714
	US 10YR NOTE (CBT) BOND	EXPIRES 03/20/2020 SIZE 100,000	—	(17,098)
	US 10YR ULTRA FUT BOND	EXPIRES 06/19/2019 SIZE 100,000	—	(24,033)
	US 2YR NOTE (CBT) BOND	EXPIRES 06/28/2019 SIZE 200,000	—	32,437
	US 2YR NOTE (CBT) BOND	EXPIRES 06/28/2019 SIZE 200,000	—	(146,632)
	US 2YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 200,000	—	35,960
	US 2YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 200,000	—	(107,047)
	US 2YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 200,000	—	(268,735)
	US 2YR NOTE (CBT) BOND	EXPIRES 12/31/2019 SIZE 200,000	—	190,095
	US 2YR NOTE (CBT) BOND	EXPIRES 03/31/2020 SIZE 200,000	—	57,822
	US 5YR NOTE (CBT) BOND	EXPIRES 06/28/2019 SIZE 100,000	—	(446)
	US 5YR NOTE (CBT) BOND	EXPIRES 06/28/2019 SIZE 100,000	—	(127,955)
	US 5YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 100,000	—	81,695
	US 5YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 100,000	—	(15,029)
	US 5YR NOTE (CBT) BOND	EXPIRES 09/30/2019 SIZE 100,000	—	(96,751)
	US 5YR NOTE (CBT) BOND	EXPIRES 12/31/2019 SIZE 100,000	—	(124,420)
	US 5YR NOTE (CBT) BOND	EXPIRES 03/31/2020 SIZE 100,000	—	(15,746)
	US LONG BOND(CBT) BOND	EXPIRES 06/19/2019 SIZE 100,000	—	(415,746)
	US LONG BOND(CBT) BOND	EXPIRES 09/19/2019 SIZE 100,000	—	(986,967)
	US LONG BOND(CBT) BOND	EXPIRES 09/19/2019 SIZE 100,000	—	(359,300)
	US LONG BOND(CBT) BOND	EXPIRES 03/20/2020 SIZE 100,000	—	20,744
	US ULTRA BOND CBT BOND	EXPIRES 12/19/2019 SIZE 100,000	—	(153,554)
	US ULTRA BOND CBT BOND	EXPIRES 06/19/2019 SIZE 100,000	—	268,851
	US ULTRA BOND CBT BOND	EXPIRES 09/19/2019 SIZE 100,000	—	177,893
	US ULTRA BOND CBT BOND	EXPIRES 09/19/2019 SIZE 100,000	—	216,557
	US ULTRA BOND CBT BOND	EXPIRES 03/20/2020 SIZE 100,000	—	(20,968)
	US ULTRA BOND CBT BOND	EXPIRES 03/20/2020 SIZE 100,000	—	(18,255)
	MORTGAGE OPTION	PUT SCTY EX 06/06/2019 1	4,219	—
	MORTGAGE OPTION	PUT SCTY EX 06/06/2019 1	3,813	—
	MORTGAGE OPTION	PUT SCTY EX 06/06/2019 1	5,242	—
	MORTGAGE OPTION	CALL SCTY EX 06/06/2019 1	1,000	—
	MORTGAGE OPTION	CALL SCTY EX 06/06/2019 1	3,516	—
	MORTGAGE OPTION	CALL SCTY EX 06/06/2019 1	3,250	—
	MORTGAGE OPTION	CALL SCTY EX 06/06/2019 1	4,469	(344)
SECURITIES SOLD SHORT:
	TBA FNMA SINGLE FAMILY 30YR	3.000% 04/25/2047 5,700,000	5,569,969	(5,615,836)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 10/15/2050 700,000	727,297	(727,262)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 11/15/2050 700,000	727,234	(726,783)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
YEAR ENDED DECEMBER 31, 2019
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT:
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 12/15/2050 700,000	727,016	(726,195)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 07/15/2050 700,000	724,500	(725,730)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 08/15/2050 700,000	725,813	(726,359)
	TBA GNMA2 SINGLE FAMILY 30YR	4.000% 09/15/2050 1,000,000	1,038,055	(1,039,568)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 01/25/2050 3,250,000	3,201,250	(3,201,250)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 10/25/2050 3,250,000	3,231,719	(3,231,719)
	TBA UMBS SINGLE FAMILY 30YR	2.500% 11/25/2050 1,700,000	1,681,672	(1,681,672)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 11/25/2050 11,200,000	11,337,375	(11,337,375)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 12/25/2050 38,000,000	38,559,938	(38,559,938)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 02/25/2050 5,700,000	5,576,203	(5,566,406)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 03/25/2050 5,700,000	5,562,844	(5,571,639)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 05/25/2050 5,700,000	5,612,385	(5,641,553)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 06/25/2050 9,500,000	9,428,320	(9,538,742)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 07/25/2050 11,700,000	11,755,547	(11,792,660)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 08/25/2050 8,700,000	8,765,156	(8,755,734)
	TBA UMBS SINGLE FAMILY 30YR	3.000% 09/25/2050 17,400,000	17,638,570	(17,769,240)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 01/25/2050 3,000,000	(3,084,218)	3,084,531
	TBA UMBS SINGLE FAMILY 30YR	3.500% 10/25/2050 41,100,000	42,112,594	(42,124,277)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 11/25/2050 7,000,000	7,183,353	(7,190,895)
	TBA UMBS SINGLE FAMILY 30YR	3.500% 12/25/2050 23,560,000	(24,135,654)	24,186,028
	TBA UMBS SINGLE FAMILY 30YR	4.000% 01/25/2050 4,640,000	4,818,350	(4,816,900)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 10/25/2050 9,280,000	9,627,456	(9,619,844)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 11/25/2050 4,640,000	4,809,650	(4,816,084)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 12/25/2050 39,840,000	41,315,700	(41,312,709)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 07/25/2050 18,540,000	19,173,916	(19,171,463)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 08/25/2050 14,440,000	14,923,237	(14,940,739)
	TBA UMBS SINGLE FAMILY 30YR	4.000% 09/25/2050 4,640,000	4,819,075	(4,809,831)

JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 – EIN# 13/4994650
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
AS OF DECEMBER 31, 2019
(IRS FORM 5500 – SCHEDULE G – PART I)

(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
			AMOUNT RECEIVED DURING THE YEAR				AMOUNT OVERDUE
	IDENTITY AND ADDRESS OF OBLIGOR	ORIGINAL AMOUNT OF LOAN	PRINCIPAL	INTEREST	UNPAID BALANCE AT END OF YEAR
DETAILED DESCRIPTION OF LOAN, INCLUDING DATES OF MAKING AND MATURITY, INTEREST RATE, THE TYPE AND VALUE OF COLLATERAL, ANY RENEGOTIATION OF THE LOAN AND THE TERMS OF THE RENOGATION, AND OTHER MATERIAL ITEMS
							PRINCIPAL	INTEREST
	LEHMAN BROTHERS HDGS 1271 AVE OF THE AMERICAS, NEW YORK, NY 10020	210,000	427	883	210,000	ESC LEHMAN BRTH HLD 5.250% 06/FEB/2012 . ISSUE DATE: 01/12/2007	210,000	—
	LEHMAN BROTHERS HDGS 1271 AVE OF THE AMERICAS, NEW YORK, NY 10020	340,000	707	1,462	340,000	LEH.BROS.HOLD.INC. 6.2% BDS 26/SEP/2014 USD . ISSUE DATE: 09/26/2007	340,000	—
	PACIFIC GAS & ELECTRIC CO PO BOX 99730, SACRAMENTO, CA 95899	700,000	—	—	700,000	PACIFIC GAS & ELECTRIC CO CALLABLE NOTES FIXED 4.25% 01/AUG/2023 USD 1000 ISSUE DATE: 08/06/2018	—	29,750
	MOTORS LIQUIDATION CO 300 RENAISSANCE CENTER, DETROIT, MI 48265	750,000	—	—	750,000	MOTORS LIQUIDATION CO BOND FIXED 15/JUL/2033 USD 1000 ISSUE DATE: 07/03/2003	—	62,813
	LYONDELL CHEMICAL CO 1221 MCKINNEY ST, STE 300, HOUSTON, TX 77010	250,000	—	—	250,000	NELL ACQUISITION US LLC MEDIUM TERM NOTE FIXED 15/AUG/2049 USD ISSUE DATE: 08/10/2005	—	20,937

JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Nicole Giles
Nicole Giles

Managing Director and Firmwide Controller
(Principal Accounting Officer)
JPMorgan Chase & Co.

Date: June 26, 2020

JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	77